Exhibit 2.2

Execution Version

PURCHASE AND SALE AGREEMENT

among

Antero Midstream LLC,

Antero Water LLC and

Antero Treatment LLC

as Seller

and

Infinity Natural Resources LLC

and

Northern Oil and Gas, Inc.

as Buyer

dated

December 5, 2025

i

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF SELLER		43
6.1	Organization, Existence and Qualification	43
6.2	Authority, Approval and Enforceability	44
6.3	No Conflicts	44
6.4	Consents	45
6.5	Bankruptcy	45
6.6	Foreign Person	45
6.7	Litigation	45
6.8	Material Contracts	45
6.9	No Violation of Laws	47
6.10	Preferential Rights	47
6.11	Imbalances	47
6.12	Capital Commitments	47
6.13	Environmental	47
6.14	Taxes	48
6.15	Brokers’ Fees	48
6.16	Credit Support	49
6.17	Casualty Loss and Condemnation	49
6.18	Permits	49
6.19	Reserved	49
6.20	Specified Matters	49
6.21	Reserved	49
6.22	Personal Property	50
6.23	Regulatory Matters	50
6.24	Sufficiency of Assets	50
6.25	Reserved	50
6.26	Throughput Data	50
6.27	Property	50
6.28	Absence of Changes	52
6.29	Employee Benefit Plans	52
6.30	Labor and Employment Matters	53
6.31	Affiliate Arrangements	53

ARTICLE VII REPRESENTATIONS AND WARRANTIES OF BUYER		54
7.1	Organization, Existence and Qualification	54
7.2	Authority, Approval and Enforceability	54
7.3	No Conflicts	54
7.4	Consents	54
7.5	Bankruptcy	55
7.6	Litigation	55
7.7	Financing	55
7.8	Regulatory	56
7.9	Independent Evaluation	56
7.10	Brokers’ Fees	57
7.11	Accredited Investor	57
7.12	Due Diligence	57
7.13	Business Use, Bargaining Position	57

ARTICLE VIII BUYER’S CONDITIONS TO CLOSING		57
8.1	Representations	57
8.2	Performance	58
8.3	No Legal Proceedings	58
8.4	Closing Certificate	58
8.5	Closing Deliverables	58
8.6	HSR Act	58
8.7	Concurrent PSA	58

ARTICLE IX SELLER’S CONDITIONS TO CLOSING		58
9.1	Representations	58
9.2	Performance	59
9.3	No Legal Proceedings	59
9.4	Closing Certificate	59
9.5	Closing Deliverables	59
9.6	HSR Act	59
9.7	Concurrent PSA	59

ARTICLE X CLOSING		59
10.1	Date of Closing	59
10.2	Place of Closing	59
10.3	Failure to Close	59
10.4	Closing Obligations	60
10.5	Records	61
10.6	Recording	61
10.7	Post-Closing Obligations	61

ARTICLE XI TERMINATION; DEFAULT AND REMEDIES		62
11.1	Right of Termination	62
11.2	Effect of Termination	63
11.3	Return of Documentation and Confidentiality	64

ARTICLE XII [RESERVED]		65

ARTICLE XIII ASSUMPTION; INDEMNIFICATION; SURVIVAL		65
13.1	Assumption by Buyer	65
13.2	Indemnities of Buyer	66
13.3	[reserved]	66
13.4	Express Negligence	66
13.5	Exclusive Remedy	67
13.6	Indemnification Procedures	68
13.7	Survival	69
13.8	Waiver of Right to Rescission	70
13.9	Insurance	70
13.10	Non-Compensatory Damages	70
13.11	Disclaimer of Application of Anti-Indemnity Statutes	70

ARTICLE XIV EMPLOYEES		70
14.1	Employee Matters	70

ARTICLE XV MISCELLANEOUS		74
15.1	Exhibits and Schedules	74
15.2	Expenses	74
15.3	Taxes	74
15.4	Assignment	77
15.5	Preparation of Agreement	77
15.6	Publicity	78
15.7	Notices	78
15.8	Further Cooperation	80
15.9	No Recourse	80
15.10	Entire Agreement; Conflicts	80
15.11	Parties in Interest	81
15.12	Amendment	81
15.13	Waiver; Rights Cumulative	81
15.14	Conflict of Law Jurisdiction, Venue; Jury Waiver	81
15.15	Like-Kind Exchange	82
15.16	Severability	83
15.17	Counterparts	83
15.18	Time is of the Essence	83
15.19	Seller Joint and Several Liability; Buyer Several Liability	83
15.20	Buyer Representative	83
15.21	Debt Financing Sources	83

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS:

Exhibit A	—	Gas Gathering System
Exhibit B	—	Water Facilities
Exhibit C	—	Rights-of-Way
Exhibit D	—	Inventory
Exhibit E	—	Transferred Vehicles
Exhibit F	—	Assigned Surface
Exhibit G	—	Allocated Values
Exhibit H	—	Form of Assignment and Bill of Sale
Exhibit I	—	Form of Deed
Exhibit J	—	Form of R&W Insurance Policy
Exhibit K	—	R&W Conditional Binder
Exhibit L	—	[Reserved]
Exhibit M	—	Form of Seller’s Certificate
Exhibit N	—	Form of Buyer’s Certificate
Exhibit O	—	Certain Applicable Contracts
Exhibit P	—	Form of Transition Services Agreement
Exhibit Q	—	Specified Contracts
Exhibit R	—	Specified Inventory

SCHEDULES:

Schedule 1.1A	—	Seller Knowledge Persons
Schedule 1.1B	—	Infinity Knowledge Persons
Schedule 1.1C	—	NOG Knowledge Persons
Schedule 1.1(x)	—	Certain Excluded Assets
Schedule 5.1	—	Conduct of Business
Schedule 5.2	—	Governmental Bonds
Schedule 5.5	—	[Reserved]
Schedule 6.4	—	Consents
Schedule 6.7	—	Litigation
Schedule 6.8(a)	—	Material Contracts
Schedule 6.8(b)	—	Material Contract Matters
Schedule 6.9	—	No Violation of Laws
Schedule 6.10	—	Preferential Rights
Schedule 6.11	—	Imbalances
Schedule 6.12	—	Current Commitments
Schedule 6.13	—	Environmental
Schedule 6.14	—	Asset Taxes
Schedule 6.16	—	Credit Support
Schedule 6.18	—	Permits
Schedule 6.20	—	Specified Matters

v

Schedule 6.22	—	Property
Schedule 6.24	—	Sufficiency of Assets
Schedule 6.26	—	Throughput Data
Schedule 6.27(a)	—	Gathering Systems Owned Real Property
Schedule 6.27(b)	—	Gathering Systems Leased Real Property
Schedule 6.27(c)	—	Gathering Systems Rights-of-Way and Permits
Schedule 6.27(d)	—	Gathering Systems
Schedule 6.28	—	Absence of Changes
Schedule 6.29(a)	—	Employee Benefit Plans
Schedule 6.30(a)	—	Labor and Employment Matters
Schedule 6.31	—	Affiliate Arrangements
Schedule 14.1	—	Business Employees
Schedule PE	—	Permitted Encumbrances

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”) is executed as of December 5, 2025 (the “Execution Date”), by and between Antero Midstream LLC, a Delaware limited liability company (“Antero Midstream”), Antero Water LLC, a Delaware limited liability company (“Antero Water”), and Antero Treatment LLC, a Delaware limited liability company (“Antero Treatment” and together with Antero Midstream and Antero Water, collectively, “Seller”), on the one hand, Infinity Natural Resources LLC, a Delaware limited liability company (“Infinity”), and Northern Oil and Gas, Inc., a Delaware corporation (“NOG”, and together with Infinity, collectively, “Buyer”), on the other hand. Seller, Infinity and NOG are each a “Party”, and collectively the “Parties”.

RECITALS

WHEREAS, Seller desires to sell and assign, and Buyer desires to purchase and pay for, the Assets (as hereinafter defined) and assume the Assumed Obligations (as hereinafter defined), upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for and in consideration of the mutual promises contained herein, the benefits to be derived by each Party hereunder, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1 Defined Terms. Capitalized terms used herein shall have the meanings set forth in this Section 1.1, unless the context otherwise requires.

“Accounting Arbitrator” shall have the meaning set forth in Section 3.6.

“Adjusted Purchase Price” shall have the meaning set forth in Section 3.3.

“Affiliate” shall mean any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, another Person. The term “control” and its derivatives with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, (a) no Person comprising a part of the AR Group shall be considered an Affiliate of Seller and (b) except for the usages of such term in and without limiting Section 5.6 or Section 8.3 (with respect to the usage of “Third Party” therein), Section 9.3 (with respect to the usage of “Third Party” therein), Section 13.5, Section 15.6 and Section 15.9, no Pearl Entity or NGP Entity shall be an Affiliate of any Buyer, and no Buyer nor any of their direct or indirect subsidiaries shall be an Affiliate of any Pearl Entity or NGP Entity.

“Affiliate Arrangement” means any Contract binding on the Assets that is between Seller, on the one hand, and any Affiliate of Seller, any director, manager or officer of either Seller or any member of the immediate family or Affiliate of such director, manager, employee or officer, on the other hand.

“Agreement” shall have the meaning set forth in the introductory paragraph herein.

“Allocated Value” shall have the meaning set forth in Section 3.7.

“Allocation” shall have the meaning set forth in Section 3.8.

“Annual Bonus Plan” shall have the meaning set forth in Section 14.1.

“Antero Midstream” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Antero Treatment” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Antero Water” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Applicable Contracts” shall mean, except for any Excluded Assets, all Contracts (a) to which Seller is a party (or is a successor or assign of a party), (b) to the extent that such Contracts bind or burden the Assets or Seller with respect to the Assets and (c) that will be binding on Buyer after Closing (but exclusive of any master service agreements, gas sales or marketing agreements, firm transportation agreements, drilling contracts, Hedge Contracts or similar Contracts, except to the extent that any of such agreements or Contracts are specifically identified on Exhibit O).

“AR Group” shall mean Antero Resources Corporation, a Delaware corporation, and any subsidiary thereof (excluding, however, Antero Midstream Corporation and its direct and indirect subsidiaries).

“Assets” shall mean, collectively, all of Seller’s right, title and interest in and to the following, in each case, less and except the Excluded Assets:

(a) all existing high pressure and low pressure gathering systems, dehydration, measurement and appurtenant facilities and equipment and associated compression located in the Sale Area, including those set forth on Exhibit A (the “Existing Gas Pipeline Systems”, and together with the Compressor Stations, the “Gas Gathering System”), together with all gathering lines, pipelines, above-ground facilities or structures, valves, pipes, scrubbers, machinery, gauges, meters, fittings, fixtures, units, tanks, traps, pig launchers, cathodic protection equipment, condensate gathering lines, stabilizers, condensate storage and handling facilities, slug catchers, and pig receivers related thereto to the extent owned or held for use (whether such use is current or for in the future) by Seller (in each case) in connection with Seller’s ownership or operation (including planned, future ownership or operation) of all or any portion of such Gas Gathering System;

(b) all water facilities of Antero Water, its Affiliates and its and their subcontractors upstream of the interconnection with the High-Rate Transfer Facilities (as defined below) that are within the Sale Area, including, in each case, to the extent now in existence or under construction, all water pipelines, retention facilities, pumping stations, take point facilities, Measurement Facilities, rights of way (whether for underground or surface use), fee parcels, surface rights, and permits, and all appurtenant facilities (collectively, the “Fresh Water System”) and the facilities of Antero Water and its subcontractors located at or in the vicinity of a well pad used to perform High-Rate Transfer Services at such well pad, including, as applicable, above ground storage tanks, treated water offload tanks, high-rate transfer pumps, associated hoses and lines, and all related equipment and facilities used to transfer water from the Fresh Water System to any Delivery Points (collectively the “High-Rate Transfer Facilities”, and, together with the Fresh Water System, the “Water Facilities”), in each case, to the extent located in the Sale Area, including any such Water Facilities described in Exhibit B;

(c) to the extent that they may be assigned subject to Section 5.11, all Applicable Contracts;

(d) to the extent that they may be assigned subject to Section 5.11, all Rights-of-Way, including the Rights-of-Way set forth in Exhibit C;

(e) all equipment, machinery, fixtures and other personal and mixed property, operational and nonoperational, known or unknown, including pipelines, gathering systems, well equipment, casing, tubing, pumps, motors, fixtures, machinery, in-field gathering lines, compression equipment, flow lines, processing and separation facilities, frac pits, frac ponds, evaporation pits and other water pits, structures, materials and other items, in each case, that is either located on or appurtenant to any of the Leases, Wells, Units or other Assets or that is primarily used or held for use in connection with the ownership, use, operation or development of the Assets (the “Personal Property”);

(f) all inventory set forth on Exhibit D;

(g) any oil, gas, condensate and other Hydrocarbons owned by Seller within the Gas Gathering System from and after the Effective Time, and all Imbalances relating to the Assets as of the Effective Time;

(h) to the extent that they may be assigned, all Permits, servitudes, easements, rights-of-way, surface leases, other surface interests and surface rights, in each case, to the extent (i) appurtenant or (ii) used in connection with the ownership, use or operation of the Assets, including any such Permits with respect to water disposal rights;

(i) all vehicles set forth on Exhibit E, but only to the extent assigned to and primarily driven by any Transferred Employees actually hired by Buyer pursuant to Article XIV (the “Transferred Vehicles”);

(j) all field office(s), warehouses and laydown yards of Seller located within the Sale Area (including (i) any Leased Real Property, and (ii) personal property interests, in each case, located therein or thereon or relating thereto) (the “Assigned Surface”), including those set forth on Exhibit F;

(k) (i) all radio and communication towers and cellular modems and (ii) all radio and telephone equipment, SCADA and measurement technology and other production related mobility devices (such as SCADA controllers), well communication devices and any other information technology systems and, in each case, all licenses relating thereto, in each case, that are used solely in connection with the operation of the Assets;

(l) all trade credits, instruments, general intangibles and other proceeds, benefits, income or revenues attributable to any of the Assets (including from the transportation of any Hydrocarbons) to the extent (i) attributable to the other Assets with respect to periods from and after the Effective Time, and (ii) pertaining to the Assumed Obligations;

(m) all claims, rights, demands, causes of action, suits, judgments, damages, awards, recoveries, settlements, indemnities, warranties, refunds, reimbursements, audit rights and other intangible rights in favor of or owed to Seller or its Affiliates, in each case, to the extent (i) attributable to the other Assets and accruing from and after the Effective Time, and (ii) pertaining to the Assumed Obligations; and

(n) copies (whether hard copies or digital files) of all files, records and data (i) to the extent related to the ownership, operation, use or development of the Assets described above, and (ii) that are in Seller’s or its Affiliates’ possession, including (to the extent satisfying the foregoing provisions of this subsection (n)): (A) land and title records (including abstracts of title, title opinions, title curative documents, surveys and data sheets); (B) Applicable Contract files; (C) operations, environmental, health and safety, pipeline safety, production, accounting and Tax records (other than those primarily relating to Income Taxes or that relate to Seller’s business generally); and (D) facility and well records (the foregoing items in this subsection (n), collectively, the “Records”).

“Asset Taxes” shall mean ad valorem, property, excise, severance, production, sales, use or similar Taxes (including gross receipts Taxes in the nature of a sales Tax but excluding, for the avoidance of doubt, the Ohio Commercial Activity Tax) based upon or measured by the acquisition, operation or ownership of the Assets or the production of Hydrocarbons or the receipt of proceeds therefrom but excluding, for the avoidance of doubt, (a) Income Taxes and (b) Transfer Taxes.

“Assigned Rights” shall have the meaning set forth in Section 15.15.

“Assigned Surface” shall have the meaning set forth in subsection (j) of the definition of “Assets”.

“Assignment” shall mean the Assignment and Bill of Sale from Seller to Buyer pertaining to the Assets and substantially in the form of Exhibit H.

“Assumed Obligations” shall have the meaning set forth in Section 13.1.

“Benefit Plan” shall mean (a) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, whether or not such plans are subject to ERISA; and (b) each equity option plan, equity appreciation rights plan, restricted equity plan, phantom equity plan, equity based compensation arrangement, profit sharing, bonus or commission plan or arrangement, incentive award plan or arrangement, vacation or paid-time-off policy, severance or termination pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, individual consulting or independent contractor agreement, employment agreement, retention agreement, transaction or change of control agreement and each other benefit or compensation plan, agreement, arrangement, program, practice, policy or understanding which is not described in clause (a) above, in each case, that is maintained, contributed to (or required to be contributed to) or sponsored by Seller or any of its Affiliates for the benefit of any current or former Business Employee, or otherwise with respect to which Seller or any of its Affiliates has any Liability relating to the Assets.

“Bonus Plan Participant” shall have the meaning set forth in Section 14.1.

“Business Day” shall mean a day (other than a Saturday or Sunday) on which commercial banks in Texas are generally open for business.

“Business Employee” shall mean each employee of Seller or its Affiliates whose regular employment duties or responsibilities are primarily dedicated to the Assets and whose name is set forth in Schedule 6.30(a).

“Buyer” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Buyer Benefit Plan” shall have the meaning set forth in Section 14.1(d).

“Buyer Closing Certificate” shall have the meaning set forth in Section 9.4.

“Buyer Indemnified Parties” shall mean Buyer and its Affiliates, and all of its and their respective partners, members, directors, officers, managers, employees, attorneys, agents and representatives.

“Buyer Pro Rata Share” means, with respect to (a) Infinity, 51%, and (b) NOG, 49%.

“Buyer’s Representatives” shall have the meaning set forth in Section 4.1(a).

“Buyer Welfare Benefit Plan” shall have the meaning set forth in Section 14.1(c).

“Casualty Loss” shall have the meaning set forth in Section 5.12(b).

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation and Liability Act, as amended.

“Claim” shall have the meaning set forth in Section 13.6(b).

“Claim Notice” shall have the meaning set forth in Section 13.6(b).

“Closing” shall have the meaning set forth in Section 10.1.

“Closing Date” shall have the meaning set forth in Section 10.1.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Compressor Stations” means the compression stations, facilities and equipment described on Exhibit A.

“Concurrent PSA” shall mean that certain Purchase and Sale Agreement by and among Buyer, on the one hand, and Antero Resources Corporation, Antero Minerals LLC and Monroe Pipeline LLC, on the other hand, dated as of the Execution Date.

“Confidentiality Agreement” shall mean, collectively, (a) that certain Confidentiality Agreement, dated as of September 11, 2025, by and among Antero Resources and Infinity Natural Resources, LLC and (b) that certain Confidentiality Agreement, dated as of September 16, 2025, by and among Antero Resources and Northern Oil and Gas, Inc.

“Consent” means any approval, consent, ratification, waiver or other authorization (including any governmental authorization) from any Person that is required to be obtained in connection with the execution or delivery of this Agreement.

“Contract” shall mean any written: contract; agreement; agreement regarding indebtedness; indenture; debenture; note, bond or loan; mortgage; license agreement; interconnection agreements; service and parts agreements; water withdrawal agreement; water gathering and transportation agreement; agreements relating to the treatment, management and disposal of produced water; crude oil, condensate or natural gas purchase and sale, gathering, processing, transportation or marketing compression or dehydration agreement; operating agreement; balancing agreement; facilities or equipment lease; water rights or water withdrawal agreement; or other similar contract, but in each case specifically excluding, however, any Lease, Right-of-Way, Permit, or other instrument creating or evidencing an interest in any Asset or any real property related to or used or held for use in connection with the operation of any Asset.

“COPAS” shall mean the Accounting Procedures promulgated by the Council of Petroleum Accountants Societies.

“Customary Post-Closing Consents” shall mean the consents and approvals from Governmental Authorities for the assignment of the Assets to Buyer that are customarily obtained after such assignment of properties similar to the Assets.

“Cut-Off Date” shall have the meaning set forth in Section 2.3(b).

“Debt Financing” shall mean a debt financing provided by a Debt Financing Source in order to finance all or a portion of the Funding Requirements.

“Debt Financing Source” shall mean, in its capacity as such, any lender or similar debt financing source providing or arranging debt financing (or any commitments therefor) and their respective Affiliates and any arrangers under the Debt Commitment Letter, and such arranger’s, lender’s or other debt financing source’s (and their respective Affiliates’) equityholders, members, employees, officers, directors, attorneys, agents, representatives or advisors and any successor or assign of any of the foregoing. For the avoidance of doubt, “Debt Financing Source” shall include each “Commitment Party” under and as defined in the Debt Commitment Letter but shall expressly exclude NOG and its Affiliates.

“Debt Instrument” shall mean any Contract that is an indenture, mortgage, loan, credit agreement, sale-leaseback or similar financial Contract or any guaranty of any such Contract, in each case, to the extent creating or evidencing indebtedness on the part of Seller or their Affiliates for borrowed money.

“Deed” shall mean the Deed from Seller to Buyer substantially in the form of Exhibit I.

“Delivery Point” shall mean the water inlet flange of the working tanks or the hydration unit located at or in the vicinity of a well pad being utilized by a producer and its other contractors in hydraulic fracturing operations on a well on such well pad.

“Deposit” shall have the meaning set forth in Section 3.2.

“Dispute Notice” shall have the meaning set forth in Section 3.5.

“Effective Time” shall mean 12:01 a.m. (Prevailing Eastern Time) on July 1, 2025.

“email” shall have the meaning set forth in Section 15.7.

“Encumbrance” shall mean any lien, security interest, pledge, charge, defect or similar encumbrance.

“Environmental Laws” shall mean all applicable Laws in effect as of or prior to the Execution Date relating to pollution, the protection of human health and safety (to the extent related to exposure to Hazardous Substances), natural resources and the environment, including those Laws relating to the generation, storage, handling, use, treatment, transportation, disposal or management of, or human exposure to, Hazardous Substances. The term “Environmental Laws” does not include good or desirable operating practices or standards that may be voluntarily employed or adopted by other oil and gas pipeline operators or recommended, but not required, by a Governmental Authority.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Account” shall have the meaning set forth in Section 3.2.

“Escrow Agent” shall mean U.S. Bank National Association.

“Escrow Agreement” shall mean that certain Escrow Agreement dated as of the Execution Date, by and among Seller, Buyer and Escrow Agent.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Exchanging Party” shall have the meaning set forth in Section 15.15.

“Excluded Assets” shall mean:

(a) all of Seller’s corporate minute books, financial, accounting and Income Tax records and other business records that relate to Seller’s business generally (including the ownership and operation of the Assets);

(b) (i) except to the extent related to any Assumed Obligation, all trade credits, and all other proceeds, income or revenues attributable to the Assets with respect to any period of time prior to the Effective Time, and (ii) all accounts and receivables (subject to the allocation set forth in Section 2.3);

(c) except to the extent related to any Assumed Obligation, all claims and causes of action, manufacturer’s and contractor’s warranties and other rights of Seller arising under or with respect to any Applicable Contracts that are attributable to periods of time prior to the Effective Time (including claims for adjustments or refunds);

(d) subject to Section 5.12, all rights and interests relating to the Assets (i) under any existing policy or agreement of insurance, (ii) under any bond or (iii) to any insurance or condemnation proceeds or awards including to the extent arising, in each case, from acts, omissions or events, or damage to or destruction of property;

(e) all claims for refunds of, credits attributable to, loss carry forwards with respect to, or similar Tax assets relating to (i) Tax refunds payable to Seller pursuant to Section 15.3(f), subject to the limitations set forth in Section 15.3(f), (ii) Income Taxes of Seller or its Affiliates or (iii) any Taxes attributable to the Excluded Assets;

(f) all personal computers, network equipment (including SIM cards and SD WAN routers), and all radio and telephone equipment (including cellular telephones), in each case, except for the radio and telephone equipment, SCADA and measurement technology and other production related mobility devices, well communication devices and any other information technology systems expressly addressed in subsection (k) of the definition of “Assets”;

(g) all of Seller’s proprietary tools, computer software, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property and all derivative work product;

(h) all documents and instruments of Seller that are protected by an attorney-client privilege or treated as work product of an attorney, other than title opinions;

(i) all data that cannot be disclosed to Buyer as a result of confidentiality arrangements under agreements with Third Parties, provided that Seller has used commercially reasonable efforts to obtain waivers with of such confidentiality arrangements, which efforts shall not require Seller to pay any fee, cost, expense or other obligation of any kind;

(j) all audit rights arising under or in respect of any of the Applicable Contracts or otherwise with respect to (i) the Excluded Assets, (ii) any period prior to the Effective Time or (iii) obligations that Seller will retain responsibility for after Closing (if any), but excluding any such rights to the extent pertaining to any Imbalances or Assumed Obligations;

(k) documents prepared or received by Seller or its Affiliates or their representatives with respect to (i) lists of prospective purchasers for the Assets, (ii) bids submitted by other prospective purchasers of the Assets, (iii) analyses by Seller or its Affiliates of any bids submitted by any prospective purchaser, (iv) correspondence between or among Seller, its representatives, and/or any prospective purchaser other than Buyer, and (v) correspondence between Seller and/or any of its respective representatives with respect to any of the bids, the prospective purchasers or the transactions contemplated by this Agreement;

(l) concurrent rights to use all Rights-of-Way and Applicable Contracts but only to the extent Seller or any of its Affiliates uses or holds for use such Rights-of-Way or Applicable Contracts in connection with its use, ownership or operation of assets other than the Assets;

(m) all rights, benefits and releases of Seller or its Affiliates under or with respect to any Contract that are attributable to (i) the Excluded Assets, (ii) any period prior to the Effective Time or (iii) obligations that Seller will retain responsibility for after Closing (if any), but in each case excluding any such rights to the extent pertaining to any Imbalances or Assumed Obligations;

(n) master service agreements, gas sales or marketing agreements, firm transportation agreements, or similar Contracts, to the extent not set forth on Exhibit O;

(o) all vehicles, other than the Transferred Vehicles;

(p) any Hedge Contracts whether related to the Assets or otherwise to which Seller or any of its Affiliates is a party;

(q) all Debt Instruments of Seller;

(r) all cash, cash equivalents and bank accounts of Seller and its Affiliates;

(s) any assets, water rights or properties of any Person comprising a part of the AR Group, which shall remain the property of the AR Group unless sold or transferred by such Person pursuant to a separate definitive agreement;

(t) those items referenced above in subsection (n) of the definition of “Assets” that are (i) subject to a valid legal privilege or to disclosure restrictions; provided that Seller shall use commercially reasonable efforts to obtain waivers to any disclosure restrictions without payment of a fee, cost, expense or other obligation of any kind, unless Buyer has agreed in writing to pay such fee, cost or expense or assume such obligation, and (ii) not transferable without payment of additional consideration (and Buyer has not agreed in writing to pay such additional consideration);

(u) all e-mails and other electronic files on Seller’s servers and networks relating to the items referenced above in subsection (n) of the definition of “Assets” except to the extent that an item otherwise included in the Records is only available as an attachment to such email or electronic correspondence;

(v) all Benefit Plans and trusts and other assets attributable thereto;

(w) all personnel files and other employee records; and

(x) the assets set forth on Schedule 1.1(x).

“Excluded Benefits” shall have the meaning set forth in Section 14.1(a).

“Execution Date” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Existing Gas Pipeline System” shall have the meaning set forth in subsection (a) of the definition of “Assets”.

“Final Price” shall have the meaning set forth in Section 3.5.

“Final Settlement Statement” shall have the meaning set forth in Section 3.5.

“Fraud” shall mean, with respect to Seller, an actual, knowing and intentional fraud with respect to the representations and warranties set forth in Article VI or the Seller Closing Certificate; provided, however, that such actual, knowing and intentional fraud of Seller shall only be deemed to exist if Seller had (a) actual knowledge (as opposed to imputed or constructive knowledge) of a misrepresentation or omission of a material fact regarding such representations and warranties (as qualified by the Schedules) and (b) the express intention that Buyer would rely on such misrepresentation or omission to its detriment. Under no circumstances shall “Fraud” include any equitable fraud, negligent misrepresentation, promissory fraud or any other fraud or torts based on recklessness, negligent misrepresentation or constructive knowledge.

“Fresh Water System” shall have the meaning set forth in subsection (b) of the definition of “Assets”.

“Fundamental Representation” shall mean the representations and warranties of Seller set forth in Section 6.1, Section 6.2, Section 6.3 and Section 6.5, (including the corresponding representations and warranties given in the Seller Closing Certificate).

“Funding Requirements” shall have the meaning set forth in Section 7.7.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied.

“Gas Gathering System” shall have the meaning set forth in subsection (a) of the definition of “Assets”.

“Good and Marketable Title” shall mean record title or interest that is free and clear of any Encumbrance or defect in title, in each case other than a Permitted Encumbrance, as is sufficient to enable Seller to own, operate and maintain all Surface Fee, Rights-of-Way, the Monroe Gathering System, as applicable, in all material respects in the ordinary course of business and consistent with past business practices, and in compliance with applicable Laws.

“Governmental Authority” shall mean any federal, state, local, municipal, tribal, court of competent jurisdiction or other government; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power, and any court or governmental tribunal, including any tribal authority having or asserting jurisdiction and any arbitral body (whether public or private).

“Hard Consent” shall have the meaning set forth in Section 5.11(c).

“Hazardous Substances” shall mean any pollutants, contaminants, toxins or toxic or hazardous or extremely hazardous substances, materials, wastes, constituents, compounds or chemicals that are regulated by, or may form the basis of Liability under, any Environmental Laws, including asbestos, per- and polyfluoroalkyl substances and NORM.

“Hedge Contract” shall mean hedge, derivative, swap, collar, put, call, cap, option, or other contract that is intended to benefit from, relate to, or reduce or eliminate the risk of fluctuations in interest rates, basis risk, or the price of commodities, including Hydrocarbons or securities, to which Seller is bound.

“High-Rate Transfer Facilities” shall have the meaning set forth in subsection (b) of the definition of “Assets”.

“High-Rate Transfer Services” shall mean, during the periods nominated by a producer during which hydraulic fracturing operations are to be carried out at a well pad, the transfer of water from the Fresh Water System (to be commingled and mixed with Treated Waste Water trucked to such well pad by Antero Water or its successors or assigns when applicable) through the High-Rate Transfer Facilities to a Delivery Point at such well pad.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Hydrocarbons” shall mean oil and gas and other hydrocarbons (including condensate) produced or processed in association therewith (whether or not such item is in liquid or gaseous form), or any combination thereof, and any minerals produced in association therewith of any type and chemical composition.

“Imbalances” shall mean over-deliveries or under-deliveries with respect to Hydrocarbons allocated to the Assets, regardless of whether such over-deliveries or under-deliveries arise at the pipeline, gathering system, transportation system, processing plant or other location, including any imbalances under gas balancing or similar agreements, imbalances under production handling agreements, imbalances under processing agreements and imbalances under gathering or transportation agreements.

“Income Taxes” shall mean any income, capital gains, franchise, or similar Taxes (including, for the sake of clarity, the Ohio Commercial Activity Tax).

“Indemnified Party” shall have the meaning set forth in Section 13.6(a).

“Indemnifying Party” shall have the meaning set forth in Section 13.6(a).

“Infinity Assets” means (a) an undivided fifty-one percent (51%) of all right, title and interest in and to the Specified Assets, and (b) all right, title and interest in and to the Infinity Only Assets.

“Infinity Assumed Obligations” shall have the meaning set forth in Section 13.1.

“Infinity Only Assets” means (a) all Applicable Contracts included in the Assets other than the Applicable Contracts set forth on Exhibit Q, (b) the Permits described in clause (h) of the definition of Assets, and (c) the materials and inventory described on Exhibit R.

“Instruments of Conveyance” shall mean the Assignment and the Deed.

“Knowledge” shall mean (a) with respect to Seller, the actual knowledge, without investigation, of the Persons set forth on Schedule 1.1A, (b) with respect to Infinity, the actual knowledge, without investigation, of the Persons set forth on Schedule 1.1B, and with respect to NOG, the actual knowledge, without investigation, of the Persons set forth on Schedule 1.1C.

“Labor Agreement” shall mean any collective bargaining agreement or other Contract with a union, works council, labor organization, or other employee representative.

“Law” shall mean any statute, law (including common law), rule, regulation, ordinance, order, code, ruling, writ, judgment, award, injunction, decree or other official act of or by any Governmental Authority.

“Leased Real Property” shall mean Seller’s right, title and interest in and to the leasehold or subleasehold estates and other similar rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by Seller in the Sale Area, in each case, other than any Permit and Right-of-Way.

“Leases” means all leases, subleases, licenses, concessions, and other agreements (written or oral) pursuant to which Seller holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of Seller under the applicable leases, but excluding the Owned Real Property and Rights-of-Way.

“Liabilities” shall mean any and all claims, causes of action, payments, charges, judgments, assessments, liabilities, losses, damages, penalties, fines, Taxes and costs and expenses, including any reasonable attorneys’ fees, legal or other expenses incurred in connection therewith and including liabilities, costs, losses and damages for personal injury or death or property damage or environmental damage or remediation.

“Lien Releases” shall have the meaning set forth in Section 10.4(l).

“Like-Kind Exchange” shall mean a simultaneous or deferred (forward or reverse) exchange allowed pursuant to Section 1031 of the Code and the Treasury Regulations promulgated thereunder or any applicable state or local tax Laws.

“Material Adverse Effect” shall mean, with respect to Seller, any event, result, occurrence, condition or circumstance that, individually or in the aggregate (whether foreseeable or not and whether covered by insurance or not), results in a material adverse effect on the ownership, use, operation or financial condition of the Assets, taken as a whole as currently operated as of the Execution Date, or has materially impaired, or would be reasonably likely to materially impair, Seller’s ability to consummate the transactions contemplated by this Agreement; provided, however, that a Material Adverse Effect shall not include any material adverse effects resulting from: (a) entering into this Agreement or the announcement of the transactions contemplated by this Agreement; (b) changes in general market, economic, financial or political conditions (including changes in commodity prices (including Hydrocarbons), fuel supply or transportation markets, interest or rates) in the area in which the Assets are located, the United States or worldwide; (c) conditions (or changes in such conditions) generally affecting the oil and gas and/or gathering, processing or transportation industry whether as a whole or specifically in any area or areas where the Assets are located; (d) acts of God, including storms or meteorological events; (e) orders, actions or failures to act of Governmental Authorities (except to the extent directly resulting from any action taken, or failure to take any action required to be taken, by Seller or its Affiliates); (f) civil unrest or similar disorder, the outbreak of hostilities, terrorist acts or war; (g) any actions taken or omitted to be taken (i) by or at the written request or with the prior written consent of Buyer or (ii) as expressly permitted or prescribed hereunder; (h) matters that are cured or no longer exist by the earlier of Closing and the termination of this Agreement at Seller’s sole cost, risk and expense; (i) any Casualty Loss; (j) a change in Laws from and after the Execution Date; (k) a change in GAAP interpretation from and after the Execution Date; (l) reclassification or recalculation of Hydrocarbon reserves in the ordinary course of business; or (m) natural declines in well performance; provided, further, that the exceptions referred to in clauses (f) and (j) shall only apply to the extent such events do not disproportionately affect Seller or the Assets as compared to other similarly situated participants in the oil and gas industry related to assets and operations in the same geographic region where the Assets are located.

“Material Contract” shall have the meaning set forth in Section 6.8(a).

“Measurement Facilities” shall mean any facility or equipment used to measure the volume of water, which may include meter tubes, isolation valves, tank strappings, recording devices, communication equipment, buildings and barriers.

“NGP Entity” shall mean NGP Energy Capital Management, LLC and, with the exception of Infinity Natural Resources LLC and its subsidiaries, any portfolio company managed by NGP Energy Capital Management, L.L.C.

“NOG Assets” means an undivided forty-nine percent (49%) of all right, title and interest in and to the Specified Assets.

“NOG Assumed Obligations” shall have the meaning set forth in Section 13.1.

“Non-Recourse Person” shall have the meaning set forth in Section 15.9.

“NORM” shall mean naturally occurring radioactive material, including technologically-enhanced naturally occurring radioactive materials.

“Other Sources” shall mean cash on hand at Buyer and any other financing source immediately available to Buyer.

“Outside Date” shall mean 11:59 pm on March 12, 2026; provided, however, that if on the Outside Date, any of the conditions set forth in Section 8.3, Section 8.6, Section 9.3 or Section 9.6 (in each case solely relating to the HSR Act or any competition, antitrust or similar Law) have not been satisfied or waived, but all other conditions to Closing set forth in Article VIII and Article IX have been satisfied or waived at such time (other than those conditions that by their nature are to be satisfied at the Closing) and such condition set forth in Section 8.3, Section 8.6, Section 9.3 or Section 9.6, as applicable, is reasonably capable of being satisfied if the Outside Date is extended as provided herein, then the Outside Date shall be automatically extended to June 12, 2026, provided, further, that if on such date, any of the conditions set forth in Section 8.3, Section 8.6, Section 9.3 or Section (in each case solely relating to the HSR Act or any competition, antitrust or similar Law) have not been satisfied or waived, but all other conditions to Closing set forth in Article VIII and Article IX have been satisfied or waived at such time (other than those conditions that by their nature are to be satisfied at the Closing) and such condition set forth in Section 8.3, Section 8.6, Section 9.3 or Section 9.6, as applicable, is reasonably capable of being satisfied if the Outside Date is further extended as provided herein, then the Outside Date shall be automatically be further extended to September 12, 2026. In the case of any such extension, any reference to the Outside Date in any other provision of this Agreement shall be a reference to the Outside Date, as extended.

“Owned Real Property” means all land owned in fee, together with all buildings, structures, improvements, and fixtures located on such land, and other rights and interests appurtenant to the land owned in fee, owned by Seller, but excluding Hydrocarbon interests and any Rights-of-Way.

“Party” and “Parties” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Pearl Entity” shall mean Pearl Energy Investment Management, LLC and, with the exception of Infinity Natural Resources LLC and its subsidiaries, any portfolio company managed by Pearl Energy Investment Management, LLC.

“Permit” shall have the meaning set forth in Section 6.18.

“Permitted Encumbrances” shall mean:

(a) the terms and conditions of the Rights-of-Way included in the Assets;

(b) preferential rights to purchase, rights of first refusal, tag-along rights, drag-along rights, consents to assignment and other similar restrictions;

(c) liens for Taxes not yet due or delinquent or, if delinquent, that are being contested in good faith by appropriate proceedings and, if so contested, that are disclosed on Schedule 6.7;

(d) liens or Encumbrances in the form of a judgment secured by a supersedeas bond or other security approved by the court issuing the order that are disclosed on Schedule 5.2 or Schedule 6.7, as applicable;

(e) Customary Post-Closing Consents and any required notices to, or filings with, Governmental Authorities in connection with the consummation of the transactions contemplated by this Agreement;

(f) excepting circumstances where such rights have already been triggered prior to the Closing Date, conventional rights of reassignment upon final intention to abandon or release any of the Assets;

(g) all applicable Permits and Laws and all rights reserved to or vested in any Governmental Authority: (i) to control or regulate any Asset in any manner; (ii) by the terms of any right, power, franchise, grant, license or permit, or by any provision of Law, to terminate such right, power, franchise, grant, license or permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any of the Assets; (iii) to use such property in a manner which would not reasonably be expected to materially impair the use of such property for the purposes for which it is currently owned and operated; or (iv) to enforce any obligations or duties affecting the Assets to any Governmental Authority with respect to any franchise, grant, license or permit;

(h) rights of a common owner of any interest in Rights-of-Way or Permits held by Seller and such common owner as tenants in common or through common ownership, in each case, to the extent that the same does not materially impair the ownership, operation or use of the Assets as currently owned, operated and used;

(i) easements, conditions, covenants, restrictions, servitudes, permits, rights-of-way, surface leases and other rights in the Assets for the purpose of operations, facilities, pipelines, transmission lines, transportation lines, distribution lines and other like purposes, or for the joint or common use of rights-of-way, facilities and equipment, to the extent, individually or in the aggregate, such rights would not reasonably be expected to materially impair the ownership, operation or use of any of the Assets as currently owned, operated and used;

(j) vendors, carriers, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, construction or other like liens arising by operation of Law in the ordinary course of business or incident to the construction or improvement of any property in respect of obligations which are not yet due or delinquent or, if delinquent, which are being contested in good faith by appropriate procedures by or on behalf of Seller and are set forth on Schedule PE;

(k) any limitations (including drilling and operating limitations) imposed on the Assets by reason of the rights of subsurface owners or operators in a common property (including the rights of coal, utility and timber owners) in each case, to the extent such limitation does not materially interfere with the operation or use of any of the Assets (as currently operated and used);

(l) liens created pursuant to the express terms of the Leases or Rights-of-Way included in the Assets and/or operating agreements or production sales contracts or by operation of Law in respect of obligations that are not yet due or delinquent or, if delinquent, which are being contested in good faith by appropriate procedures by or on behalf of Seller;

(m) any Encumbrance affecting the Assets that is discharged by Seller at or prior to Closing at Seller’s sole cost and expense;

(n) any matters referenced in Exhibit G;

(o) any obligations or duties affecting the Assets to any municipality or public authority, including any zoning and planning ordinances and municipal regulations to the extent the same do not materially interfere with the operation or use of any of the Assets (as currented operated and used);

(p) the terms and conditions of the Material Contracts to the extent that they do not, individually or in the aggregate, impair in any material respect the current ownership and/or operation of any of the Assets as currently owned and operated;

(q) the terms and conditions of this Agreement;

(r) defects arising from or relating to the outcome of any litigation, suits and proceedings set forth in Schedule 6.7; and

(s) all Imbalances.

“Person” shall mean any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Authority or any other entity, and including any successor, by merger or otherwise of any of the foregoing.

“Personal Property” shall have the meaning set forth in subsection (e) of the definition of “Assets”.

“Pre-Closing Tax Return” shall have the meaning set forth in Section 15.3(c)(i).

“Preferential Right” shall mean each preferential purchase right, right of first refusal or similar right pertaining to any Asset or any interest therein or portion thereof, in each case, as a result of or in connection with the execution or delivery of this Agreement and the consummation of the transactions contemplated hereby.

“Preliminary Settlement Statement” shall have the meaning set forth in Section 3.4.

“Proceeding” shall mean any proceeding, action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, or investigative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Property Expenses” shall mean all operating expenses (including all insurance premiums, lease acquisition costs or any other costs of insurance attributable to Seller’s and/or its Affiliates’ insurance and to coverage periods from and after the Effective Time) and capital expenditures, incurred in the ownership and operation of the Assets, and overhead costs charged by Third Party operators of the Assets pursuant to a Third Party operating agreement or unit agreement, if any, including costs of title examination, costs of surface preparation, but excluding Liabilities attributable to (a) Asset Taxes, Income Taxes and Transfer Taxes, (b) personal injury or death, property damage or violation of any Law, torts or breach of contract, (c) obligations to plug wells and dismantle or decommission facilities, closing pits and restoring the surface around such wells, facilities and pits, (d) the remediation of any environmental condition under applicable

Environmental Laws, (e) obligations with respect to Imbalances, (f) costs to cure any breach of any representation, warranty or covenant contained herein, (g) any Casualty Losses, (h) costs of obtaining Preferential Rights or Consents; (i) obligations with respect to any Excluded Assets; (j) any of Seller’s or its Affiliates’ general and administrative costs, payroll costs or other overhead amounts (whether or not such costs are charged or chargeable to the joint account), it being understood that all such costs are intended to be covered by the adjustment set forth in Section 3.3(a)(vi), (k) any costs or expenses attributable to Debt Instruments or Hedge Contracts, and (l) claims for indemnification or reimbursement from any Third Party with respect to the costs of the types described in the preceding clauses (a) through (l), whether such claims are made pursuant to contract or otherwise.

“Purchase Price” shall have the meaning set forth in Section 3.1.

“R&W Conditional Binder” shall mean the conditional binder attached hereto as Exhibit K.

“R&W Insurance Policy” shall mean an insurance policy to be issued by the R&W Insurer and to be bound for the benefit of Buyer in accordance with the R&W Conditional Binder. The term “R&W Insurance Policy” shall also include any excess representations and warranties insurance policies providing coverage in excess of the policy attached to the R&W Conditional Binder.

“R&W Insurer” shall mean QBE Specialty Insurance Company.

“Records” shall have the meaning set forth in subsection (n) of the definition of “Assets”.

“Records Period” shall have the meaning set forth in Section 5.14.

“Required Information” means all information and data regarding Seller of the type and in the form required by and compliant in all material respects with Regulation S-X and Regulation S-K under the Securities Act for offerings of securities on a registration statement on Form S-1 under the Securities Act and of the type and in the form customarily included in offering or syndication documents used to syndicate credit facilities or securities of the type to be included in a Debt Financing, including (i) audited financial statements in respect of the Assets for the years ended December 31, 2024 and 2023 or, if permitted by Regulation S-X Rule 3-05(e), only audited abbreviated financial statements for the years ended December 31, 2024 and 2023, and (ii) unaudited interim financial statements in respect of the Assets for the nine month period ended September 30, 2025, or, if permitted by Regulation S-X Rule 3-05(e), only unaudited abbreviated financial statements for the nine month period ended September 30, 2025, and (m) all other financial, operating and other information relating to the Assets and Seller for periods or as of dates prior to the Closing (i) of the type and form reasonably and customarily included with respect to acquirees in the same business as Seller in the documents necessary to execute a Debt Financing or any other offering of securities or that would be reasonably necessary for any Debt Financing Sources, underwriters or initial purchasers to receive customary “comfort” (including “negative assurance” comfort) from independent accountants and customary legal opinions in connection therewith or (ii) that is necessary for Buyer to prepare and file historical and pro forma financial statements required by the SEC (including, for the avoidance of doubt, those required to be included in the Current Report on Form 8-K to be filed in connection with the Closing and those required to be included in any registration statement or proxy statement).

“Rights-of-Way” shall mean all validly and legally created or existing permits, licenses, servitudes, easements, water withdrawal rights, surface leases, surface use agreements and rights-of-way (including any land grants from Governmental Authorities) to the extent used or held for use in connection with the ownership or operation of the Assets, including with respect to the Monroe Gathering System, together with the rights, tenements, appurtenant rights and privileges relating thereto, in each case, other than Permits.

“Sale Area” shall mean all of the lands located within the following counties in Ohio: Belmont, Guernsey, Monroe, Noble and Washington; provided that if any Asset straddles the applicable county boundary, the entire Asset shall be deemed to be included in the Sale Area.

“Scheduled Closing Date” shall have the meaning set forth in Section 10.1.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and any successor statute thereto, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

“Seller” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Seller Closing Certificate” shall have the meaning set forth in Section 8.4.

“Seller Indemnified Parties” shall have the meaning set forth in Section 13.2.

“Settlement Price” means (a) in the case of gaseous Hydrocarbons, $3.00/MMBtu, (b) in the case of crude oil, $57.00/Barrel and (c) in the case of condensate, scrubber liquids inventories and ethane, propane, iso-butane, nor-butane and gasoline Hydrocarbons, $20.00/Barrel, as applicable.

“Specified Assets” means all right, title and interest in and to the Assets other than the Infinity Only Assets.

“Straddle Period” shall mean any Tax period beginning before and ending after the Effective Time.

“Tax” or “Taxes” shall mean (a) all taxes, assessments, duties, levies, imposts or other similar charges in the nature of a tax imposed by a Governmental Authority, including all income, franchise, profits, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, service, occupation, ad valorem, property, excise, severance, windfall profit, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental, alternative minimum, add-on, value-added and withholding taxes, (b) any penalties, interest or additions to tax imposed by a Taxing Authority in connection with any item described in clause (a), above, and (c) any liability in respect of any of the foregoing that arises as a result of any obligation to indemnify any other Person, by operation of Law, as transferee or successor, by contract or otherwise.

“Tax Contest” shall have the meaning set forth in Section 15.3(g).

“Tax Returns” shall mean any report, return, declaration, statement, schedule, notice, form, election, estimated Tax filing, claim for refund, information return or other filing (including any related or supporting estimates, elections, schedules, statements or attachments thereto) provided or required to be provided to any Taxing Authority, including any amendments thereto.

“Taxing Authority” shall mean, with respect to any Tax, the Governmental Authority that imposes or administers such Tax, and the Governmental Authority (if any) charged with the collection of such Tax, including any Governmental Authority that imposes, or is charged with collecting, social security or similar charges or premiums.

“Third Party” shall mean any Person other than a Party to this Agreement or an Affiliate of a Party to this Agreement.

“Tranche 1” shall have the meaning set forth in Section 14.1(i).

“Tranche 2” shall have the meaning set forth in Section 14.1(i).

“Transaction Documents” shall mean those documents executed and delivered pursuant to or in connection with this Agreement.

“Transfer Taxes” shall have the meaning set forth in Section 15.3(a).

“Transferred Employees” shall have the meaning set forth in Section 14.1(a).

“Transferred Vehicles” shall have the meaning set forth in subsection (i) of the definition of “Assets”.

“Transition Services Agreement” shall mean the Transition Services Agreement, substantially in the form attached to this Agreement as Exhibit P, to be executed and delivered by Infinity and Antero Resources Corporation at Closing.

“Treasury Regulations” shall mean the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, proposed or final Treasury Regulations.

“Treated Waste Water” shall mean treated waste water, but excluding water remaining after treatment at a treatment facility.

“Vacation Payout” shall have the meaning set forth in Section 14.1(e).

“VDR” means that certain virtual data room hosted by RBC referred to as “Smart Room– Project Pinehurst”.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws.

“Water Facilities” shall have the meaning set forth in subsection (b) of the definition of “Assets”.

“Willful Breach” shall mean, with respect to any Party, (a) such Party intentionally breaches in any material respect (by refusing to perform or taking an action prohibited) any material covenant or agreement applicable to such Party, or (ii) material breach of any representation or warranty applicable to such Party.

“2025 Bonuses” shall have the meaning set forth in Section 14.1(i).

1.2 References and Rules of Construction. All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection or other subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the foregoing in any respect.” All references to “$” or “dollars” shall be deemed references to United States dollars. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. The words “shall” and “will” are used interchangeably throughout this Agreement and shall accordingly be given the same meaning, regardless of which word is used. The word “extent” in the phrase “to the extent” shall mean the limited degree or proportion to which a subject or other thing extends, and such phrase shall not mean simply “if”. References to any date and/or time shall mean such date or time, as applicable, in Prevailing Eastern Time, and for purposes of calculating the time period in which any notice or action is to be given or undertaken hereunder, such period shall be deemed to begin at 12:01 a.m. on the applicable date in Prevailing Eastern Time. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date that is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day that is a Business Day. Each accounting term not defined in this Agreement, and each accounting term partly defined in this Agreement to the extent not defined, will have the meaning given to it under GAAP and COPAS, as in effect on the Execution Date, provided that GAAP shall prevail in the event of any conflict. Any reference in this Agreement to “made available” to Buyer or Buyer’s Representatives means a document or other item of information that was provided or made available to Buyer or Buyer’s Representatives (i) in the VDR no later than twenty-four (24) hours prior to execution of this Agreement or (ii) otherwise provided or made available to Buyer or Buyer’s Representatives in writing (including by electronic mail) prior to execution of this Agreement.

ARTICLE II

PURCHASE AND SALE

2.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, Seller agrees to sell, and each of Infinity and NOG agrees to purchase and pay for, the Infinity Assets and NOG Assets, respectively.

2.2 Excluded Assets. Seller shall reserve and retain all of the Excluded Assets.

2.3 Revenues and Expenses.

(a) Seller shall be entitled to all of the rights of ownership attributable to the Assets (including the right to all proceeds and revenues) and shall remain responsible for all Property Expenses, in each case, attributable to the period of time prior to the Effective Time. Subject to the Closing occurring, Buyer shall be entitled to all of the rights of ownership attributable to the Assets (including the right to all proceeds and revenues), and shall be responsible for all Property Expenses, in each case, from and after the Effective Time. All Property Expenses that are: (i) incurred with respect to operations conducted or production prior to the Effective Time shall be paid by or allocated to Seller and (ii) incurred with respect to operations conducted or production from and after the Effective Time shall be paid by or allocated to Buyer. Any such entitlement to revenues or responsibility for costs discussed in this Section 2.3 shall expressly be shared severally and not jointly by Infinity and NOG on the basis of their respective Buyer Pro Rata Shares, but Seller shall be permitted to make any such payments or reimbursements with respect thereto in whole to Buyer’s Representative.

(b) Such amounts that are received or paid during the period from the Execution Date up until Closing shall be accounted for in the Preliminary Settlement Statement or Final Settlement Statement as applicable. Such amounts that are received or paid after Closing but prior to the date of the Final Settlement Statement shall be accounted for in the Final Settlement Statement. If, after the Parties’ agreement (or deemed agreement) upon the Final Settlement Statement, (i) any Party receives monies belonging to the other, including proceeds of production, then such amount shall, within five (5) Business Days after the end of the month in which such amounts were received, be paid over to the proper Party, (ii) any Party pays monies for Property Expenses which are the obligation of the other Party hereto, then such other Party shall, within five (5) Business Days after the end of the month in which the applicable invoice and proof of payment of such invoice were received, reimburse the Party which paid such Property Expenses, (iii) a Party receives an invoice of an expense or obligation (other than Asset Taxes, Income Taxes and Transfer Taxes) which is owed by the other Party, such Party receiving the invoice shall promptly forward such invoice to the Party obligated to pay the same, and (iv) an invoice or other evidence of an obligation (other than Asset Taxes, Income Taxes and Transfer Taxes) is received by a Party, which is partially an obligation of both Seller and Buyer, then the Parties shall consult with each other, and each shall promptly pay its portion of such obligation to the obligee. After Closing, each Party shall be entitled to participate in all joint interest audits and other audits of Property Expenses for which such Party is entirely or in part responsible under the terms of this

Section 2.3. Notwithstanding anything herein to the contrary, from and after the first anniversary of the Closing Date (the “Cut-Off Date”), Seller and its Affiliates shall have no further: (x) entitlement, obligation or liability with respect to amounts earned from the sale of Hydrocarbons produced from or attributable to the Assets; or (y) liabilities or obligations with respect to pre-Effective Time Property Expenses.

ARTICLE III

PURCHASE PRICE

3.1 Purchase Price. The consideration for the transfer of the Assets and the transactions contemplated hereby shall be (a) the assumption of the Assumed Obligations and (b) an amount equal to $400,000,000.00 (the “Purchase Price”), adjusted in accordance with this Agreement and payable by Buyer to Seller at Closing by wire transfer in same day funds to a bank account of Seller (the details of which shall be provided by to Buyer in the Preliminary Settlement Statement).

3.2 Deposit. Within one (1) Business Day of the execution of this Agreement, Buyer shall deposit by wire transfer in same day funds into an escrow account established pursuant to the Escrow Agreement (the “Escrow Account”) an amount equal to ten percent (10%) of the Purchase Price (such amount, together with all interest accruing thereon, if any, the “Deposit”). The Deposit will be held by Escrow Agent pursuant to the terms of the Escrow Agreement and this Section 3.2 and Section 11.2. If Closing occurs, the Parties shall jointly instruct the Escrow Agent to disburse the Deposit (including, for the avoidance of doubt, any interest accruing thereon) to Seller, and such disbursed amount shall be applied as a credit toward the Adjusted Purchase Price as provided in, and without duplication of Section 10.4(f). If this Agreement is terminated prior to the Closing in accordance with Section 11.1, then the provisions of Section 11.2 shall apply to the Deposit.

3.3 Adjustments to Purchase Price. The Purchase Price shall be adjusted as follows, and the resulting amount shall be herein called the “Adjusted Purchase Price”:

(a) The Purchase Price shall be adjusted upward by the following amounts (without duplication):

(i) an amount equal to all proceeds received by Buyer or its Affiliates attributable to the ownership or operation of the Assets prior to the Effective Time;

(ii) amount equal to all Property Expenses, including all prepaid Property Expenses, paid by Seller or its Affiliates that are attributable to the ownership or operation of the Assets from and after the Effective Time (whether paid before or after the Effective Time), including costs of acquiring Rights-of-Way;

(iii) to the extent that any Hydrocarbons attributable to Seller’s interest in any of the Assets have been overdelivered to the applicable pipeline as of the Effective Time, an amount equal to the product of the overdelivered volumes multiplied by the Settlement Price;

(iv) an amount equal to any transfer costs (excluding any Transfer Taxes, which are addressed in Section 15.3(a)) paid by Seller associated with transferring the leases related to the Transferred Vehicles;

(v) the amount of all Asset Taxes allocated to Buyer in accordance with Section 15.3(b) but paid, payable or otherwise economically borne by Seller;

(vi) $200,000 per month (adjusted pro rata for any partial month) between the Effective Time and the Closing Date; and

(vii) any other amount expressly provided for elsewhere in this Agreement or otherwise agreed upon by Seller and Buyer.

(b) The Purchase Price shall be adjusted downward by the following amounts (without duplication):

(i) an amount equal to all proceeds received by Seller or its Affiliates attributable to the ownership or operation of the Assets from and after the Effective Time;

(ii) the amount of all Asset Taxes allocated to Seller in accordance with Section 15.3(b) but paid, payable or otherwise economically borne by Buyer;

(iii) to the extent that any Hydrocarbons attributable to Seller’s interest in any of the Assets have been underdelivered to the applicable pipeline as of the Effective Time, the product of the underdelivered volumes multiplied by the Settlement Price; and

(iv) any other amount expressly provided for elsewhere in this Agreement or otherwise agreed upon by Seller and Buyer.

(c) For the avoidance of doubt, in the event Seller or its Affiliates receive an overpayment of proceeds for which Buyer receives an adjustment to the Purchase Price under Section 3.3(b) and Seller or its Affiliate is subsequently required to reimburse or otherwise account for such overpayment to a Third Party, Seller shall be entitled to a reimbursement from Buyer of such overpayment amount, which if such amount is known prior to the issuance of the Final Settlement Statement, shall be reflected as an adjustment on the Final Settlement Statement.

3.4 Preliminary Settlement Statement. Not less than five (5) Business Days prior to Closing, Seller shall (a) prepare in good faith and submit to Buyer for review a draft settlement statement (the “Preliminary Settlement Statement”) that shall set forth the Adjusted Purchase Price, reflecting each adjustment made in accordance with this Agreement as of the date of preparation of such Preliminary Settlement Statement and the itemized calculation (recognizing that Seller may elect to use reasonable good faith estimates in the Preliminary Settlement Statement where actual amounts are not known at such time and based upon the best information available at that time) of the adjustments used to determine such amount, (b) provide to Buyer reasonable documentation in the possession of Seller or any of its Affiliates to support the amounts of the proposed adjustments set forth in the Preliminary Settlement Statement, and (c) provide designation of Seller’s accounts for the wire transfers of funds as set forth in Section 10.4(f). Not less than two (2) Business Days prior to Closing, Buyer may, but is not obligated to, deliver to Seller a written report containing all objections or changes proposed in good faith with the explanation therefor that Buyer proposes to be made to the Preliminary Settlement Statement, and Seller shall consider all such objections and proposed changes in good faith. The Preliminary Settlement Statement, as agreed upon by the Parties, will be used to adjust the Purchase Price at Closing; provided that if the Parties do not agree upon an adjustment set forth in the Preliminary Settlement Statement, then, without prejudicing Buyer’s rights under Section 3.5, the amount of such adjustment used to adjust the Purchase Price at Closing shall be that amount set forth in the draft Preliminary Settlement Statement delivered by Seller to Buyer pursuant to this Section 3.4.

3.5 Final Settlement Statement. On or before one hundred and twenty (120) days after Closing, a final settlement statement (the “Final Settlement Statement”) will be prepared in good faith by Seller based on actual income and expenses and which takes into account all final adjustments made to the Purchase Price and shows the resulting final Adjusted Purchase Price and reflecting each adjustment made in accordance with this Agreement as of the date of preparation of such Final Settlement Statement and reasonable information to support such calculations. The Final Settlement Statement shall set forth the actual proration of the amounts required by this Agreement and Seller shall make all adjustments based on the most recent, actual figures. Seller agrees to reasonably cooperate with Buyer and provide reasonable documentation in the possession or control of Seller or any of its Affiliates and reasonable access to Seller’s and its Affiliates personnel knowledgeable with such documentation and the matters covered by the Final Settlement Statement, to support and discuss the amounts of the adjustments set forth in the Final Settlement Statement. As soon as practicable, and in any event within thirty (30) days after receipt of the Final Settlement Statement, Buyer may, but is not obligated to, return to Seller a written report containing any proposed changes in good faith to the Final Settlement Statement and an explanation of any such changes and the reasons therefor (the “Dispute Notice”). Buyer’s failure to deliver to Seller a Dispute Notice detailing proposed changes to the Final Settlement Statement by such date shall be deemed to be an acceptance by Buyer of the Final Settlement Statement delivered by Seller and any changes to the Final Settlement Statement as initially prepared by Seller that are proposed or requested by Buyer and not included in the Dispute Notice shall be deemed waived, and Seller’s determinations with respect to all such adjustments in the Final Settlement Statement that are not addressed in the Dispute Notice shall prevail. If the final Adjusted Purchase Price set forth in the Final Settlement Statement is mutually agreed upon by Seller and Buyer or deemed agreed pursuant to the foregoing (or determined by the Accounting Arbitrator pursuant to Section 3.6), the Final Settlement Statement and such final Adjusted Purchase Price (the “Final Price”) shall be final and binding on the Parties. Any difference in the Adjusted Purchase Price as paid at Closing pursuant to the Preliminary Settlement Statement and the Final Price shall be paid by the owing Party on or before the date that is ten (10) days following agreement or deemed agreement (or determination by the Accounting Arbitrator, as applicable) to the owed Party. All amounts paid or transferred pursuant to this Section 3.5 shall be delivered in United States currency by wire transfer of immediately available funds to the account specified in writing by the relevant Party.

3.6 Disputes. If Seller and Buyer are unable to resolve the matters addressed in the Dispute Notice, each of Buyer and Seller shall within 14 Business Days after the delivery of such Dispute Notice, summarize its position with regard to such dispute in a written document of ten pages or less (excluding exhibits) and submit such summaries to Grant Thornton LLP (the “Accounting Arbitrator”), together with the Dispute Notice, the Final Settlement Statement and any other documentation such Party may desire to submit. Within twenty (20) Business Days after receiving the Parties’ respective submissions, the Accounting Arbitrator shall render a decision choosing either Seller’s position or Buyer’s position with respect to each matter addressed in any Dispute Notice, based on the materials described above. Any decision rendered by the Accounting

Arbitrator pursuant hereto shall be final, conclusive and binding on Seller and Buyer and will be enforceable against any of the Parties in any court of competent jurisdiction. The Accounting Arbitrator may not award damages, interest or penalties to either Party with respect to any matter. The costs of such Accounting Arbitrator shall be borne by the Party which the Accounting Arbitrator has not selected their position as the appropriate position in the majority of disputed matters in any such proceeding. In the event that Grant Thornton LLP declines to serve as the Accounting Arbitrator, then the Accounting Arbitrator shall be selected by the Houston, Texas office of the American Arbitration Association.

3.7 Allocation of Purchase Price / Allocated Values. Buyer and Seller agree that, for purposes of calculating adjustments to the Purchase Price as provided herein, the unadjusted Purchase Price shall be allocated among the Assets as set forth in Exhibit G. The “Allocated Value” for any Asset equals the portion of the unadjusted Purchase Price allocated to such Asset in Exhibit G. Such Allocated Values shall be used in calculating adjustments to the Purchase Price as provided herein. Buyer and Seller also agree (a) that the Allocated Values, as adjusted, shall be used by Seller and Buyer as the basis for reporting asset values and other items for purposes of this Section 3.7, and (b) that neither they nor their Affiliates will take positions inconsistent with such Allocated Values in notices to Preferential Right holders or in other documents or notices relating to the transactions contemplated by this Agreement (for the avoidance of doubt, other than as set forth in Section 3.8).

3.8 Allocation of Consideration for Tax Purposes. Buyer and Seller shall use commercially reasonable efforts to agree to an allocation of the Purchase Price and any other items properly treated as consideration for U.S. federal income Tax purposes among the six categories of assets specified in Part II of IRS Form 8594 (Asset Acquisition Statement under Section 1060), in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder, within thirty (30) days after the date on which the Final Settlement Statement is finally determined pursuant to Section 3.5 or Section 3.6, as applicable (the “Allocation”). If the Parties reach an agreement with respect to the Allocation, (a) Buyer and Seller shall use commercially reasonable efforts to update the Allocation in accordance with Section 1060 of the Code following any adjustment to the purchase consideration for Tax purposes pursuant to this Agreement, and (b) Buyer and Seller shall, and shall cause their respective Affiliates to, report consistently with the Allocation, as adjusted, on IRS Form 8594 (Asset Acquisition Statement under Section 1060) as required by applicable Law, unless otherwise required by a change in applicable Law occurring after the date the Parties agree to the Allocation; provided, however, that (i) if Buyer and Seller cannot mutually agree on the Allocation, each Party shall be entitled to determine its own allocation and file its IRS Form 8594 consistent therewith and (ii) neither Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim or similar proceedings in connection with such allocation.

3.9 Withholding. Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to Seller such amounts as are required to be withheld and paid over to the applicable Taxing Authority under the Code, or any applicable provision of Tax Law; provided, however, that, except in connection with the failure of any Seller to provide the documentation set forth in Section 10.4(e), Buyer will, prior to any deduction or withholding, use commercially reasonable efforts to notify Seller of any anticipated deduction or withholding reasonably in advance of such deduction or withholding, and reasonably cooperate with Seller to minimize the amount of any applicable deduction or withholding. To the extent that amounts are so deducted or withheld and paid over to the applicable Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller.

ARTICLE IV

ACCESS; DISCLAIMERS

4.1 Access.

(a) From and after the Execution Date and up to and including the Closing Date (or earlier termination of this Agreement), but subject to the other provisions of this Section 4.1 and obtaining any required consents of Third Parties, including Third Party operators of the Assets, in each case, for which Seller and its Affiliates shall use commercially reasonable efforts to obtain such consents (but without payment of a fee, cost, expense or other obligation of any kind unless Buyer agrees to pay or fulfil such fee, cost, expense or other obligation in Buyer’s sole discretion), Seller shall afford to Buyer and its officers, employees, agents, accountants, attorneys, investment bankers and other authorized representatives (“Buyer’s Representatives”) reasonable access, during normal business hours, to (i) Seller’s and its Affiliates’ employees (following prior notice to Spencer Booth, Phone: [***********], Email: [***********]), (ii) the Assets, and (iii) all Records. All investigations and due diligence conducted by Buyer or any Buyer’s Representative shall be conducted at Buyer’s sole cost, risk and expense and any conclusions made from any examination done by Buyer or any Buyer’s Representative shall result from Buyer’s own independent review and judgment. Any such entry onto the Assets is subject to compliance with all appliable Laws and all Third Party restrictions, if any, NOTWITHSTANDING THE FOREGOING AND FOR THE AVOIDANCE OF DOUBT, WITHOUT LIMITING IN ANY RESPECT BUYER’S RIGHTS UNDER THE R&W INSURANCE POLICY, SELLER MAKES NO (AND BUYER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY) REPRESENTATION OR WARRANTY, AND EXPRESSLY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES AS TO THE ACCURACY OR COMPLETENESS OF THE DOCUMENTS, INFORMATION, BOOKS, RECORDS, FILES AND OTHER DATA THAT IT MAY PROVIDE OR DISCLOSE TO BUYER OR BUYER’S REPRESENTATIVES.

(b) Buyer shall coordinate its environmental property assessments and physical inspections of the Assets with Seller and all Third Party operators to minimize any inconvenience to or interruption of the conduct of business by Seller or such Third Party operators. Buyer shall abide by Seller’s, and any Third Party operator’s, safety rules, regulations and operating policies while conducting its due diligence evaluation of the Assets, including any environmental or other inspection or assessment of the Assets. Each of NOG and Infinity hereby, on a several, and not joint and several, basis, in accordance with their respective Buyer Pro Rata Shares hereby defends, indemnifies, holds harmless and forever releases each of the operators of the Assets and the Seller Indemnified Parties from and against any and all Liabilities arising out of, resulting from or relating to any field visit, environmental property assessment, or other due diligence activity conducted by Buyer or any Buyer’s Representative with respect to the Assets, EVEN IF SUCH LIABILITIES ARISE OUT OF OR RESULT FROM, SOLELY OR IN PART, THE GROSS, SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY A MEMBER OF

THE SELLER INDEMNIFIED PARTIES, EXCEPTING ONLY (I) LIABILITIES TO THE EXTENT RESULTING FROM THE FRAUD, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SELLER OR ITS AFFILIATES AND/OR (II) THE MERE DISCOVERY OF PRE-EXISTING CONTAMINATION OR OTHER ENVIRONMENTAL CONDITIONS EXCEPT TO THE EXTENT EXACERBATED BY BUYER OR BUYER’S REPRESENTATIVE DURING SUCH DUE DILIGENCE INVESTIGATION. For the avoidance of doubt, this defense, indemnification, hold harmless and release shall survive any termination of this Agreement, if applicable, and the Closing.

(c) Upon completion of Buyer’s due diligence, Buyer shall at its sole cost and expense and without any cost or expense to Seller or its Affiliates, (i) repair all damage done to the Assets in connection with Buyer’s due diligence, (ii) restore the Assets to at least the approximate same or better condition than they were prior to commencement of Buyer’s due diligence and (iii) remove all equipment, tools or other property brought onto the Assets in connection with Buyer’s due diligence. Any disturbance to the Assets (including the leasehold associated therewith) resulting from Buyer’s due diligence will be promptly corrected by Buyer.

(d) During all periods that Buyer and/or any of Buyer’s Representatives are on the Assets and thereafter through the Closing, Buyer and/or any of Buyer’s Representatives shall maintain, at its sole expense, policies of insurance of the types and in the amounts customary in the industry for such access and due diligence and sufficient to satisfy Buyer’s indemnification obligations under Section 4.1(b). Coverage under all insurance required to be carried by Buyer hereunder will (i) be primary insurance, (ii) list Seller Indemnified Parties as additional insureds, (iii) waive subrogation against Seller Indemnified Parties and (iv) provide for five (5) days’ prior notice to Seller in the event of cancellation or modification of the policy or reduction in coverage. Upon request by Seller, Buyer shall provide evidence of such insurance to Seller prior to entering the Assets.

4.2 Confidentiality. Buyer acknowledges that, pursuant to its right of access to the Records and the Assets, Buyer will become privy to confidential and other information of Seller and that such confidential information shall be held confidential by Buyer and Buyer’s Representatives in accordance with the terms of the Confidentiality Agreement. If Closing should occur, the foregoing confidentiality restriction on Buyer shall terminate (except as to (a) such portion of the Assets that are not conveyed to Buyer pursuant to the provisions of this Agreement, (b) the Excluded Assets and (c) information related to assets other than the Assets). Notwithstanding the foregoing sentence, no such termination of the first sentence of this Section 4.2 shall relieve any party thereto from any liability thereunder for any breach thereof prior to the Closing Date.

4.3 Disclaimers.

(a) EXCEPT AS AND TO THE LIMITED EXTENT EXPRESSLY SET FORTH IN ARTICLE VI AND THE SELLER CLOSING CERTIFICATE, WITHOUT LIMITING IN ANY RESPECT BUYER’S RIGHTS UNDER THE R&W INSURANCE POLICY, AND ABSENT FRAUD, (I) SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, (II) BUYER ACKNOWLEDGES AND AGREES THAT IT HAS NOT RELIED UPON AND SELLER EXPRESSLY DISCLAIMS

ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO BUYER OR ANY OF ITS AFFILIATES, OFFICERS, EMPLOYEES, AGENTS, ACCOUNTANTS, ATTORNEYS, INVESTMENT BANKERS AND OTHER AUTHORIZED REPRESENTATIVES (INCLUDING, ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO BUYER OR ANY OF THE FOREGOING BY ANY OFFICER, DIRECTOR, EMPLOYEE, AGENT, CONSULTANT, REPRESENTATIVE OR ADVISOR OF SELLER OR ANY OF ITS AFFILIATES).

(b) EXCEPT AS AND TO THE LIMITED EXTENT EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE VI AND THE SELLER CLOSING CERTIFICATE, WITHOUT LIMITING IN ANY RESPECT BUYER’S RIGHTS UNDER THE R&W INSURANCE POLICY, AND ABSENT FRAUD, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, AS TO (I) TITLE TO ANY OF THE ASSETS, (II) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (III) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (IV) THE CONTENT, CHARACTER OR NATURE OF ANY INFORMATION MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY SELLER OR THIRD PARTIES WITH RESPECT TO THE ASSETS, (V) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE TO BUYER OR ANY OF ITS AFFILIATES, OFFICERS, EMPLOYEES, AGENTS, ACCOUNTANTS, ATTORNEYS, INVESTMENT BANKERS AND OTHER AUTHORIZED REPRESENTATIVES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO AND (VI) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT OR TRADEMARK INFRINGEMENT. EXCEPT AS AND TO THE LIMITED EXTENT EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE VI, SELLER FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, OF MERCHANTABILITY, FREEDOM FROM LATENT VICES OR DEFECTS, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY OF THE ASSETS, RIGHTS OF A PURCHASER UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE PURCHASE PRICE, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT BUYER SHALL BE DEEMED TO BE OBTAINING THE ASSETS IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS OR DEFECTS (KNOWN OR UNKNOWN, LATENT, DISCOVERABLE OR UNDISCOVERABLE), AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS OF THE ASSETS AS BUYER DEEMS APPROPRIATE.

(c) BUYER ACKNOWLEDGES AND AFFIRMS THAT IT HAS MADE ITS OWN INDEPENDENT INVESTIGATION, ANALYSIS AND EVALUATION OF THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE ASSETS (INCLUDING BUYER’S OWN ESTIMATE AND APPRAISAL OF THE EXTENT AND VALUE OF SELLER’S HYDROCARBON RESERVES ATTRIBUTABLE TO THE ASSETS AND AN INDEPENDENT ASSESSMENT AND APPRAISAL OF THE ENVIRONMENTAL RISKS

AND CONDITIONS ASSOCIATED WITH THE ACQUISITION OF THE ASSETS). BUYER ACKNOWLEDGES THAT IN ENTERING INTO THIS AGREEMENT, IT HAS RELIED ON THE AFOREMENTIONED INVESTIGATION AND THE EXPRESS REPRESENTATIONS AND WARRANTIES OF SELLER CONTAINED IN THIS AGREEMENT AND THE DOCUMENTS TO BE DELIVERED BY SELLER AT CLOSING. BUYER IRREVOCABLY COVENANTS TO REFRAIN FROM, DIRECTLY OR INDIRECTLY, ASSERTING ANY CLAIM, OR COMMENCING, INSTITUTING OR CAUSING TO BE COMMENCED, ANY PROCEEDING OF ANY KIND AGAINST SELLER OR ITS AFFILIATES, ALLEGING FACTS CONTRARY TO THE FOREGOING ACKNOWLEDGMENT AND AFFIRMATION.

(d) OTHER THAN AS AND TO THE LIMITED EXTENT EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE VI, SELLER HAS NOT AND WILL NOT MAKE ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, THE RELEASE OF HAZARDOUS SUBSTANCES INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS, AND NOTHING IN THIS AGREEMENT OR OTHERWISE SHALL BE CONSTRUED AS SUCH A REPRESENTATION OR WARRANTY, AND SUBJECT TO BUYER’S RIGHTS UNDER THE R&W INSURANCE POLICY FOR A BREACH OF SELLER’S REPRESENTATIONS SET FORTH IN ARTICLE VI, BUYER SHALL BE DEEMED TO BE OBTAINING THE ASSETS “AS IS” AND “WHERE IS” WITH ALL FAULTS FOR PURPOSES OF THEIR ENVIRONMENTAL CONDITION AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH ENVIRONMENTAL INSPECTIONS OF THE ASSETS AS BUYER DEEMS APPROPRIATE.

(e) BUYER ACKNOWLEDGES AND AGREES THAT, NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, ABSENT FRAUD, FROM AND AFTER CLOSING, THE BUYER INDEMNIFIED PARTIES’ SOLE AND EXCLUSIVE REMEDY AGAINST ANY SELLER INDEMNIFIED PARTIES WITH RESPECT TO THE NEGOTIATION, PERFORMANCE AND CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE SALE OF THE ASSETS, ANY BREACH OF THE REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS OF ANY SELLER INDEMNIFIED PARTIES CONTAINED HEREIN, THE AFFIRMATIONS OF SUCH REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS CONTAINED IN THE SELLER CLOSING CERTIFICATE OR CONTAINED IN ANY OTHER TRANSACTION DOCUMENT DELIVERED HEREUNDER BY OR ON BEHALF OF ANY SELLER INDEMNIFIED PARTIES ARE THE RIGHTS TO PROCEEDS OF THE R&W INSURANCE POLICY.

(f) SELLER AND BUYER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 4.3 ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSE OF ANY APPLICABLE LAW.

(g) NOTHING CONTAINED IN THIS AGREEMENT SHALL BE DEEMED TO LIMIT OR OTHERWISE PRECLUDE CLAIMS FOR FRAUD.

ARTICLE V

CERTAIN AGREEMENTS

5.1 Conduct of Business.

(a) Except (w) for any actions taken to comply with applicable Laws or to comply with the terms of any Permits or Material Contracts, (x) as set forth in the ordinary course development plan and budget set forth on Schedule 5.1, or as otherwise set forth on Schedule 5.1, (y) as required in the event of an emergency to protect life, property or the environment, and (z) as expressly contemplated by this Agreement or as expressly consented to in writing by Buyer (which consent shall not be unreasonably delayed, withheld or conditioned and shall be considered granted five days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s notice) after delivery of notice from Seller to Buyer requesting such consent, unless Buyer notifies Seller to the contrary during such five day period), Seller shall, from and after the Execution Date until Closing:

(i) subject to interruptions resulting from force majeure, mechanical breakdown and planned maintenance, in each case, operate those Assets that are operated by Seller or its Affiliates in the usual, regular and ordinary manner consistent with past practice, in each case, except for any Asset that terminates in accordance with its terms;

(ii) maintain, or use commercially reasonable efforts to cause the applicable Third Party operators to maintain, all material Permits;

(iii) not voluntarily reduce or terminate any existing insurance of Seller, to the extent relating to the Assets, in any material respect (unless replaced with a substantially comparable insurance policy);

(iv) keep Buyer reasonably apprised of any operations proposed or conducted by Seller with respect to the Assets;

(v) promptly, but in any event within the earlier of (A) three (3) Business Days following Seller’s Knowledge thereof and (B) the Closing Date, notify Buyer of any Proceedings, or, to Seller’s Knowledge, threatened in writing against Seller, that pertain to the Assets or the transactions contemplated by this Agreement, or any actual or threatened Casualty Loss; and

(vi) maintain the books, accounts and Records relating to the Assets in the usual, regular and ordinary manner and in accordance with the usual accounting practices of Seller.

(b) Except (w) for any actions taken to comply with applicable Laws or to comply with the terms of any Permits or Material Contracts, (x) as set forth in the ordinary course development plan and budget set forth on Schedule 5.1, or as otherwise set forth on Schedule 5.1, (y) as required in the event of an emergency to protect life, property or the environment, and (z) as expressly contemplated by this Agreement or as expressly consented to in writing by Buyer (which consent shall not be unreasonably delayed, withheld or conditioned and shall be considered granted five days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s notice) after delivery of notice from Seller to Buyer requesting such consent, unless Buyer notifies Seller to the contrary during such five day period), Seller shall not, from and after the Execution Date until Closing:

(i) (A) execute or enter into an Applicable Contract that, if executed or entered into on or prior to the Execution Date, would have been a Material Contract and required to be listed on Schedule 6.8(a), or (B) terminate, cancel (unless the term thereof expires pursuant to the provisions existing therein) or extend or amend or modify the terms of any Material Contract, except contracts terminable by Seller with notice of sixty (60) days or less without penalty (excluding, in each case, for the avoidance of doubt, any Contracts as are reasonably necessary to conduct the operations in the ordinary course development plan attached as Schedule 5.1 in the ordinary course of business);

(ii) terminate, cancel (unless the term thereof expires pursuant to the provisions existing therein), materially amend, extend or surrender any rights under any Right-of-Way; provided that Seller shall be permitted to (A) secure or acquire necessary Rights-of-Way where the cost thereof would not exceed $1,000,000 in the aggregate, or (B) amend, extend or surrender any rights under any Right-of-Way in connection with settlement of any claims made by any lessor;

(iii) propose, commit to or approve any request under any Material Contract (other than those required to be approved under the terms of any Material Contract) which would reasonably be estimated to require expenditures in excess of $500,000 (net to Seller’s interest);

(iv) not commence or propose any single operation with respect to any of the Assets that Seller or any of its Affiliates operates which would reasonably be estimated to require expenditures in excess of $500,000 (net to Seller’s interest), except for any emergency operations;

(i) institute any Proceeding, or enter into, or offer to enter into, any compromise, release or settlement of any Proceeding pertaining to the Assets, or waive or release any right of Seller, for which the amount in controversy is reasonably expected to be in excess of $500,000 (net to Seller’s interest); provided, however, this Section 5.1(b)(i) shall not restrict or prohibit Seller from compromising or settling any Proceeding where such settlement involves only the payment of money by Seller that would not be binding on Buyer or the Assets after Closing and for or which Buyer will not be responsible via Purchase Price adjustment and does not involve any admission of any breach, violation of Law or other Liabilities;

(ii) voluntarily abandon any Asset (except as required pursuant to the terms of a Permit, Material Contract or applicable Law) or voluntarily relinquish its position as operator to anyone other than Buyer (or Buyer’s designee) with respect to any of the Assets operated by Seller or any Affiliate thereof;

(iii) knowingly and intentionally waive any material right or claim with respect to any of the Assets other than any matter that would be permitted pursuant to Section 5.1(b)(i);

(iv) grant or create any Preferential Right or Consent with respect to the Assets;

(v) (A) modify, extend, terminate or enter into any Labor Agreement or certify any labor union, labor organization, works council, employee representative or group of employees as the bargaining representative for any Business Employees; (B) implement or announce any employee layoffs, furloughs, reductions in force, plant closings, material reductions in compensation or other similar actions with respect to any Business Employees; (C) waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former Business Employee; or (D) reassign the duties of a Business Employee such that he or she is no longer a Business Employee; or

(vi) commit to do any of the foregoing.

(c) Notwithstanding the foregoing provisions of this Section 5.1, in the event of an emergency, Seller may take such action as reasonably necessary and shall notify Buyer of any such emergency and related action as soon as reasonably practicable. Notwithstanding anything to the contrary in this Agreement, the Parties agree that all requests for approval for any action restricting Seller’s conduct of business pursuant this Section 5.1 shall be directed to Spencer Booth (at [ *********** ]) on behalf of Buyer.

5.2 Governmental Bonds. Buyer acknowledges that none of the bonds, letters of credit, guarantees and other surety instruments, if any, posted by Seller or its Affiliates with Governmental Authorities and relating to the Assets are transferable to Infinity, including the Ohio statewide operator bond. At or prior to the Closing, Infinity shall obtain replacements for those bonds, letters of credit, guarantees and other surety instruments described on Schedule 5.2. At Closing, Infinity shall use commercially reasonable efforts to cause the cancellation of the bonds, letters of credit, guarantees and other surety instruments described on Schedule 5.2 posted by Seller and/or its Affiliates with respect to the Assets. In addition, at or prior to Closing, Infinity shall deliver to Seller evidence of the posting of bonds, letters of credit, guarantees and other surety instruments with all applicable Governmental Authorities meeting the requirements of such authorities to own and, where appropriate, operate, the Assets. From and after the Closing, if Infinity fails to obtain replacements of the bonds, letters of credit, guarantees and other surety instruments described on Schedule 5.2, or fails to cause the cancellation of the bonds, letters of credit, guarantees and other surety instruments described on Schedule 5.2 posted by Seller and/or its Affiliates with respect to the Assets, then, in each case, Infinity shall defend, indemnify, hold harmless and forever release the Seller Indemnified Parties from and against any and all Liabilities arising out of, based upon, attributable to or resulting from Infinity’s (or its Affiliates’) failure to obtain any such bonds, letters of credit, guarantees and other surety instruments.

5.3 Record Retention. Buyer, for a period of seven (7) years following Closing, will (a) retain the Records, (b) provide Seller, its Affiliates and its and their officers, employees and representatives, at the reasonable request of Seller, with access to the Records during normal business hours with reasonable advance written notice to Buyer for review and copying at Seller’s expense, and (c) provide Seller, its Affiliates and its and their officers, employees and representatives with access, during normal business hours with reasonable advance written notice to Buyer to materials received or produced after Closing relating to any indemnity claim made under Section 13.2 for review and copying at Seller’s expense, in each case of (b) or (c), except to the extent not already retained by Seller in accordance with this Agreement.

5.4 Amendment of Schedules. Buyer agrees that, with respect to the representations and warranties of Seller contained in this Agreement, Seller shall have the continuing right until Closing to add, supplement or amend the Schedules to its representations and warranties with respect to any matter first arising following the Execution Date which, if existing at the Execution Date or thereafter, would have been required to be set forth or described in such Schedules. For purposes of determining whether the conditions set forth in Article VIII have been fulfilled, the Schedules to Seller’s representations and warranties contained in this Agreement shall be deemed to include only that information contained therein on the Execution Date and shall be deemed to exclude all information contained in any addition, supplement or amendment thereto; provided, however, that if Closing shall occur, then all matters disclosed pursuant to any such addition, supplement or amendment at or prior to Closing shall be waived and Buyer shall not be entitled to make a claim with respect thereto pursuant to the terms of this Agreement or otherwise.

5.5 [reserved].

5.6 HSR Act. No later than twenty-five (25) Business Days following the Execution Date, each of Buyer and Seller shall, and shall cause their respective Affiliates to (a) make or cause to be made the filings required of such Party or any of its Affiliates under any Laws with respect to the transactions contemplated by this Agreement, including the HSR Act (to the extent applicable) and to pay any fees due of it in connection with such filings, as promptly as is reasonably practicable, and in any event within twenty-five (25) Business Days following the Execution Date (provided that Buyer shall bear all fees due in connection with all filings pursuant to the HSR Act), (b) cooperate with the other Party and furnish all information in such Party’s possession that is necessary in connection with such other Party’s filings, (c) use commercially reasonable efforts to cause the expiration of the notice or waiting periods under the HSR Act and any other Laws with respect to the transactions contemplated by this Agreement as promptly as is reasonably practicable, (d) promptly inform the other Party of any communication from or to, and any proposed understanding or agreement with, any Governmental Authority in respect of such filings, (e) consult and cooperate with the other Party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments and opinions made or submitted by or on behalf of any Party in connection with all meetings, actions and proceedings with Governmental Authorities relating to such filings, (f) respond appropriately, as promptly as reasonably practicable, to any requests received by such Party or any of its Affiliates under the HSR Act and any other Laws for additional information, documents or other materials, (g) use commercially reasonable efforts to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement, and (h) use commercially reasonable efforts to contest and resist any action or proceeding instituted (or threatened to be instituted) by any Governmental Authority challenging the transactions contemplated by this Agreement as violative of any Law. If a Party intends to participate in any meeting with any Governmental Authority with respect to such filings, it shall give the other Party reasonable prior notice of, and an opportunity to participate in, such meeting to the extent allowed by Law. Notwithstanding anything to the contrary in this Section 5.6 or otherwise, no Party shall be required to, or shall be required to cause its Affiliates to (and each Party shall not, and shall not agree to, without the other Party’s prior written consent) sell, divest, hold separate, license, relinquish, otherwise dispose of, or agree to any limitation on its freedom of action, ownership, or control with respect to any assets, businesses, properties, or interests in or of any Person, or agree or consent to any of the foregoing.

5.7 R&W Insurance Policy. The Parties acknowledge and agree that, as of or prior to the Execution Date, Buyer has procured the R&W Conditional Binder in connection with the R&W Insurance Policy. Following the Execution Date, Buyer shall use commercially reasonable efforts to satisfy the conditions set forth in the R&W Conditional Binder to cause the R&W Insurance Policy to be issued on the terms and in the form attached hereto as Exhibit J as soon as reasonably practicable following the Closing, including payment of all costs of such R&W Insurance Policy. Seller agrees to use commercially reasonable efforts to cooperate with Buyer, at Buyer’s sole cost and expense, in its efforts to satisfy the conditions set forth in the R&W Conditional Binder, including providing such information, data, Records, or other reasonable information reasonably requested by the underwriters of such R&W Insurance Policy. Buyer will ensure that the terms of the R&W Insurance Policy provide that, after the Closing Date: (a) the R&W Insurer irrevocably waives and otherwise shall not pursue any claim or other right against any of the Seller Indemnified Parties by way of subrogation, claim for contribution, indemnification or otherwise; (b) the Seller Indemnified Parties are express third-party beneficiaries of such waiver of subrogation provisions; and (c) the R&W Insurance Policy shall not be amended, restated, modified or otherwise revised in any manner or respect adverse to the Seller Indemnified Parties without Seller’s prior written consent at Seller’s sole discretion. Buyer shall provide Seller with a true and complete copy of the final and issued R&W Insurance Policy as soon as reasonably practicable following the Closing. The Parties acknowledge and agree that any failure by Buyer to obtain or maintain the R&W Insurance Policy in accordance with this Section 5.7 shall not in any manner increase any liability of the Seller Indemnified Parties under this Agreement, including if (x) the R&W Insurance Policy is disputed, invalidated or deemed ineffective, in whole or in part, or (y) the coverage provided under the R&W Insurance Policy is denied, disputed, exhausted or otherwise made unavailable to Buyer or its Affiliates, in whole or in part. For the avoidance of doubt, the Parties acknowledge and agree that (i) the procurement by Buyer of the R&W Insurance Policy is not a condition to Closing and (ii) all costs and expenses with respect to obtaining the R&W Insurance Policy, including the total premium, underwriting costs, Taxes, brokerage commission, and other costs and expenses of such policy, will be borne solely by Buyer.

5.8 Replacement of Insurance. The Parties understand that none of the insurance currently maintained by Seller or its Affiliates covering the Assets will be transferred to Buyer. Promptly following the Closing, Buyer shall obtain, or cause to be obtained, in the name of Buyer, such insurance covering the Assets as would be obtained by a reasonably prudent operator in a similar situation and as required under all Rights-of-Way and Applicable Contracts.

5.9 Successor Operator. While Infinity acknowledges that it desires to succeed Seller (or any Affiliates thereof) as operator of those Assets or portions thereof that Seller (or any Affiliates thereof) may presently operate, Infinity acknowledges and agrees that Seller cannot and does not covenant or warrant that Infinity shall become successor operator of such Assets because the Assets or portions thereof may be subject to operating or other agreements that control the appointment of a successor operator. Seller agrees, however, that, as to the Assets it (or any of its Affiliates) operates, Seller shall use its commercially reasonable efforts to support Infinity’s (or its applicable Affiliate’s) efforts to become successor operator of such Assets (to the extent permitted under any applicable joint operating agreement or other applicable agreement) effective as of Closing (at Infinity’s sole cost and expense for amounts that Infinity consents to in writing) and to designate and/or appoint, to the extent legally possible and permitted under any applicable joint operating agreement or other applicable agreement, Infinity (or its applicable Affiliate) as successor operator of such Assets effective as of Closing.

5.10 Notifications. If, prior to Closing, Buyer obtains Knowledge that Seller has materially breached a representation, warranty, covenant, obligation or other agreement under this Agreement, then Buyer, as applicable, shall promptly inform Seller of such breach so that Seller may attempt to remedy or cure such breach prior to Closing. If any of Seller’s representations or warranties are untrue or shall become untrue between the Execution Date and the Closing Date, or if any of Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed, and if such breach of representation, warranty, covenant or agreement shall be cured by the Closing (at Seller’s sole cost, risk and expense), then such breach shall be considered not to have occurred for all purposes of this Agreement. Between the Execution Date and the Closing Date, Buyer and Seller shall use their respective commercially reasonable efforts to cause the conditions in Article VIII and Article IX to be satisfied.

5.11 Preferential Purchase Rights, Tag-Along Rights and Consents to Assign.

(a) With respect to each holder of (i) a Preferential Right, (ii) a Consent or (iii)any tag-along or drag-along right pertaining to the Assets as a result of the transactions contemplated hereby, Seller shall, within five (5) Business Days following Execution Date, send a notice (on forms reasonably acceptable to Buyer) seeking a waiver of such Preferential Right, tag-along or drag-along right or such holder’s Consent, as applicable, in accordance with the contractual provisions applicable to such right. In no event shall Seller be required to incur any liability or pay any money in order to obtain any such waiver or Consent (unless consented to by Buyer and Buyer agrees to incur such liability or pay such money). Buyer shall use commercially reasonable efforts to cooperate with Seller in seeking to obtain such waivers of Preferential Rights, tag-along or drag-along rights and Consents; and will provide any collateral or security to meet financial requirements expressly contemplated by or otherwise reasonably requested by counterparties, in each case, in compliance with the terms of such instruments, in order to obtain Consents from such counterparties. If prior to Closing, Buyer or Seller discover any (i) Preferential Right, (ii) Consent, or (iii) tag-along or drag-along right pertaining to the Assets as a result of the transactions contemplated hereby that are not set forth on Schedule 6.4 or Schedule 6.10, as applicable, such Party shall promptly (but in any event within five (5) Business Days) after discovery provide written notice to Buyer of such Preferential Right, Consent or tag-along or drag-along right, whereupon Seller shall promptly thereafter send the applicable notices and waiver requests required under and in accordance with this Section 5.11. Seller shall keep Buyer reasonably apprised of the status of the Preferential Rights, Consents and tag-along or drag-along rights, including but not limited to notifying Buyer when such notices are sent, received, exercised, waived or of any ongoing discussions related thereto with the holders of such Consents.

(b) If, prior to Closing, any holder of a Preferential Right notifies Seller that it intends to consummate the purchase of the Assets to which its Preferential Right applies, or the time for exercising a Preferential Right has not expired and such Preferential Right has not been exercised or waived, then, in either case, those Assets subject to such Preferential Right shall be excluded from the Assets to be conveyed to Buyer under this Agreement (together with all Assets directly relating thereto but only to the extent relating thereto), and the Purchase Price shall be reduced by the Allocated Values of all such excluded Assets and in such event Seller shall be entitled to all proceeds paid by any Person exercising such Preferential Right. If the holders of any such Preferential Right thereafter fails to consummate the purchase of the Assets subject to such Preferential Right in accordance with the terms thereof, and within one hundred and twenty (120) days following Closing the time for exercising such Preferential Right has expired and such Preferential Right has not been exercised, or the Preferential Right has been waived, then, in each case, Buyer shall purchase, within ten (10) Business Days after such waiver or expiration, such Asset(s) so excluded from Seller under the terms of this Agreement for the amount (if any) by which the Purchase Price was reduced at Closing due to the exclusion of such Asset(s) (as such amount is appropriately adjusted in accordance to Section 3.3 with respect to such Asset(s)), and Seller shall assign to Buyer such Asset(s) pursuant to an assignment or deed, as applicable, in form substantially similar to the Assignment or Deed.

(c) If Seller fails to obtain a consent to the assignment of any Asset(s), prior to Closing and (i) the failure to obtain such consent would cause the assignment of the Asset(s) affected thereby to Buyer to be void or voidable under the express terms of the applicable instrument; (ii) such Consent is expressly denied in writing by the holder of the Consent; or (iii) there is provision within the applicable instrument expressly stating that an assignment in violation thereof (A) triggers the payment of liquidated monetary damages; or (B) causes or gives rise to the right of termination of the applicable Assets to be assigned, in each case, (each, a “Hard Consent”), then, in each such case, the affected Asset(s) (or portion thereof) shall be excluded from the Assets to be acquired by Buyer at Closing hereunder and the Purchase Price shall be reduced by the Allocated Value of the Asset(s) so excluded. Seller shall continue for a period of one hundred and twenty (120) days after Closing to use commercially reasonable efforts to obtain the Hard Consent and in the event that a Hard Consent (with respect to any applicable Asset(s) excluded pursuant to this Section 5.11(c)) that was not obtained prior to Closing is obtained within one hundred and twenty (120) days following Closing, then, Buyer shall purchase, within ten (10) Business Days after such Hard Consent is obtained, such Asset(s) so excluded from Seller under the terms of this Agreement for the amount (if any) by which the Purchase Price was reduced at Closing due to the exclusion of such Asset(s) (as such amount is appropriately adjusted in accordance to Section 3.3 with respect to such Asset(s)), and Seller shall assign to Buyer such Asset(s) pursuant to an assignment or deed, as applicable, in form substantially similar to the Assignment or Deed.

(d) Buyer may, subject to Seller’s agreement, elect for the Parties to cooperate with each other to agree upon documents to be delivered at Closing that are designed to give to Buyer the benefit of the Asset (or portion thereof) so excluded pursuant to Section 5.11(c) with Buyer agreeing to be responsible for all of the Liabilities and Assumed Obligations associated therewith (including by way of Seller holding title to such Asset in trust for Buyer or as otherwise mutually agreed) until the applicable Hard Consent is obtained.

(e) If Seller fails to obtain any Consent prior to Closing that is not a Hard Consent, then (i) the Asset(s) subject to such un-obtained consent shall be acquired by Buyer at Closing as part of the Assets, (ii) Buyer shall have no claim against, and hereby releases and indemnifies the Seller Indemnified Parties from any Liability for, the failure to obtain such consent, and (iii) Buyer shall be solely responsible from and after Closing for any and all Liabilities arising from the failure to obtain such consent.

(f) In connection with consummating the transactions contemplated herein, Buyer shall comply with all tag-along, drag-along and other similar rights of Third Parties by which the Assets are bound or by which Seller is bound in connection with the transactions contemplated herein on the same terms and conditions as set forth herein to purchase the applicable Assets for a cash price determined based on the Allocated Values ascribed thereto (proportionate to the applicable Third Party interest) and adjusted in accordance with the terms hereof, except, in each case, as otherwise necessary to comply with the agreements providing for the tag-along, drag-along and other similar rights. Seller agrees to cooperate with Buyer in effecting Buyer’s purchase of any such interests or rights, if applicable.

5.12 Casualty Loss.

(a) Notwithstanding anything herein to the contrary, from and after the Effective Time, if Closing occurs, Buyer shall assume all risk of loss with respect to any decrease in the amount of hydrocarbon throughput utilizing the Gas Gathering System, for any reason, including through normal depletion of those wells connected to the Gas Gathering System, other mechanical failure (including watering out, collapsed casing or sand infiltration of any well connected to the Gas Gathering System) and the depreciation of pipelines and other personal property included in the Assets due to ordinary wear and tear, in each case, with respect to the Assets. This Section 5.12 shall be Buyer’s sole remedy for any Casualty Loss.

(b) If, after the Execution Date but prior to the Closing Date, any portion of the Assets is destroyed by fire or other casualty (each, a “Casualty Loss”), Buyer shall nevertheless be required to close and Seller, at Closing, shall pay to Buyer all sums paid to Seller by Third Parties by reason of such Casualty Loss insofar as with respect to the Assets and shall assign, transfer and set over to Buyer or subrogate Buyer to all of Seller’s right, title and interest (if any) in insurance claims, unpaid awards and other rights (in each case) against Third Parties (excluding, for the avoidance of doubt, any Liabilities of or against any Seller Indemnified Parties) arising out of such Casualty Loss insofar as with respect to the Assets; provided, however, that Seller shall reserve and retain (and Buyer shall assign to Seller) all rights, title, interests and claims against Third Parties for the recovery of Seller’s costs and expenses incurred prior to Closing in pursuing or asserting any such insurance claims or other rights against Third Parties with respect to any such Casualty Loss.

5.13 Cooperation with Financing.

(a) Prior to the Closing and at such Buyer’s sole expense, Seller shall, and shall use commercially reasonable efforts to cause its Affiliates and representatives with appropriate seniority and expertise to, cooperate with Buyer in connection with the arrangement of the Debt Financing as may be reasonably requested by any Buyer with prior notice to Seller (provided that, such requested cooperation does not (x) unreasonably interfere with the ongoing operations of Seller, (y) cause any representation or warranty in this Agreement to be breached or (z) cause any condition in this Agreement to fail to be satisfied, and provided further that, the scope and nature of financial and other information to be provided by Seller is addressed exclusively in the following clause (iii)), including using commercially reasonable efforts to:

(i) participate at reasonable times in a reasonable number of meetings, drafting sessions and rating agency and due diligence sessions, in each case, upon reasonable advance notice;

(ii) cooperate with the due diligence efforts of Buyer, the Debt Financing Sources and any other prospective investors or lenders involved in the Debt Financing;

(i) furnish (x) the Required Information, (y) other customary financial and other pertinent information (including asset schedules and other similar information) regarding the Assets and Seller as shall exist and is not already publicly available to Buyer and is reasonably requested by any Buyer for use in connection with any marketing of the Debt Financing; provided that, for the avoidance of doubt, Seller shall not be required to provide, and Buyer shall be solely responsible for, (A) the preparation of pro forma financial statements (except for reasonable assistance as described in (iv) immediately below), (B) all marketing materials and other documents used in connection with any proposed Debt Financing, and (C) any description of all or any component of the Debt Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”; in each case, for the avoidance of doubt, other than any financial, reserve or other pertinent information reasonably necessary for Buyer to prepare such pro forma financial statements or descriptions and (z) customary authorization letters to the Debt Financing Sources, authorizing the distribution of information to prospective lenders or investors and other financing sources;

(iv) provide reasonable assistance with (and provide reasonably requested information for) any Buyer’s preparation (A) of pro forma financial statements of such Buyer of the type necessary or reasonably requested by the Debt Financing Source to be included in any marketing materials in respect of (and customary for debt financings similar to) the Debt Financing; provided, that for the avoidance of doubt, Seller shall not be required to provide, and Buyer shall be solely responsible for the preparation of, such pro forma financial statements and (B) of customary materials for offering prospectuses, offering memoranda, bank information memoranda, marketing materials, rating agency presentations and similar documents;

(v) cause, and take all reasonably requested actions to permit (including delivering customary authorization and representation letters) the present independent accountants for Seller to provide reasonable assistance to Buyer in connection with the Debt Financing consistent with their customary practice (including providing accountants’ comfort letters and consents from such independent accountants to the extent required by the Debt Financing and participating in customary due diligence calls in connection therewith);

(vi) take all reasonably requested actions to assist in the preparation of one or more credit agreements, indentures, purchase agreements, pledge and security documents and other definitive documentation, in each case, as of or reasonably prior to the Closing and as may be reasonably required by any Buyer and to use commercially reasonable efforts to deliver drafts of the Lien Releases to Buyer at least three (3) Business Days prior to the Closing Date; provided that any obligations and releases of liens contained in all such agreements, documents and related certificates and instruments shall be subject to and conditioned upon the occurrence of the Closing, will be effective no earlier than the Closing, and if this Agreement is terminated prior to Closing, shall terminate automatically and concurrently with the termination of this Agreement; and

(ii) furnish Buyer and its lenders or other Debt Financing Sources promptly (and in any event at least four (4) Business Days prior to the Closing Date) with all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation, the PATRIOT Act, and requested by the Debt Financing Sources in writing at least nine (9) Business Days prior to the Closing Date;

provided that, notwithstanding anything in this Agreement to the contrary, none of Seller or its directors, officers, managers, members, employees, stockholders, representatives and Affiliates shall (1) be required to pay any commitment or other similar fee or reimburse any expenses prior to the Closing for which it has not received prior reimbursement by or on behalf of the Buyer, (2) have any liability or obligation under any financing document or give or agree to give any indemnities in connection therewith, (3) be required to take any action that will conflict with or violate any Laws or that could reasonably be expected to result in a violation or breach of, or default under, this Agreement or any material contract to which Seller or its Affiliates is a party or (4) be required to provide (A) pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (B) any financial statements or information that are not available to Seller and not prepared in the ordinary course of the Seller’s financial reporting practice, other than the Required Information, (C) any description of all or any component of the Debt Financing (including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”), or (D) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing (which items (A) through (D) shall be the sole responsibility of the Buyer), (5) be required to (A) pass resolutions or consents, approve or authorize the execution of, or execute any document, agreement, certificate or instrument (other than customary authorization and representation letters) or take any other corporate action with respect to the Debt Financing or (B) provide or cause its legal counsel to provide any legal opinions. Seller shall not be required to make any representation, warranty or certification with respect to the Debt Financing (other than with respect to customary authorization and representation letters) or (6) unreasonably interfere with the ongoing business operations of the Seller and its Affiliates.

(b) Seller hereby consents to the use of its and its subsidiaries’ trademarks, trade names and logos in connection with the Debt Financing; provided, that such trademarks, trade names and logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage Seller or the reputation or goodwill of Seller.

(c) Seller agrees, subject to the terms of the Confidentiality Agreement, that: (i) Buyer and its Affiliates may initiate contact with and pursue and provide the information contemplated by Section 5.13(a) to Debt Financing Sources in connection with the Debt Financing and the transactions contemplated by this Agreement; and (ii) Buyer and its Affiliates may initiate contact with their lenders and provide the information contemplated by Section 5.13(a), in each case, in connection with the transactions contemplated hereunder. Upon the earlier of the Closing and the termination of this Agreement in accordance with its terms, Buyer shall promptly reimburse Seller and its Representatives for all reasonable, documented and invoiced out-of-pocket costs and expenses (including reasonable, documented and invoiced out-of-pocket attorneys’ fees) incurred by such Persons in connection with any cooperation contemplated by this Section 5.13.

(d) The applicable Buyer shall indemnify and hold harmless each of Seller and its Affiliates and its and their respective Representatives from and against any and all losses and other liabilities suffered or incurred by any of them in connection with the arrangement and preparation of the Debt Financing of such Buyer and any information used in connection therewith, in each case other than as a result of fraud or willful misconduct by or on behalf of such Person or Representative.

(e) Notwithstanding anything to the contrary contained in this Agreement, none of Seller’s or any of its Affiliates’ performance under this Section 5.13 shall be taken into account with respect to whether any condition to Closing set forth in Article VIII shall have been satisfied, other than with respect to the willful and intentional breach by Seller or any of its Affiliates

5.14 Financial Information. From and after the Execution Date until (i) if the Closing occurs prior to January 1, 2026, the date on which Annual Report on Form 10-K for the fiscal year ended December 31, 2026 of Infinity Natural Resources, Inc. and NOG, as applicable, shall be due or (ii) if the Closing does not occur prior to January 1, 2026, the date on which Annual Report on Form 10-K for the fiscal year ended December 31, 2027 of Infinity Natural Resources, Inc. and NOG, as applicable, shall be due (the “Records Period”), in the event Buyer is required (including, for the avoidance of doubt, in the Current Report on Form 8-K to be filed in connection with the Closing and in any registration statement or proxy statement) to separately include financial information, including pro forma financial statements, associated with the Assets in documents filed with the SEC pursuant to the Securities Act or the Exchange Act, or as customarily included in offering documentation for private or public offerings of debt or equity securities, Seller agrees to use commercially reasonable efforts to make available, upon reasonable request, to Buyer and its Affiliates and their representatives any and all books, records, information and documents to the extent that such are attributable to the Assets and in Seller’s or its Affiliates’ possession or control and to which Seller and its Affiliates’ personnel have reasonable access, in each case, as reasonably required by Buyer, its Affiliates and their representatives in order to prepare such financial information, including pro forma financial statements, in connection with such filings or offerings, provided that, such activities do not unreasonably interfere with the affairs of Seller and its Affiliates and that Buyer shall be solely responsible for any costs or expenses associated therewith, including, for the avoidance of doubt, any such costs and expenses associated with the storage and maintenance of records for the foregoing purposes. During the Records Period, Seller shall use commercially reasonable efforts to cause its accountants, counsel, agents and other Third Parties to (a) cooperate with Buyer and its representatives in connection with the provision of information necessary for the preparation by Buyer of any such financial information that is required to be included in any filing or offering documentation by Buyer or its Affiliates, and (b) provide customary consents and comfort letters as Buyer may reasonably request in connection with such filing or offering documentation; provided, in each case, that Buyer shall be solely responsible for any costs or expenses associated therewith. During the Records Period, if the Closing has not occurred prior to January 1, 2026, if requested by the Buyer, the Seller shall provide to Buyer and its Affiliates no later than February 28, 2026 audited financial statements in respect of the Assets for the year ended December 31, 2025, or, if permitted by Regulation S-X Rule 3-05(e), only audited abbreviated financial statements for the year ended December 31, 2025; provided, that such information and data regarding Seller shall be of the type and in the form required by and compliant in all material respects with Regulation S-X and Regulation S-K under the Securities Act for offerings of securities on a registration statement on Form S-1 under the Securities Act. Buyer shall indemnify and hold harmless Seller, its Affiliates and their respective officers, directors, accountants, counsel, agents and other Third Parties from and against any and all liabilities, losses or damages suffered or incurred by Seller or such other parties in connection with the obligations of Seller, its Affiliates and their respective officers, directors, accountants, counsel, agents and other Third Parties under Section 5.13 and this Section 5.14 (other than with respect to any actions of Seller that constitute Fraud in the performance of their obligations under Section 5.13 and this Section 5.14 as determined by a court of competent jurisdiction in a final and non-appealable judgment and, in the event of such determination with respect to a Person, such Person being obligated to reimburse Buyer for amounts expended by Buyer in connection with the defense of such Person). Notwithstanding anything to the contrary contained in this Agreement, none of Seller’s or any of its Affiliates’ performance under this Section 5.14 shall be taken into account with respect to whether any condition to Closing set forth in Article VIII shall have been satisfied.

5.15 Buyer Financing.

(a) From the Execution Date until the Closing Date (or, if earlier, the date this Agreement is terminated pursuant to Section 11.1), Infinity shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as reasonably practicable, all things necessary to consummate the Debt Financing to fund the Funding Requirements on the Closing Date. In furtherance of and not in limitation of the foregoing, Infinity shall use commercially reasonable efforts to: (i) satisfy, or cause to be satisfied, on a timely basis (or obtain the waiver of) all conditions to Infinity obtaining the Debt Financing within its control set forth in the Debt Commitment Letter that are to be satisfied by Infinity on or prior to the Closing Date; (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms (unless otherwise acceptable to Infinity) and conditions no less favorable to Infinity and its Affiliates than those contemplated by the Debt Commitment Letter (including any related “market flex” provisions) or on other terms (not related to conditionality) that are reasonably acceptable to the Debt Financing Sources (such definitive agreements with respect to the Debt Financing, the “Debt Financing Agreements”); (iii) maintain in effect the Debt Commitment Letter through the consummation of the Closing (or, if earlier, the date this Agreement is terminated pursuant to Section 11.1), subject to any amendments, modifications, consents or waivers thereto or replacements thereof permitted by this Agreement; and (iv) in the event that all conditions precedent to the funding of the Debt Financing in the Debt Commitment Letter have been satisfied or waived (or upon funding will be satisfied), consummate the Debt Financing at or prior to the time the Closing is required to occur pursuant to Section 10.1 (to the extent necessary to fund Infinity’s Buyer Pro Rata Share of the Adjusted Purchase Price and other amounts due by Infinity at the Closing).

(b) Infinity shall promptly notify Seller in writing (A) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in a material breach or default) by any party to the Debt Commitment Letter or other Debt Financing Agreement of which Infinity becomes aware, (B) if and when Infinity becomes aware that any portion of the Debt Financing contemplated by the Debt Commitment Letter may not be available for the Funding Requirements in an amount sufficient to consummate the Closing on the Closing Date, and (C) of the receipt of any written notice or other written communication from any Debt Financing Source with respect to any actual or potential material breach, default, termination or repudiation by any party to the Debt Commitment Letter; provided that, with respect to foregoing clauses (A) through (C), in no event shall Infinity be under any obligation to deliver or disclose any information that would reasonably be expected to waive the protection of attorney-client privilege or similar legal privilege or breach any duty of confidentiality. Without limiting the foregoing, Infinity shall upon reasonable request keep Seller informed on a reasonably current basis in reasonable detail of material developments concerning the Financing. If any material portion of the Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter (after taking into account “market flex” terms), Infinity shall use commercially reasonable efforts to arrange and obtain alternative financing for any such unavailable portion from the same or alternative sources (“Alternative Financing”), in an amount that is sufficient, when taken together the available portion of the Financing and other sources of funds available to Infinity and its Affiliates, to consummate the transactions contemplated by this Agreement and to pay the Funding Requirements and the provisions of this Section 5.15 shall be applicable to the Alternative Financing, and, for the purposes of Section 5.13 and this Section 5.15, all references to the Debt Financing shall be deemed to include such Alternative Financing and all references to the Debt Commitment Letter or other Debt Financing Agreements shall include the applicable corresponding documents for the Alternative Financing); provided, that in no event will Infinity be required to (x) agree to any terms that are, in the sole discretion of Infinity, less favorable in any material respect to Infinity and its Affiliates than those set forth in the Debt Commitment Letter in effect on the date hereof or (y) pay any fees, original issue discount, interest or other economics, as applicable, or agree to any prepayment premium or call protection, in each case, in excess of those contemplated by the Debt Commitment Letter. Infinity shall promptly provide a true, correct and complete copy of each Alternative Financing commitment letter and any related fee letter(s) to Seller (provided that the provisions of such fee letter(s) may be related solely to fees, economic terms and “market flex” provisions agreed to by the parties may be redacted (none of which redacted provisions could reasonably be expected to impose additional conditions or contingencies on the availability of the Financing at the Closing)). Infinity shall not permit, without the prior written consent of Seller, any material amendment or modification to be made to, or any termination, rescission or withdrawal of, or any material waiver of any provision or remedy under, the Debt Commitment Letter (including the Fee Letter), in each case, that would reasonably be expected to (x) reduce the aggregate amount of the cash proceeds of the Financing thereunder (including by changing the amount of fees to be paid or original issue discount thereof (except as set forth in any “market flex” provisions in the Fee Letter)) available to be funded on the Closing Date to an amount less than the amount required for Infinity to consummate the transactions contemplated hereby at the Closing or (y) impose any new or additional condition, or otherwise amend, modify or expand any condition, to the receipt of any portion of the Debt Financing in a manner that would reasonably be expected to (i) materially delay or prevent the Closing Date or make the funding of the Debt

Financing materially less likely to occur or (ii) adversely impact the ability of Infinity to enforce its rights against any other party to the Debt Commitment Letter; provided, that notwithstanding anything to the contrary herein, no consent from Seller or any other party hereto shall be required for (1) any amendment, restatement, amendment and restatement, replacement, supplement, or other modification of, or waiver or consent under the Debt Commitment Letter that is limited to adding lenders, lead arrangers, bookrunners, syndication agents, or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement (including in replacement of a Financing Source thereunder) or (2) implementation or exercise of any “market flex” provision.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to the provisions of this Article VI and the other terms and conditions of this Agreement, and the exceptions and matters set forth on Seller’s disclosure Schedules, each Seller jointly and severally represents and warrants for itself and as to the Assets to Buyer as of the Execution Date as follows:

6.1 Organization, Existence and Qualification.

(a) Antero Midstream is an entity duly formed and validly existing under the Laws of the State of Delaware and in good standing under the Laws of the State of Delaware. Antero Midstream has all requisite power and authority to own and, if applicable, operate the Assets it owns and/or operates and to carry on its business with respect thereto as currently conducted. Antero Midstream is duly licensed or qualified to do business as a limited liability company in all jurisdictions in which the Assets are located, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

(b) Antero Water is an entity duly formed and validly existing under the Laws of the State of Delaware and in good standing under the Laws of the State of Delaware. Antero Water has all requisite power and authority to own and, if applicable, operate the Assets it owns and/or operates and to carry on its business with respect thereto as currently conducted. Antero Water is duly licensed or qualified to do business as a limited liability company in all jurisdictions in which the Assets are located, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

(c) Antero Treatment is an entity duly formed and validly existing under the Laws of the State of Delaware and in good standing under the Laws of the State of Delaware. Antero Treatment has all requisite power and authority to own and, if applicable, operate the Assets it owns and/or operates and to carry on its business with respect thereto as currently conducted. Antero Treatment is duly licensed or qualified to do business as a limited liability company in all jurisdictions in which the Assets are located, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

6.2 Authority, Approval and Enforceability.

(a) Antero Midstream has the power and authority to enter into and perform this Agreement and all Transaction Documents to be delivered at Closing by Antero Midstream and the transactions contemplated hereby and thereby. The execution, delivery and performance by Antero Midstream of this Agreement have been, and the Transaction Documents to which Antero Midstream is a party will be at Closing, duly and validly authorized and approved by all necessary limited liability company action on the part of Antero Midstream. This Agreement is, and the Transaction Documents to which Antero Midstream is a party when executed and delivered by Antero Midstream will be, the legal, valid and binding obligation of Antero Midstream and enforceable against Antero Midstream in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and similar Laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b) Antero Water has the power and authority to enter into and perform this Agreement and all Transaction Documents to be delivered at Closing by Antero Water and the transactions contemplated hereby and thereby. The execution, delivery and performance by Antero Water of this Agreement have been, and the Transaction Documents to which Antero Water is a party will be at Closing, duly and validly authorized and approved by all necessary limited liability company action on the part of Antero Water. This Agreement is, and the Transaction Documents to which Antero Water is a party when executed and delivered by Antero Water will be, the legal, valid and binding obligation of Antero Water and enforceable against Antero Water in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and similar Laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(c) Antero Treatment has the power and authority to enter into and perform this Agreement and all Transaction Documents to be delivered at Closing by Antero Treatment and the transactions contemplated hereby and thereby. The execution, delivery and performance by Antero Treatment of this Agreement have been, and the Transaction Documents to which Antero Treatment is a party will be at Closing, duly and validly authorized and approved by all necessary limited liability company action on the part of Antero Treatment. This Agreement is, and the Transaction Documents to which Antero Treatment is a party when executed and delivered by Antero Treatment will be, the legal, valid and binding obligation of Antero Treatment and enforceable against Antero Treatment in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and similar Laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

6.3 No Conflicts. Assuming the receipt of all applicable Consents and approvals (including in connection with the HSR Act) in connection with the transactions contemplated hereby and the waiver of, or compliance with, all Preferential Rights, tag-along rights and drag-along rights applicable to the transactions contemplated hereby, the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated herein will not (a) conflict with, violate or result in a breach of any provisions of the limited liability company agreement or other governing documents of Seller, (b) result in (with or without the giving of notice, or passage of time or both) a default or the creation of any Encumbrance on the Assets or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any Right-of-Way, Applicable Contract, note, bond, mortgage, indenture, license or other material agreement to which Seller is a party or by which Seller or the Assets may be bound, or (c) violate any Law applicable to Seller or any of the Assets, except in the case of clause (c) where such default, Encumbrance, termination, cancellation, acceleration, violation or Consent would not reasonably be expected to have a Material Adverse Effect.

6.4 Consents. Except (a) as set forth in Schedule 6.4, (b) for Customary Post-Closing Consents, (c) under Contracts that are terminable upon sixty (60) days or less notice without payment of any fee, (d) for Preferential Rights, or (e) for consents or waivers required under any applicable maintenance of uniform interest provision under any joint operating agreements constituting an Applicable Contract, no Consent is applicable to this Agreement or the consummation of the transactions contemplated by this Agreement or any Transaction Documents by Seller.

6.5 Bankruptcy. There are no bankruptcy, insolvency, reorganization or receivership Proceedings pending, being contemplated by or, to Seller’s Knowledge, threatened in writing against Seller or any Affiliate thereof.

6.6 Foreign Person. Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

6.7 Litigation. Except as set forth in Schedule 6.7, as of the Execution Date, there is no material Proceeding by any Person by or before any Governmental Authority pending, or threatened in writing, (a) against Seller with respect to the Assets, (b) that challenges the validity or enforceability of the obligations of Seller under this Agreement, or (c) that seeks to prevent, delay or otherwise would reasonably be expected to materially and adversely affect the consummation by Seller of the transactions contemplated hereby.

6.8 Material Contracts.

(a) Schedule 6.8(a) sets forth a complete and accurate list of all Applicable Contracts of the type described below (excluding any Benefit Plans) as of the Execution Date (the Contracts contained on such Schedules, collectively, the “Material Contracts”):

(i) any Applicable Contract that can reasonably be expected to result in aggregate payments of more than $500,000 during the current or any subsequent fiscal year (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues) or $1,000,000 in the aggregate over the term of such Applicable Contract;

(ii) any Applicable Contract that can reasonably be expected to result in aggregate revenues of more than $500,000 during the current or any subsequent fiscal year (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues) or $1,000,000 in the aggregate over the term of such Applicable Contract;

(iii) any Applicable Contracts for the purchase and sale, exchange, gathering, treatment, processing, storage, disposal, or transportation of Hydrocarbons or produced or fresh water that (A) contains guaranteed or minimum throughput, minimum volume, acreage dedication, volume dedication or similar requirements, or (B) are not cancellable or terminable without penalty on ninety (90) days or less prior written notice;

(iv) any Applicable Contract that is an indenture, mortgage, loan, credit or similar Applicable Contract and any collateral or security agreements related thereto;

(v) any Applicable Contract that constitutes a lease under which Seller is the lessor or the lessee of real or Personal Property which lease (A) cannot be terminated by Seller without penalty upon sixty (60) days or less notice and (B) involves an annual base rental of more than $500,000;

(vi) any Applicable Contract that is a partnership, joint operating, joint development, or joint venture, and each operation and maintenance Contract or construction management Contract entered into in connection with any of the foregoing;

(vii) any Applicable Contract that includes take or pay arrangements or a firm commitment by Seller to transport or purchase volumes of Hydrocarbons or water;

(viii) any Applicable Contract that is a settlement or similar agreement with any Governmental Authority or pursuant to which there will be any material outstanding obligation with respect to the Assets after the date of this Agreement;

(ix) any Applicable Contract between Seller and any Affiliate of Seller that will (A) not be terminated on or prior to the Closing or (B) be applicable to, binding upon or otherwise burden any of the Assets or the ownership, operation, development or use of the Assets from and after the Closing;

(x) any Applicable Contract that constitutes a pipeline interconnect or facility operating agreement;

(xi) any Applicable Contract for which the primary purpose is to indemnify another Person;

(xii) any Applicable Contracts that provide for an irrevocable power of attorney that will remain in effect after Closing; and

(xiii) any Applicable Contract that (A) constitutes an existing area of mutual interest agreement, mutual interest agreements or an agreement to enter into an area of mutual interest agreement in the future, or (B) includes non-competition restrictions or non-solicitation restrictions (excluding confidentiality obligations).

(b) Except as set forth in Schedule 6.8(b), (i) each Material Contract is in full force and effect and constitutes a legal, valid and binding obligation of Seller that is a party to such Material Contracts and, to the Knowledge of Seller, each other party thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the rights and remedies of creditors generally, (ii) there exists no material default under any Material Contract by Seller or, to Seller’s Knowledge, by any other Person that is a party to such Material Contract, (iii) no written notice to terminate, cancel, breach, amend the terms of, renegotiate, modify, or accelerate or delay the maturity or performance of any Material Contract (in whole or in part) has been received or delivered by Seller or its Affiliates under any such Material Contract, the final resolution of which is outstanding, and (iv) no event has occurred that, with the giving of notice or the passage of time or both, would constitute a breach or default in any material respect by Seller under any Material Contract or, to the Knowledge of Seller, any other party to such Material Contract. Seller has made available to Buyer complete and accurate copies of all Material Contracts (and all amendments and modifications thereto).

6.9 No Violation of Laws. Except (x) as set forth in Schedule 6.9, (y) with respect to any representation and warranties regarding Environmental Laws or any other environmental, such matters being addressed exclusively in Section 6.13 (and, as relates to Taxes, Section 6.14), respectively, (a) Seller and its Affiliates are not and, during the three (3) year period prior to the Execution Date, have not been, in violation of any applicable Laws with respect to its ownership and operation of the Assets in any material respects, and (b) Seller and its Affiliates have not received any written notice from any Governmental Authority regarding any unresolved material violation or failure to comply with any Law or that it is under investigation by any Governmental Authority for potential material non-compliance with any applicable Laws with respect to its ownership and operation of the Assets in any material respects.

6.10 Preferential Rights. Except as set forth in Schedule 6.10, there are no (a) Preferential Rights, or (b) tag-along or drag-along rights, in each case, that are applicable to the transfer of the Assets by Seller to Buyer.

6.11 Imbalances. Except as set forth in Schedule 6.10(a), there are no Imbalances associated with the Assets as of the date set forth in Schedule 6.11.

6.12 Capital Commitments. Schedule 6.12 sets forth all written commitments to incur capital expenditures, as of the Execution Date, that (a) relate to the ownership or operation of the Assets, (b) are in excess of $500,000, net to Seller’s interest in the Assets, and (c) for which all of the activities anticipated in such commitments have not been completed by the Effective Time.

6.13 Environmental.

(a) Except as set forth in Schedule 6.13:

(i) Seller’s ownership and operation of the Assets and the Assets are, and have been for the last three (3) years, in compliance in all material respects with all applicable Environmental Laws and all Permits required under Environmental Laws;

(ii) with respect to the Assets, Seller has not entered into any agreements, consents, orders, decrees or judgments of any Governmental Authority, that are in existence as of the Execution Date, that are based on any Environmental Laws and that relate to the current or future use of any of the Assets;

(iii) Seller has not received written notice from any Person of any violation of or Liability under Environmental Laws or any release or disposal of any Hazardous Substance (for which remediation has not already been completed) concerning any land, facility, asset or property included in the Assets that would reasonably be expected to: (i)interfere with or prevent compliance by Seller with any Environmental Law or the terms of any license or permit issued pursuant thereto; or (ii) give rise to or result in any common Law or other Liability of Seller to any Person that, in the case of either clause (i) or (ii) hereof, would be material;

(iv) there has been no release, treatment, storage, handling or disposal of, exposure to, or contamination by, Hazardous Substances, in each case that has given or would reasonably be expected to give rise to material Liabilities of the Assets or Seller, with respect to the Assets, under Environmental Law; and

(v) Seller is not subject to any unpaid material fines and penalties levied by any Governmental Authority with respect to the ownership and operation of the Assets.

(b) As of the Closing Date, Seller has made available to Buyer copies of all material final environmental reports, audits and assessments in its possession and prepared in the last two (2) years by a Third Party related to the Assets.

6.14 Taxes. Except as disclosed in Schedule 6.14:

(a) all material Asset Taxes that have become due and payable have been timely and properly paid;

(b) all material Tax Returns with respect to Asset Taxes that are required to be filed have been duly and timely filed, and all such Tax Returns are true, correct and complete in all material respects;

(c) there are no Encumbrances for Taxes on the Assets, other than Permitted Encumbrances;

(d) Seller has not received any written notice of any pending claim (which remains outstanding) from any applicable Taxing Authority for assessment of Asset Taxes and no such claim has been made or threatened in writing;

(e) no audit, administrative, judicial or other proceeding with respect to Asset Taxes has been commenced or is presently pending;

(f) all Tax withholding and deposit requirements imposed by applicable Laws with respect to any of the Assets have been satisfied in all material respects;

(g) there is not currently in effect any extension or waiver of any statute of limitations in any jurisdiction regarding the assessment or collection of any Asset Taxes;

(h) all material amounts required to be remitted pursuant to any applicable escheat or unclaimed property Law with respect to the Assets have been remitted to the applicable Governmental Authority in accordance with applicable Law; and

(i) none of the Assets is subject to any tax partnership agreement or is otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

6.15 Brokers’ Fees. Seller has incurred no liability, contingent or otherwise, for broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission relating to the transactions contemplated by this Agreement for which Buyer or any Affiliate of Buyer shall have any responsibility.

6.16 Credit Support. Schedule 6.16 sets forth a complete and accurate list of all cash deposits, guarantees, letters of credit, treasury securities, surety bonds and other forms of credit assurances or credit support provided by or on behalf of Seller or its Affiliates in support of the obligations of Seller or its Affiliates to any Governmental Authority, contract counterparty or other Person, in each case, related to the ownership or operation of the Assets.

6.17 Casualty Loss and Condemnation. As of the Execution Date, there are no pending or, to Seller’s Knowledge, threatened Casualty Loss with respect to any Assets of Seller with damages estimated to exceed $500,000 in the aggregate for all such Casualty Losses, net to the interest of Seller.

6.18 Permits. As of the Execution Date, except as set forth on Schedule 6.18(a) and with respect to any representations and warranties regarding Environmental Law (such matters being addressed exclusively in Section 6.13), and with respect to Assets currently owned or operated by Seller or any of its Affiliates, Seller has, in all material respects, all permits, approvals, consents, licenses, franchises, waivers, variances, registrations, certificates, exemptions and other authorizations, consents and approvals of or from Governmental Authorities (“Permits”) as are necessary to own and operate the Assets. Except as set forth on Schedule 6.18(b), each such Permit is in full force in effect in all material respects, and Seller is in material compliance with all obligations under such Permits.

6.19 Reserved.

6.20 Specified Matters. Except as set forth on Schedule 6.20, there are no Liabilities incurred by, suffered by or owing by Seller or its Affiliates as of the Closing caused by, arising out of, or resulting from the following matters to the extent attributable to the ownership, use or operation of the Assets:

(a) except with respect to any Casualty Losses, any Third Party injury or death or damage of Third Party properties occurring on or with respect to the ownership or operation of any Assets of Seller prior to the Closing Date;

(b) any civil fines or penalties or criminal sanctions imposed on Seller, to the extent resulting from any pre-Closing violation of Law (including any Environmental Law);

(c) any transportation or disposal of Hazardous Substances from any Asset of Seller to a site that is not an Asset prior to Closing that is (or if known, would be) in material violation of applicable Environmental Law or that has given or would give rise to a material Liability under applicable Environmental Law; and

(d) the Excluded Assets.

6.21 Reserved.

6.22 Personal Property. Except as set forth on Schedule 6.22, all of the Personal Property included in the Assets of Seller, is in an operable state of repair adequate to maintain normal operations as currently operated and used by or on behalf of Seller, in each case, in all material respects, ordinary wear and tear excepted.

6.23 Regulatory Matters. None of Antero Midstream, Antero Water, or Antero Treatment LLC, in each case, (a) has operated, or provided services, using any of the Assets in a manner that subjects them, any Third Party operator of the Assets to the jurisdiction of, or regulation by, the Federal Energy Regulatory Commission (i) as a natural gas company under the Natural Gas Act of 1938, 15 U.S.C. § 717, et seq., as amended, and its implementing regulations (other than pursuant to a certificate of limited jurisdiction as described below); (ii) as a common carrier pipeline under the Interstate Commerce Act, 49 U.S.C. § 1, et seq. (1988), and its implementing regulations; or (iii) as an intrastate pipeline transporting gas in interstate commerce pursuant to the Natural Gas Policy Act of 1878, 15 U.S.C. § 3301, et seq., as amended, and the regulations promulgated thereunder; (b) holds any general or limited jurisdiction certificate of public convenience and necessity issued by the Federal Energy Regulatory Commission other than a blanket sale for resale certificate issued by operation of Law or a blanket certificate issued to permit participation in capacity release transactions; or (c) is or has been subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or local jurisdiction. There is no actual, or to the Knowledge of Antero Midstream, Antero Water, nor Antero Treatment LLC, threatened taking (whether permanent, temporary, whole or partial) of any Asset or any part of the Assets by reason of condemnation or eminent domain or the threat of condemnation or eminent domain.

6.24 Sufficiency of Assets. Other than as set forth on Schedule 6.24, and the Excluded Assets, the Assets constitute all of the assets, properties and rights, tangible or intangible, real or personal, that are reasonably necessary in connection with the ownership or, if applicable, operation of the Assets in the same manner as such operations have been historically conducted by Seller and its Affiliates in the Sales Area, in all material respects.

6.25 Reserved.

6.26 Throughput Data. Schedule 6.26 sets forth historical throughput data and information for calendar years 2024 and 2025 relating to the Gas Gathering System and the Water Facilities. Such throughput data and information, taken as a whole, is true and complete except as would not have a Material Adverse Effect.

6.27 Property.

(a) With respect to each Owned Real Property: (i) Seller has Good and Marketable Title to such Owned Real Property free and clear of all Encumbrances (except in all cases for Permitted Encumbrances); (ii) except as set forth in Schedule 6.27(a), Seller has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion such Owned Real Property in a manner that restricts Seller’s ability to own and operate the Assets consistent with past practice; and (iii) except as set forth in Schedule 6.27(a), other than the rights of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property, in each case of the foregoing clauses (i) through (iii), other than those that, individually or in the aggregate, would not be material.

(b) Except as set forth in Schedule 6.27(b), with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect with respect to Seller or its Affiliates (subject to Permitted Encumbrances) and with respect to the other parties to the Lease in accordance with its terms (subject to proper authorization and execution of such lease by the other party to such lease and the application of any bankruptcy or other creditor’s rights Laws); (ii) Seller’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed and there are no pending or, to the Knowledge of the Seller, threatened disputes with respect to such Lease; (iii) Seller is not, nor, to the Knowledge of the Seller, no other party to any Lease is in breach or default under such Lease (which breach or default remains uncured), and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; and (iv) Seller has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property in a manner that restricts Seller’s ability to own and operate the Assets consistent with past practice, in each case of the foregoing clauses (i) through (iv), other than those that, individually or in the aggregate, would not be material.

(c) Except as set forth on Schedule 6.27(c), Seller has such Rights-of-Way and Permits as are sufficient to conduct the ownership and operation of the Assets in all material respects as it is currently conducted in the ordinary course. Except as would not reasonably be expected to be material in the aggregate to Seller’s operations conducted with respect to the Assets as conducted in the ordinary course prior to the Execution Date, (i) each Right-of-Way is legal, valid, binding, enforceable and in full force and effect with respect to Seller (subject to Permitted Encumbrances) and with respect to the other parties to the Right-of-Way in accordance with its terms (subject to the application of any bankruptcy or other creditor’s rights Laws); (ii) there are no pending or, to the Knowledge of the Seller, threatened, disputes with respect to any Right-of-Way; and (iii) Seller is not nor, to the Knowledge of the Seller, is any other party to any Right-of-Way in breach or default under such Right-of-Way, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Right-of-Way. Except as set forth on Schedule 6.27(c), all pipelines owned or operated by Seller in connection with the Assets are located on or are subject to valid Rights-of-Way or are located on Owned Real Property or Leased Real Property, and there are no gaps in the Rights-of-Way, Owned Real Property and Leased Real Property, other than gaps, that would not reasonably be expected to be material in the aggregate to Seller’s operations conducted with respect to the Assets as conducted in the ordinary course prior to the Execution Date.

(d) Except as set forth on Schedule 6.27(d), (i) Seller has Good and Marketable Title to all of the Assets, free and clear of all Encumbrances, other than Permitted Encumbrances, and (ii) the Assets have been maintained, and currently are, in good repair, working order and operating condition and adequate for present use, ordinary wear and tear, in each case of the foregoing clauses (i) and (ii), except as would not be material.

(e) Seller has made available to the Buyer true, correct and complete copies of all (i) deeds, Leases, and other documents and instruments that vest title or other rights in Seller to the Owned Real Property and Leased Real Property and (ii) Rights-of-Way and other documents and instruments that vest title or other rights in Seller to the Rights-of-Way, in each case, that are material.

(f) There does not exist any pending or, to the Knowledge of the Seller, threatened, condemnation or eminent domain proceedings that affect any of the Owned Real Property or Leased Real Property.

6.28 Absence of Changes. Except as set forth on Schedule 6.28, since the Effective Time, no Material Adverse Effect as occurred.

6.29 Employee Benefit Plans.

(a) Schedule 6.29(a) sets forth a complete and correct list of all material Benefit Plans.

(b) Each Benefit Plan has been established, funded, maintained, operated and administered, in all material respects, in accordance with its terms and in compliance with all applicable requirements of ERISA, the Code and any other applicable Laws. There are no pending or, to the Seller’s Knowledge, threatened actions, suits, litigation, audits, investigations or claims (other than routine claims for benefits) relating to any Benefit Plan involving a Business Employee. Each Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service with respect to its form, or may rely upon a favorable opinion letter from the Internal Revenue Service, and no event has occurred and no condition exists that could be reasonably likely to adversely affect the qualification of such Benefit Plan.

(c) No Benefit Plan is, and the Sellers have no Liability or obligation relating to the Assets or Business Employees with respect to any: (i) employee benefit plan that is or was (during the six year period preceding the date of this Agreement) subject to Title IV of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA, or (iii) plan, agreement or arrangement providing for post-termination or post-retirement health or welfare benefits to any Person other than as required under Section 4980B of the Code or any similar applicable state Law. None of the Assets are subject to a lien arising under ERISA, and the business related to the Assets does not have any Liability or obligation as a consequence of at any relevant time being considered a single employer under Section 414 of the Code with any other Person.

(d) No payment or benefit that could be made with respect to any Business Employee who is a “disqualified individual” (as defined under Section 280G of the Code) could constitute an “excess parachute payment” within the meaning of Section 280G of the Code or result in the imposition of an excise Tax under Section 4999 of the Code.

6.30 Labor and Employment Matters.

(a) Schedule 6.30(a) sets forth a complete and accurate list of the (i) name and (ii) job title of each Business Employee. Seller has made available to Buyer a true, correct and complete list that contains, for each Business Employee: (i) position to which such employee reports (e.g., Lease Operator III reports to Production Superintendent); (ii) primary work location; (iii) base annualized salary or hourly wage rate (as applicable); (iv) exempt or non-exempt status; (v) active or inactive status (and as applicable, anticipated return date); (vi) full-time or part-time status; (vii) visa status (as applicable); (viii) date of hire; and (ix) designation as field or non-field employee.

(b) The Seller, with respect to the Assets, is neither party to, nor bound by, any Labor Agreement; there are no Labor Agreements that pertain to any of the Business Employees with respect to their employment with Seller, and none are currently being negotiated; and no Business Employees are represented by any labor union, labor organization, works council, employee representative or group of employees with respect to their employment with the Seller. To Seller’s Knowledge, in the past three (3) years, there have been no labor organizing activities with respect to any current or former Business Employees with respect to their employment with the Seller. In the past three (3) years, there has been no actual or, to Seller’s Knowledge, threatened unfair labor practice charges, material labor grievances, material labor arbitrations, strikes, lockouts, material work stoppages or slowdowns, picketing, hand billing or other material labor disputes against the Seller or affecting the Assets.

(c) With respect to the Assets and current and former Business Employees, the Seller is, and for the last three (3) years has been, in compliance, in all material respects, with all applicable Laws respecting labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification and treatment of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employment discrimination, harassment, retaliation, restrictive covenants, pay transparency, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), workers’ compensation, labor relations, employee leave issues, employee trainings and notices, affirmative action, child labor, automated employment decision tools and other artificial intelligence and unemployment insurance.

(d) Except as would not result in material Liability for the Assets: (i) the Seller has fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees and other compensation that have come due and payable to current or former Business Employees and independent contractors of the Seller under applicable Laws, Contract or the Seller’s policy; and (ii) each individual who is providing or within the past three (3) years has provided services with respect to the Assets and is or was classified and treated as an independent contractor, consultant, leased employee or other non-employee service provider, is and has been properly classified and treated as such for all applicable purposes.

6.31 Affiliate Arrangements. Except as set forth on Schedule 6.31, there are no Affiliate Arrangements relating to the Assets or the ownership, operation, development or use of the Assets that, in each case, will (a) not be terminated on or prior to the Closing, and (b) be applicable to, binding upon or otherwise burden any of the Assets or the ownership, operation, development or use of the Assets from and after the Closing.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF BUYER

Each of Infinity and NOG represents and warrants to Seller, on a several, and not joint and several basis, as of the Execution Date as follows:

7.1 Organization, Existence and Qualification. Such Buyer is a limited liability company or corporation, as applicable, duly formed and validly existing under the Laws of the jurisdiction of its formation and such Buyer has all requisite power and authority to own and operate its property and to carry on its business as now conducted. Such Buyer is duly licensed or qualified to do business as a foreign limited liability company or corporation, as applicable, in all jurisdictions in which it carries on business or owns assets and such qualification is required by Law except where the failure to be so qualified would not reasonably be expected to have a material adverse effect upon the ability of such Buyer to consummate the transactions contemplated by this Agreement. Such Buyer is duly licensed or qualified to do business in Ohio.

7.2 Authority, Approval and Enforceability. Such Buyer has full power and authority to enter into and perform this Agreement and the Transaction Documents to which it is a party and the transactions contemplated herein and therein. The execution, delivery and performance by such Buyer of this Agreement have been duly and validly authorized and approved by all necessary limited liability company or corporate, as applicable, action on the part of such Buyer. This Agreement is, and the Transaction Documents to which such Buyer is a party when executed and delivered by such Buyer will be, the valid and binding obligation of such Buyer and enforceable against such Buyer in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and similar Laws, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

7.3 No Conflicts. Assuming receipt of all consents and approvals from Third Parties (including in connection with the HSR Act) in connection with the transactions contemplated by this Agreement, the execution, delivery and performance by such Buyer of this Agreement and the consummation of the transactions contemplated herein will not (a) conflict with, violate or result in a breach of any provisions of the organizational or other governing documents of such Buyer, (b) result in (with or without the giving of notice, or passage of time or both) a default or the creation of any Encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license or other material agreement to which such Buyer is a party or by which such Buyer or any of its property may be bound or (c) violate any Law applicable to such Buyer or any of its property, except in the case of clauses (b) and (c) where such default, Encumbrance, termination, cancellation, acceleration or violation would not have a material adverse effect upon the ability of such Buyer to consummate the transactions contemplated by this Agreement or perform its obligations hereunder.

7.4 Consents. Except for compliance with the HSR Act, if applicable, there are no consents or other restrictions on assignment, including requirements for consents from Third Parties to any assignment (in each case) that such Buyer is required to obtain in connection with the transfer of the Assets from Seller to such Buyer or the consummation of the transactions contemplated by this Agreement by such Buyer.

7.5 Bankruptcy. There are no bankruptcy, insolvency, reorganization or receivership proceedings pending, being contemplated by or, to such Buyer’s Knowledge, threatened in writing against such Buyer or any Affiliate thereof.

7.6 Litigation. There is no suit, action or litigation by any Person by or before any Governmental Authority, and no arbitration proceedings, (in each case) pending, or to such Buyer’s Knowledge, threatened in writing, against such Buyer, that would have a material adverse effect upon the ability of such Buyer to consummate the transactions contemplated by this Agreement or perform its obligations hereunder.

7.7 Financing.

(a) Such Buyer (i) has, as of the Execution Date, sufficient cash on hand to enable such Buyer to fund the respective Buyer Pro Rata Share of Deposit on the Execution Date and (ii) has, or will have as of the Closing Date, sufficient cash, available lines of credit or other sources of immediately available funds (in Dollars) (which may include, for the avoidance of doubt, proceeds of the Debt Financing and Other Sources) for the satisfaction of all of such Buyer’s respective Buyer Pro Rata Share of obligations under this Agreement, including (A) paying the Purchase Price at Closing and (B) paying all fees and expenses of such Buyer and its Affiliates (and to the extent such Buyer is responsible therefor under this Agreement, any other Person) related to the transactions contemplated by this Agreement (collectively, the “Funding Requirements”). Such Buyer acknowledges and agrees that the obligations of Buyer under this Agreement are not in any way contingent upon or otherwise subject to Buyer’s consummation of any financing arrangement or obtaining any financing or the availability, grant, provision or extension of any financing (in each case, including the Debt Financing and any Alternative Financing) to Buyer.

(b) As of the Execution Date, Infinity has received and delivered to Seller an executed debt commitment letter, dated as of the date hereof (including all exhibits, schedules and annexes thereto collectively, the “Debt Commitment Letter”) and all fee letters associated therewith (as amended, supplemented, extended, replaced or otherwise modified from time to time in accordance with the terms hereof, collectively, the “Fee Letter”) (provided that provisions in the Fee Letter related to fees, economic terms and “market flex” terms may be redacted in customary fashion (none of which redacted provisions could reasonably be expected to impose additional conditions or contingencies on the availability of the Debt Financing at the Closing)), pursuant to which the Debt Financing Sources party thereto have committed, subject to the terms and conditions set forth therein, to provide to Infinity the amount of debt financing set forth therein to fund the Funding Requirements. Infinity has fully paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before the date hereof. As of the Execution Date, the Debt Commitment Letter is a legal, valid and binding obligation of Infinity, and to the knowledge of Infinity, each other party thereto, and is in full force and effect, enforceable against Infinity and, to the knowledge of Infinity, the other parties thereto, in each case, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general application from time to time in effect that affect creditors’ rights generally and (ii) general principles of equity, and has not been amended, modified, withdrawn, terminated or rescinded in any respect, and no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach thereunder on the part of Infinity, or to the knowledge of the Infinity, any other party thereto. As of the Execution Date, no amendment or modification to, or withdrawal, termination or rescission of, the Debt Commitment Letter is currently contemplated by Infinity or any of its Affiliates or, to the knowledge of Infinity, any Debt Financing Source, and the commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect. As of the Execution Date, there are no side letters or other agreements to which Infinity is party related to the funding of the Debt Financing other than as expressly set forth in the Debt Commitment Letter and the Fee Letter that would impose any new conditions or expand the existing conditions to the Debt Financing Sources’ provision of the Financing at the Closing or that would otherwise materially and adversely affect or delay the availability of the Financing at the Closing. The funding of the full amount of the Debt Financing contemplated by the Debt Commitment Letter is not subject to any conditions or other contingencies other than as set forth expressly therein.

7.8 Regulatory. Such Buyer is qualified to own and, with respect to Infinity or its applicable Affiliate which shall operate the Assets following Closing, as of the Closing Date, assume operatorship of oil, gas and mineral leases in all jurisdictions where the Assets are located, and the consummation of the transactions contemplated by this Agreement will not cause such Buyer to be disqualified as such an owner or, with respect to Infinity or its applicable Affiliate, operator. To the extent required by any applicable Laws, (a) Infinity or its applicable Affiliate, shall, as of the Closing Date, hold all lease bonds, letters of credit, guarantees or any other surety instruments as may be required by, and in accordance with, all applicable Laws governing the ownership and operation of the Assets and (b) such Buyer shall, as of the Closing Date, have filed any and all required reports necessary for such ownership and, with respect to Infinity or its applicable Affiliate, operation with all Governmental Authorities having jurisdiction over such ownership and operation.

7.9 Independent Evaluation. Buyer is sophisticated in the evaluation, purchase, ownership and operation of oil and gas properties and related facilities. In making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has (a) relied on the representations and warranties of Seller set forth in Article VI and (b) relied on its own independent investigation and evaluation of the Assets and the advice of its own legal, Tax, economic, environmental and engineering advisors and not on any comments, statements, projections or other material made or given by any representative, consultant or advisor of Seller. Buyer acknowledges and affirms that on or prior to Closing assuming Seller’s compliance with the terms of this Agreement, Buyer will have completed its independent investigation, verification, analysis, and evaluation of the Assets and made all such reviews and inspections of the Assets as it has deemed necessary or appropriate to consummate the transaction contemplated hereunder; provided, however, that no such investigation, verification, analysis or evaluation (or absence thereof) shall reduce, modify, release or waive any of Seller’s obligations or Liabilities hereunder or under any of the other Transaction Documents. BUYER UNDERSTANDS AND ACKNOWLEDGES THAT NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER GOVERNMENTAL AUTHORITY HAS PASSED UPON THE ASSETS OR MADE ANY FINDING OR DETERMINATION AS TO THE FAIRNESS OF AN INVESTMENT IN THE ASSETS OR THE ACCURACY OR ADEQUACY OF THE DISCLOSURES MADE TO BUYER, AND, EXCEPT AS SET FORTH IN ARTICLE Article XI, BUYER IS NOT ENTITLED TO CANCEL, TERMINATE OR REVOKE THIS AGREEMENT, WHETHER DUE TO THE INABILITY OF BUYER TO OBTAIN FINANCING OR PAY THE PURCHASE PRICE, OR OTHERWISE.

7.10 Brokers’ Fees. Such Buyer has incurred no liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Seller or Seller’s Affiliates shall have any responsibility.

7.11 Accredited Investor. Such Buyer is an “accredited investor,” as such term is defined in Regulation D of the Securities Act and will acquire the Assets for its own account and not with a view to a sale or distribution thereof in violation of the Securities Act any applicable state blue sky Laws or any other applicable securities Laws.

7.12 Due Diligence. Without limiting or impairing any representation, warranty, covenant or agreement of Seller contained in this Agreement and the documents to be delivered by Seller at Closing, Buyer’s rights under the R&W Insurance Policy, without limiting the generality of the foregoing, as of the Closing Date, and assuming Seller’s compliance with the terms of this Agreement, Buyer and its representatives have: (a) been permitted reasonable access to all materials relating to the Assets; (b) been afforded the opportunity to ask questions of Seller (or Seller’s representatives) concerning the Assets; (c) been afforded the opportunity to investigate the condition of the Assets; and (d) had the opportunity to take such other actions and make such other independent investigations as Buyer deems necessary to evaluate the Assets and understand the merits and risks of an investment therein and to verify the truth, accuracy and completeness of the materials, documents and other information provided or made available to Buyer (whether by Seller or otherwise). WITHOUT LIMITATION OF BUYER’S RIGHTS UNDER THE R&W INSURANCE POLICY AND ABSENT FRAUD, BUYER WAIVES ANY CLAIMS ARISING OUT OF ANY MATERIALS, DOCUMENTS OR OTHER INFORMATION PROVIDED OR MADE AVAILABLE TO BUYER OR ANY OF BUYER’S REPRESENTATIVES (WHETHER BY SELLER OR OTHERWISE), WHETHER UNDER THIS AGREEMENT, AT COMMON LAW, BY STATUTE OR OTHERWISE.

7.13 Business Use, Bargaining Position. Buyer is purchasing the Assets for commercial or business use. Buyer is not in a significantly disparate bargaining position with Seller. BUYER FURTHER RECOGNIZES THAT SELLER, IN DETERMINING TO PROCEED WITH ENTERING INTO THIS AGREEMENT, HAS EXPRESSLY RELIED ON THE PROVISIONS OF THIS ARTICLE VII.

ARTICLE VIII

BUYER’S CONDITIONS TO CLOSING

The obligations of Buyer to consummate the transactions provided for herein are subject, at the option of Buyer, to the fulfillment by Seller or waiver by Buyer, on or prior to Closing, of each of the following conditions:

8.1 Representations. (a) Each of the Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date) and (b) each of the other representations and warranties of Seller set forth in Article VI (other than the Fundamental Representations) shall be true and correct in all respects on and as of the Closing Date, with the same force and without giving effect to any qualifiers as to materiality, Material Adverse Effect or material adverse effect as though such representations and warranties had been made or given on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except, with respect to clause (b), for those breaches, if any, of such representations and warranties that in the aggregate would not have a Material Adverse Effect.

8.2 Performance. Seller shall have performed or complied, in all material respects with all obligations, agreements and covenants contained in this Agreement as to which performance or compliance by Seller is required prior to or at the Closing Date.

8.3 No Legal Proceedings. (a) No suit, action or other proceeding by any Third Party shall be pending before any Governmental Authority (i) seeking to restrain, prohibit, enjoin or declare illegal, or (ii) seeking substantial damages in connection with, in each case, the transactions contemplated by this Agreement, and (b) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction, judgment or other order shall have been enacted, entered, promulgated, enforced or issued by any Governmental Authority preventing or attempting to prevent the consummation of the transactions contemplated by this Agreement.

8.4 Closing Certificate. Seller shall have executed and delivered to Buyer an officer’s certificate, dated as of the Closing Date and substantially in the form of Exhibit M (the “Seller Closing Certificate”), certifying that the conditions set forth in Section 8.1 and Section 8.2 have been fulfilled and, if applicable, any exceptions to such conditions that have been waived by Buyer.

8.5 Closing Deliverables. Seller shall be ready, willing and able to deliver to Buyer at the Closing the documents and items required to be delivered by Seller under Section 10.3.

8.6 HSR Act. If applicable, all waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated.

8.7 Concurrent PSA. The “Closing” as defined in the Concurrent PSA shall occur simultaneously with the Closing hereunder.

ARTICLE IX

SELLER’S CONDITIONS TO CLOSING

The obligations of Seller to consummate the transactions provided for herein are subject, at the option of Seller, to the fulfillment by Buyer or waiver by Seller on or prior to Closing of each of the following conditions:

9.1 Representations. Each of the representations and warranties of Buyer set forth in Article VII shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date).

9.2 Performance. Buyer shall have performed or complied with, in all material respects, all obligations, agreements and covenants contained in this Agreement as to which performance or compliance by Buyer is required prior to or at the Closing Date.

9.3 No Legal Proceedings. (a) No suit, action or other proceeding by any Third Party shall be pending before any Governmental Authority (i) seeking to restrain, prohibit, enjoin or declare illegal, or (ii) seeking substantial damages in connection with, in each case, the transactions contemplated by this Agreement, and (b) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction, judgment or other order shall have been enacted, entered, promulgated, enforced or issued by any Governmental Authority preventing or attempting to prevent the consummation of the transactions contemplated by this Agreement.

9.4 Closing Certificate. Buyer shall have executed and delivered to Seller an officer’s certificate, dated as of the Closing Date and substantially in the form of Exhibit N (the “Buyer Closing Certificate”), certifying that the conditions set forth in Section 9.1 and Section 9.2 have been fulfilled (and, if applicable, any exceptions to such conditions that have been waived by Seller).

9.5 Closing Deliverables. Buyer shall be ready, willing and able to deliver to Seller at the Closing the documents and items required to be delivered by Buyer under Section 10.3.

9.6 HSR Act. If applicable, all waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated.

9.7 Concurrent PSA. The “Closing” as defined in the Concurrent PSA shall occur simultaneously with the Closing hereunder.

ARTICLE X

CLOSING

10.1 Date of Closing. Subject to the conditions set forth in this Agreement, the sale by Seller and the purchase by Buyer of the Assets pursuant to this Agreement (the “Closing”) shall occur on 11:00a.m. (Eastern Time) on February 23, 2026 (the “Scheduled Closing Date”), or such other date as Buyer and Seller may agree upon in writing; provided that if the conditions to Closing in Article VIII and Article IX have not yet been satisfied or waived by the Scheduled Closing Date, then Closing shall occur five (5) Business Days after such conditions have been satisfied or waived, but in no event later than the Outside Date. The date Closing actually occurs shall be the “Closing Date”.

10.2 Place of Closing. Closing shall be held at the office of Vinson & Elkins LLP in Houston, Texas, or by such other means as agreed to in writing by the Parties.

10.3 Failure to Close. If the conditions to Closing under Article VIII with respect to Buyer and under Article IX with respect to Seller, as applicable, have been satisfied or waived on or before the Outside Date, and such Party fails to close, such Party failing to close shall be deemed to be in Willful Breach of the obligations it has undertaken hereunder to perform at Closing and shall be subject to the provisions of Article XI below.

10.4 Closing Obligations. At Closing, the following documents shall be delivered and the following events shall occur, the execution of each document and the occurrence of each event being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:

(a) Seller and Buyer shall execute, acknowledge and deliver the Assignment and Deed in sufficient counterparts to facilitate recording in the applicable counties where the Assets are located.

(b) Seller and Buyer shall execute and deliver the Preliminary Settlement Statement.

(c) Seller shall deliver evidence reasonably satisfactory to Buyer that the Transferred Vehicles have been released from Seller’s lease contract and transferred to Infinity, subject only to the occurrence of Closing.

(d) Seller and Buyer shall deliver an executed counterpart of a joint written instruction directing the Escrow Agent to release to Seller an amount equal to the Deposit (plus and interest).

(e) Seller shall deliver a duly completed and executed IRS Form W-9 of each Seller (or, if such Seller is treated as an entity disregarded as separate from its regarded tax owner for U.S. federal income tax purposes, the Person that is treated as its regarded tax owner for such purpose with such Seller’s name listed on line 2).

(f) Infinity and NOG shall each deliver to Seller, to the account designated in the Preliminary Settlement Statement, by direct bank or wire transfer in same day funds, such Buyer’s respective Buyer Pro Rata Share of the (i) Adjusted Purchase Price; minus (ii) the Deposit.

(g) Seller and Buyer shall execute and deliver all forms and applications prepared by Buyer and reasonably acceptable to Seller, required or permitted by Law or any applicable Governmental Authorities designating Buyer or Infinity (or its designee), as applicable, as owner and/or operator of record, as applicable, with respect to the Assets, including all items required by R.C. 1509.31.

(h) Buyer shall furnish evidence that the requirements to own and/or operate the Assets, including bonds, letters of credit, guarantees and other surety instruments set forth on Schedule 5.2, from any Governmental Authority having jurisdiction, or as required by any Applicable Contract, have been satisfied.

(i) Seller shall deliver the executed Seller Closing Certificate.

(j) Buyer shall deliver the executed Buyer Closing Certificate.

(k) Seller and Buyer shall deliver an executed counterpart of the Transition Services Agreement.

(l) Seller shall deliver applicable release documents (including draft UCC-3 statements) in form and substance reasonably satisfactory to Buyer (including authorizations from the applicable secured party, lienholder or mortgagee for Buyer or its designee to file or record any and all such releases and terminations) necessary to evidence the release and termination of any Encumbrance burdening the Assets arising under any Debt Instruments in sufficient counterparts for recordation in each of the counties in which the Assets are located or other applicable jurisdiction, in each case and for the avoidance of doubt, excluding all Permitted Encumbrances (the “Lien Releases”).

(m) Seller and Buyer shall execute and deliver any other agreements, instruments and documents which are required by other terms of this Agreement to be executed and/or delivered at Closing.

10.5 Records. In addition to the obligations set forth under Section 10.4 above, but notwithstanding anything herein to the contrary, no later than ninety (90) days following the Closing Date, at Buyer’s sole cost and expense, Seller shall make available to Buyer the copies of the Records for pickup from Seller’s offices during normal business hours.

10.6 Recording. As soon as practicable after Closing, Buyer, at its sole cost, shall record the Assignment and Deed in the appropriate counties and provide Seller with copies of the recorded Assignment.

10.7 Post-Closing Obligations.

(a) Buyer, at its sole cost, shall no later than thirty (30) days after Closing, do the following, provided that Seller agrees to reasonably cooperate with Buyer at Buyer’s sole cost and expense (x) in its performance of the following and (y) with the preparation of all documents and applications required in the following:

(i) file for approval with any Governmental Authorities having jurisdiction (including state, federal, tribal, and local) the transfer documents required to effectuate the transfer of the Assets;

(ii) execute, acknowledge (if necessary) and exchange, as applicable, any applications necessary to transfer to Buyer any transferable Permits to which the Assets are subject and that Seller has agreed to transfer under this Agreement;

(iii) without limiting any of Seller’s remedies under this Agreement for such matters that are required to be completed by Buyer at or prior to Closing hereunder, file all appropriate forms, declarations and bonds, letters of credit, guarantees or other surety instruments (or other authorized forms of security) with all applicable Governmental Authorities and third parties relative to Buyer’s assumption of operations or the transfer of the Assets;

(iv) prepare and execute (and deliver to Seller for execution as applicable) and deliver to applicable Governmental Authorities appropriate change of operator notices and third-party ballots required under applicable operating agreements;

(v) if applicable, send notices to vendors supplying goods and services for the Assets and to the operator of such Assets of the assignment of such Assets to Buyer; and

(vi) actively pursue all other consents and approvals that may be required in connection with the assignment of the Assets to Buyer and the assumption of the Liabilities assumed by Buyer hereunder, that, in each case, shall not have been obtained prior to Closing. Buyer obligates itself to take any and all action required by any Governmental Authority in order to obtain such unconditional approval, including the posting of any and all bonds, letters of credit, guarantees or other surety instruments that may be required in excess of its existing lease, pipeline or area-wide bond.

(b) To the extent necessary, the Parties shall revise the information included on any applicable exhibit to the Assignment to comply with the recording requirements of the applicable county or to correct manifest errors.

(c) Each Party agrees to provide the other Party with approved copies of the documents contemplated by this Section 10.7, as soon as they are available.

(d) As promptly as practicable, but in any case within sixty (60) days after the Closing Date, Buyer shall eliminate the names Antero, Antero Resources, Antero Midstream LLC, Antero Resources Corporation, Antero Water LLC, Antero Treatment LLC and any variants thereof from the Assets acquired pursuant to this Agreement and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.

ARTICLE XI

TERMINATION; DEFAULT AND REMEDIES

11.1 Right of Termination. This Agreement and the transactions contemplated herein may be terminated at any time prior to Closing:

(a) by the mutual written agreement of the Parties;

(b) by delivery of written notice from Buyer to Seller if any of the conditions set forth in Article VIII (other than the conditions set forth in Section 8.3 or Section 8.6) have not been satisfied by Seller (or waived by Buyer) on or before the Outside Date;

(c) by delivery of written notice from Seller to Buyer if any of the conditions set forth in Article IX (other than the conditions set forth in Section 9.3 or Section 9.6) have not been satisfied by Buyer (or waived by Seller) on or before the Outside Date;

(d) by either Party delivering written notice to the other Party if any of the conditions set forth in Section 8.3, Section 8.6, Section 9.3 or Section 9.6 are not satisfied or waived by the applicable Party on or before the Outside Date;

(e) by either Party, at any time at and after the Scheduled Closing Date, if (i) the conditions set forth in Article VIII and Article IX (other than those conditions that by their terms are to be satisfied at Closing) have been satisfied or waived in accordance with this Agreement, (ii) such Party has indicated in writing to the other Party that (A) the conditions set forth in Article VIII or Article IX, as applicable, have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and (B) such Party stands, and will stand (through the period specified below in clause (iii) below) it is ready, willing and able to consummate the Closing, and (iii) the other Party shall have failed to consummate the Closing by the close of business on the third (3rd) Business Day following the other Party’s receipt of such written notification; and

(f) by delivery of written notice from Seller to Buyer if Buyer fails to fund the Deposit in accordance with Section 3.2.

provided, however, that no Party shall have the right to terminate this Agreement pursuant to clauses (b), (c), or (e) above if such Party or its Affiliates are at such time in material breach of any provision of this Agreement.

11.2 Effect of Termination. If this Agreement is terminated pursuant to any provision of Section 11.1, then, except as provided in this Section 11.2 (and except for the provisions of Article IV, Section 13.10, this Article XI, and Article XV and such defined terms in Section 1.1 necessary to give context to the surviving provisions, all of which shall survive and continue in full force and effect in accordance with the applicable statute of limitations), this Agreement shall forthwith become void and of no further force or effect and the Parties shall have no liability or obligation hereunder.

(a) If Seller has the right to terminate this Agreement pursuant to Section 11.1(c) because of a Willful Breach by Buyer of this Agreement, or pursuant to Section 11.1(e), Seller shall be entitled to, as its sole and exclusive remedy, terminate this Agreement pursuant to Section 11.1 and receive the Deposit, and any interest thereon, as liquidated damages, and not as a penalty, for such termination, free and clear of any claims thereon by Buyer. Within two (2) Business Days of Seller’s election to terminate, the Parties shall execute and deliver (or cause to be delivered) to the Escrow Agent a joint instruction letter directing the Escrow Agent to release to Seller the Deposit, and any interest thereon, free and clear of any claims by Buyer under this Agreement or otherwise. Following such termination, Seller shall be free to enjoy immediately all rights of ownership of the Assets and to sell, transfer, encumber, or otherwise dispose of the Assets to any Person without any restriction under this Agreement. The Parties acknowledge and agree that Seller’s actual Liabilities for Buyer’s material breach of this Agreement would be difficult or impossible to ascertain with reasonable certainty and agree that the Deposit would be a good faith estimate of the actual damages reasonably expected to result from such termination. The remedies provided in this Section 11.2(a) shall be Seller’s sole and exclusive remedy if Seller elects to terminate pursuant to Section 11.1(c) or Section 11.1(e) or for any other breach of this Agreement by Buyer (other than those provisions that are expressly provided in Section 11.2 to survive termination) in the event the Closing does not occur (and Seller for itself and for its Affiliates hereby expressly waives any other remedy and damages of any kind against Buyer or its Affiliates at law or equity).

(b) If Buyer has the right to terminate this Agreement pursuant to Section 11.1(b) because of a Willful Breach by Seller of this Agreement, or Section 11.1(e) above, Buyer shall be entitled to, as its sole and exclusive remedy, (i) terminate this Agreement pursuant to Section 11.1 and receive the Deposit and seek to recover from Seller reimbursement all out of pocket expenditures actually paid by Buyer to third parties, excluding any hedging fees or losses incurred by Buyer, up to but not exceeding the amount of the Deposit, or (ii) in lieu of termination of this Agreement, seek the specific performance of Seller hereunder without posting any bond or the necessity of proving the inadequacy as a remedy of monetary damages. If Buyer is entitled to the return of the Deposit pursuant to this Section 11.2(b), then (1) within two (2) Business Days of Buyer’s election in clause (i), the Parties shall execute and deliver (or cause to be delivered) to the Escrow Agent a joint instruction letter directing the Escrow Agent to release the Deposit, and any interest thereon, to Infinity and NOG in accordance with their respective Buyer Pro Rata Shares, free and clear of any claim thereto by Seller under this Agreement or otherwise and (2) Seller shall be free to enjoy immediately all rights of ownership of the Assets and to sell, transfer, encumber, or otherwise dispose of the Assets to any Person without any restriction under this Agreement.

(c) If this Agreement is terminated for any reason other than as set forth in Section 11.2(a) or Section 11.2(b), then the Parties shall have no liability or obligation hereunder as a result of such termination (other than with respect to those provisions that are expressly provided in this Section 11.2 to survive termination), and within five (5) Business Days of the date this Agreement is terminated, the Parties shall execute and deliver (or cause to be delivered) to the Escrow Agent a joint instruction letter directing the Escrow Agent to release the Deposit and any interest thereon to Infinity and NOG in accordance with their respective Buyer Pro Rata Shares, free and clear of any claim thereto by Seller under this Agreement or otherwise.

(d) Subject to the foregoing, upon the termination of this Agreement neither Party shall have any other liability or obligation hereunder and following any termination of this Agreement, Seller shall be free to all the rights and benefits associated with the ownership of the Assets, including the right to sell the Assets at Seller’s discretion, without any claim by Buyer with respect thereto.

(e) The Parties each acknowledge and agree that if Buyer elects its right to seek specific performance, injunctive relief or other equitable remedies pursuant to Section 11.2(b), as applicable (1) no adequate remedy at law would exist for Buyer and damages would be difficult to determine therefor, (2) Buyer is entitled to specific performance, injunctive relief and other equitable remedies of, from or against Seller to enforce the performance by Seller of its obligations under this Agreement to consummate the transactions contemplated by this Agreement (and proceed with the Closing), and the Parties hereby consent and agree to such specific performance, injunctive relief, and other equitable remedies without the necessity of proving the inadequacy of money damages as a remedy and (3) Seller shall not oppose the granting of such specific performance, injunctive relief and other equitable remedies with respect to Buyer’s rights thereto under Section 11.2(b), to specifically enforce the performance by Seller of its obligations under this Agreement to consummate the transactions contemplated by this Agreement (and proceed with the Closing).

11.3 Return of Documentation and Confidentiality. In addition to any obligations under the Confidentiality Agreement, upon termination of this Agreement, Buyer shall promptly return or destroy (and provide written certification of such return or destruction) to Seller all title, engineering, environmental assessments and/or reports, maps, documents and other information furnished by Seller to Buyer and Buyer shall not retain any copies, extracts or other reproductions in whole or in part of such documents and information. An officer of Buyer shall certify Buyer’s compliance with this Section 11.3 to Seller in writing.

ARTICLE XII

[RESERVED]

ARTICLE XIII

ASSUMPTION; INDEMNIFICATION; SURVIVAL

13.1 Assumption by Buyer. Without limiting Buyer’s rights with respect the R&W Insurance Policy, and for Seller’s Fraud, from and after the Closing, (x) Infinity assumes and hereby agrees to, fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid and discharged) any and all Liabilities, damages and obligations, whether known or unknown, arising from, based upon, related to, or associated with the Infinity Assets (collectively, the “Infinity Assumed Obligations”), and (y) NOG assumes and hereby agrees to, fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid and discharged) any and all Liabilities, damages and obligations, whether known or unknown, arising from, based upon, related to, or associated with the NOG Assets (collectively, the “NOG Assumed Obligations” and, together with the Infinity Assumed Obligations, the “Assumed Obligations”), in each case of clauses (x) and (y), whether attributable to any period prior to, at, or after the Effective Time and excluding, for the avoidance of doubt, any Liabilities or obligations relating to any Benefit Plans, including any and all Liabilities and obligations: (a) attributable to or resulting from the use, maintenance, ownership, or operation of the Assets, regardless whether arising before, at or after the Effective Time; (b) imposed by any Laws or Governmental Authority relating to the Assets; (c) for remediation, decommissioning and surface restoration of the Assets; (d) attributable to or resulting from the lack of title to the Assets; (e) attributable to the Imbalances; (f) to furnish makeup gas and/or settle Imbalances according to the terms of applicable gas sales, processing, gathering or transportation Applicable Contracts included in the Assets; (g) without limiting Buyer’s rights with respect to the R&W Insurance Policy, attributable to or resulting from all violations of Environmental Laws and other environmental matters relating to the Assets (including the ownership or operation thereof); (h) related to the conveyance of the Assets to Buyer at Closing (including arising from the conveyance thereof without Consent or in violation of a Preferential Right or any maintenance of uniform interest provision); (i) attributable to or resulting from Asset Taxes; (j) attributable to the Permits, Rights-of-Way and the Applicable Contracts; (k) to properly abandon any and all pipelines on the Assets; (l) to dismantle or decommission and remove any Personal Property and other property of whatever kind located on the Assets related to or associated with operations and activities conducted by whomever on the Assets; (m) to perform all obligations applicable to or imposed on the grantee, owner, or operator under the Applicable Contracts, or as required by Laws; (n) related to the Transferred Employees to the extent first arising after the Closing (excluding, for the avoidance of doubt, relating to any Benefit Plan); and (o) for any assessment, removal, transportation and disposal of Hazardous Substances, asbestos, NORM, Hydrocarbons, produced water, and other materials and substances and associated activities; provided that the Assumed Obligations shall not include, and Buyer does not assume any obligations or Liabilities of Seller relating to any Benefits Plans or any other benefit or compensation plan, program, policy, agreement or arrangement at any time sponsored, maintained, contributed to or required to be contributed to by Seller or any of its Affiliates or otherwise with respect to which Seller or its Affiliates has any Liability or obligation. Buyer acknowledges that: (A) the Assets have been used in connection with the transportation of Hydrocarbons; (B) spills of wastes, Hydrocarbons, produced water, Hazardous Substances and other materials and substances may have occurred in the past or in connection with the Assets; (C) there is a possibility that there are currently unknown, abandoned wells, plugged wells, pipelines and other equipment on or underneath the property underlying the Assets; (D) it is the intent of the Parties that all liability associated with the above matters as well as any responsibility and liability to decommission such Assets shall be passed to Buyer whether arising prior to, at, or after the Effective Time, and that Buyer shall assume all responsibility and liability for such matters and all claims and demands related thereto; (E) the Assets may contain asbestos, Hazardous Substances or NORM; (F) NORM may affix or attach itself to the inside of wells, materials and equipment as scale or in other forms; (G) wells, materials and equipment located on the Assets may contain NORM; and (H) special procedures may be required for remediating, removing, transporting and disposing of asbestos, NORM, Hazardous Substances and other materials from the Assets. From and after the Closing, but without limiting Buyer’s rights with respect to the R&W Insurance Policy effective as of the Effective Time, Buyer shall assume, with respect to the Assets, all responsibility and liability for any assessment, remediation, removal, transportation, and disposal of these materials and associated activities.

13.2 Indemnities of Buyer. Effective as of Closing, Buyer and its successors and assigns shall assume, be responsible for, shall pay on a current basis and hereby defend, indemnify, hold harmless and forever release Seller and its Affiliates, and all of its and their respective equity holders, partners, members, directors, officers, managers, employees, agents and representatives (collectively, “Seller Indemnified Parties”) as follows:

(a) Infinity shall indemnify, defend, and hold harmless the Seller Indemnified Parties from and against any and all Liabilities arising from, based upon, related to or associated with any breach by Infinity of any of its representations or warranties contained in Article VII or in the Buyer Closing Certificate;

(b) NOG shall indemnify, defend, and hold harmless the Seller Indemnified Parties from and against any and all Liabilities arising from, based upon, related to or associated with any breach by NOG of any of its representations or warranties contained in Article VII or in the Buyer Closing Certificate;

(c) Infinity and NOG shall, severally and not jointly and severally, each defend, and hold harmless the Seller Indemnified Parties from and against the applicable Buyer Pro Rata Share of any and all Liabilities arising from, based upon, related to or associated with:

(i) any breach by such Buyer of any of its covenants or agreements under this Agreement or any Transaction Documents to be delivered by Buyer at Closing;

(ii) any of the Assumed Obligations.

13.3 [reserved].

13.4 Express Negligence. THE DEFENSE, INDEMNIFICATION, HOLD HARMLESS AND RELEASE PROVISIONS AND THE ASSUMPTION OF THE ASSUMED OBLIGATIONS PROVISIONS (IN EACH CASE) PROVIDED FOR IN THIS AGREEMENT SHALL BE APPLICABLE WHETHER OR NOT THE LIABILITIES, LOSSES, COSTS,

EXPENSES AND DAMAGES IN QUESTION AROSE OR RESULTED SOLELY OR IN PART FROM THE GROSS, SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY ANY INDEMNIFIED PARTY. BUYER AND SELLER ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.

13.5 Exclusive Remedy. Notwithstanding anything to the contrary contained in this Agreement, from and after Closing, except in the case of Fraud, Section 4.1 and Section 13.3, the Buyer Indemnified Parties’ sole and exclusive remedy against any Seller Indemnified Parties with respect to the negotiation, performance and consummation of the transactions contemplated hereunder and the sale of the Assets, any breach of the representations, warranties, covenants and agreements of any Seller Indemnified Parties contained herein, the affirmations of such representations, warranties, covenants and agreements contained in the Seller Closing Certificate or contained in any other Transaction Document delivered hereunder by or on behalf of any Seller Indemnified Parties are the rights to indemnity from Seller set forth in Section 13.3 and the right to proceeds of the R&W Insurance Policy. Notwithstanding any other provision to the contrary, with respect to any liability for Fraud that is covered and collectible (in whole or in part) under the R&W Insurance Policy, Buyer shall, and shall instruct each Buyer Indemnified Party to, submit such claim for coverage under the R&W Insurance Policy and use good faith, reasonable efforts in order to pursue such claim under the R&W Insurance Policy. Upon Closing, subject to Buyer’s rights to indemnity from Seller set forth in Section 13.3 and Buyer’s rights to proceeds of the R&W Insurance Policy, Buyer irrevocably waives, releases, remises and forever discharges, and shall cause each Buyer Indemnified Party to irrevocably waive, release, remise and forever discharge, the Seller Indemnified Parties from any and all Liabilities, suits, legal or administrative proceedings, claims, demands, Liabilities, costs, obligations, liabilities, interest, charges or causes of action whatsoever, in law or in equity, known or unknown, which any Buyer Indemnified Party might now or subsequently may have, based on, relating to or arising out of the negotiation, performance and consummation of this Agreement or the other Transaction Documents or the transactions contemplated hereunder or thereunder, or any Seller Indemnified Parties’ ownership, use or operation of the Assets, or the condition, quality, status or nature of the Assets, INCLUDING ANY AND ALL CLAIMS RELATED TO ENVIRONMENTAL MATTERS OR VIOLATIONS OF ENVIRONMENTAL LAWS, INCLUDING RIGHTS TO CONTRIBUTION UNDER CERCLA OR ANY OTHER ENVIRONMENTAL LAW, BREACHES OF STATUTORY AND IMPLIED WARRANTIES, NUISANCE OR OTHER TORT ACTIONS, RIGHTS TO PUNITIVE DAMAGES, COMMON LAW RIGHTS OF CONTRIBUTION, ANY RIGHTS UNDER INSURANCE POLICIES ISSUED TO OR UNDERWRITTEN BY OR FOR ANY BUYER INDEMNIFIED PARTY, AND ANY RIGHTS UNDER AGREEMENTS AMONG ANY SELLER INDEMNIFIED PARTIES, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER GROSS, SOLE, JOINT, ACTIVE, PASSIVE, COMPARATIVE, OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY RELEASED PERSON, INVITEES OR THIRD PARTIES EXCLUDING, HOWEVER, ANY LIABILITIES TO THE EXTENT RESULTING FROM FRAUD.

13.6 Indemnification Procedures. All claims for indemnification under this Agreement shall be asserted and resolved as follows:

(a) For purposes of this Agreement, the term “Indemnifying Party” when used in connection with particular Liabilities shall mean the Party or Parties having an obligation to indemnify another Party or Parties with respect to such Liabilities pursuant to such sections, and the term “Indemnified Party” when used in connection with particular Liabilities shall mean the Party or Parties having the right to be indemnified with respect to such Liabilities by another Party or Parties pursuant to such sections.

(b) To make a claim for indemnification under this Agreement, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 13.6, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a Third Party against the Indemnified Party (a “Claim”), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual Knowledge of the Claim and shall enclose a copy of all papers (if any) served with respect to the Claim; provided, however, the failure of any Indemnified Party to give notice of a Claim as provided in this Section 13.6 shall not relieve the Indemnifying Party of its indemnification obligations under this Agreement, except to the extent (and then only to the extent) such failure materially prejudices the Indemnifying Party’s ability to defend against the claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or obligation under this Agreement, the Claim Notice shall specify the representation, warranty, covenant or obligation under this Agreement that was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its obligation to defend the Indemnified Party against such Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such thirty (30) day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability to defend the Indemnified Party, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim. Subject to the terms herein, the Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof unless the compromise or settlement includes the payment of any amount by, the performance of any obligation by or the limitation of any right or benefit of the Indemnified Party, in which event such settlement or compromise shall not be effective without the written consent of the Indemnified Party, which shall not be unreasonably withheld or delayed. If requested by the Indemnifying Party, the Indemnified Party agrees to reasonably cooperate in contesting any Claim that the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, at its own expense, any defense or settlement of any Claim controlled by the Indemnifying Party pursuant to this Section 13.6. An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Claim or consent to the entry of any judgment with respect thereto that does not include an unconditional written release of the Indemnified Party from all liability in respect of such Claim or (ii) settle any Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of monetary Liabilities covered by the indemnity and solely the responsibility of the Indemnifying Party).

(e) If the Indemnifying Party does not admit its liability to defend the Indemnified Party (which it will be deemed to have so done if it fails to timely respond) or admits such liability but fails to diligently defend or settle the Claim, then the Indemnified Party shall have the right to defend against the Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit such liability and assume the defense of the claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted such liability for a Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement, and the Indemnifying Party shall have ten (10) days following receipt of such notice to (i) admit in writing such liability for the Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement. In the event such liability is not so admitted, the Indemnified Party shall proceed with the proposed settlement and pursue such Claim for indemnity through the Indemnifying Party.

(f) In the case of a claim for indemnification not based upon a Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to (i) cure the Liabilities complained of, (ii) admit its liability for such Liabilities or (iii) dispute the claim for such Liabilities. If the Indemnifying Party does not notify the Indemnified Party within such thirty (30) day period that it has cured the Liabilities or that it admits the claim for such Liabilities, then the Indemnifying Party shall be deemed to be disputing the claim for such Liabilities.

13.7 Survival.

(a) Subject to and without limiting any of Buyer’s rights under the R&W Insurance Policy, the survival periods for the various representations, warranties, covenants and agreements contained in this Agreement shall be as follows:

(i) the covenants and other agreements of Seller set forth in this Agreement to be performed on or before Closing shall expire at Closing;

(ii) the covenants and other agreements of Seller set forth in this Agreement to be performed after Closing shall survive until fully performed;

(iii) all representations and warranties of Seller (including the corresponding representations and warranties given in a certificate delivered by an officer of Seller pursuant to Section 8.4) shall terminate and expire at Closing;

(iv) all representations, warranties, covenants and agreements of Buyer shall survive Closing indefinitely; and

(v) all other indemnities and all other provisions of this Agreement shall survive the Closing without time limit except as may otherwise be expressly provided in this Agreement.

13.8 Waiver of Right to Rescission. Seller and Buyer acknowledge that following the Closing, the payment of money as limited by the terms of this Agreement and the rights to the proceeds of the R&W Insurance Policy, shall be adequate compensation for breach of any representation, warranty, covenant or agreement contained in this Agreement or for any other claim arising in connection with or with respect to the transactions contemplated hereunder. As the payment of money shall be adequate compensation, following Closing, Seller and Buyer waive any right to rescind this Agreement or any of the transactions contemplated hereunder.

13.9 Insurance. The amount of any Liabilities for which an Indemnified Party is entitled to indemnity under this Article XII shall be reduced by the amount of insurance or indemnification proceeds realized by the Indemnified Party or its Affiliates with respect to such Liabilities (net of any collection costs and applicable deductibles, and excluding the proceeds of any insurance policy issued or underwritten, or indemnity granted, by or for the Indemnified Party or its Affiliates).

13.10 Non-Compensatory Damages. NONE OF THE BUYER INDEMNIFIED PARTIES NOR SELLER INDEMNIFIED PARTIES SHALL BE ENTITLED TO RECOVER FROM SELLER OR BUYER, OR THEIR RESPECTIVE AFFILIATES, ANY PUNITIVE OR EXEMPLARY DAMAGES ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, EXCEPT TO THE EXTENT ANY SUCH PARTY SUFFERS SUCH DAMAGES (INCLUDING COSTS OF DEFENSE AND REASONABLE ATTORNEY’S FEES INCURRED IN CONNECTION WITH DEFENDING OF SUCH DAMAGES) TO A THIRD PARTY, WHICH DAMAGES (INCLUDING COSTS OF DEFENSE AND REASONABLE ATTORNEY’S FEES INCURRED IN CONNECTION WITH DEFENDING AGAINST SUCH DAMAGES) SHALL NOT BE EXCLUDED BY THIS PROVISION AS TO RECOVERY HEREUNDER. SUBJECT TO THE PRECEDING SENTENCE, BUYER, ON BEHALF OF EACH OF THE BUYER INDEMNIFIED PARTIES, AND SELLER, ON BEHALF OF EACH OF THE SELLER INDEMNIFIED PARTIES, WAIVE ANY RIGHT TO RECOVER ANY PUNITIVE OR EXEMPLARY DAMAGES, ARISING IN CONNECTION WITH OR WITH RESPECT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

13.11 Disclaimer of Application of Anti-Indemnity Statutes. Seller and Buyer acknowledge and agree that the provisions of any anti-indemnity statute relating to oilfield services and associated activities shall not be applicable to this Agreement or the transactions contemplated herein.

ARTICLE XIV

EMPLOYEES

14.1 Employee Matters.

(a) Beginning on the date of the execution of this Agreement, Seller shall make available to Buyer each of the Business Employees who are field-level employees who exclusively provide services to the Assets in Ohio to discuss potential employment with Buyer or an Affiliate of Buyer. Buyer or its Affiliate may, in Buyer’s sole discretion, extend offers of employment to any such Business Employees no less than twelve (12) days prior to the Closing. Such Business

Employees shall have ten (10) days to accept or reject such offers of employment. Offers of employment extended by Buyer or its Affiliate to the Business Employees shall include terms and conditions that contain: (A) annual base salaries or hourly wage rates (as applicable) that are substantially comparable to the annual base salaries or hourly wage rates, as applicable, provided to Buyer’s or its Affiliate’s similarly situated employees; (B) target annual cash incentive compensation opportunities (excluding any long-term incentive or equity or equity-based opportunities) that are substantially comparable to those provided to Buyer’s or its Affiliate’s similarly situated employees (subject to the same exclusions); (C) severance benefits that are substantially comparable to those severance benefits provided to Buyer’s or its Affiliate’s similarly situated employees and (D) all other employee benefits (excluding any equity or equity-based, long-term incentive compensation, defined benefit pension, nonqualified deferred compensation, severance, retention, incentive, change in control, transaction or post-employment or retiree welfare benefits (such benefits, the “Excluded Benefits”)) that are substantially comparable in the aggregate to the employee benefits (other than Excluded Benefits) provided to Buyer’s or its Affiliate’s similarly situated employees. Each such offer of employment shall be subject to and contingent upon the Closing and the satisfaction of Buyer’s or its applicable Affiliate’s applicable lawful pre-employment screening process, and shall be for employment beginning on the Closing Date. The Business Employees who accept such employment offers and commence employment with Buyer or its applicable Affiliate on or after the Closing Date pursuant to such offers shall be referred to herein as the “Transferred Employees”. Seller shall, or shall cause its Affiliate to, accept the resignation of and separate from employment each Transferred Employee effective as of immediately prior to the Closing Date. Seller and its Affiliates shall be solely responsible for the provision of compensation and benefits to, and all other Liabilities and obligation with respect to, any Business Employee who does not receive or accept offer of employment from Buyer or its Affiliate (or otherwise does not become a Transferred Employee). For a period of twelve (12) months following the Closing Date (or, if earlier, the termination date of an applicable Transferred Employee’s employment), Buyer shall, or shall cause an Affiliate of Buyer to, provide the Transferred Employees with the compensation and benefits described in this Section 14.1(a). Notwithstanding the preceding provisions, with respect to any Business Employee who, as of the Closing, is on short-term disability, long-term disability or workers’ compensation leave (or is otherwise receiving, eligible to receive or in an exclusion or elimination period to become eligible to receive such benefits) (any such Business Employee, an “Inactive Business Employee”), Seller and its Affiliates shall retain the employment of any such Inactive Business Employee, and be solely responsible for the provision of compensation and benefits to and all other Liabilities with respect to any such Inactive Business Employee, unless and until such Inactive Business Employee is able to return to active employment within 90 days of the Closing Date, at which time Buyer or its Affiliates may, but shall not be obligated, to make offers of employment to such Inactive Business Employees. For the avoidance of doubt, no Inactive Business Employee shall constitute a Transferred Employee unless and until they commence active employment with Buyer or its Affiliates. Seller agrees that, notwithstanding the terms of any noncompetition, nonsolicitation, noninterference, nondisclosure, nondisparagement, or similar restrictive covenant obligation owed by any Transferred Employee to Seller or any of its Affiliates, such Transferred Employee shall be permitted to provide services to Buyer and its Affiliates following the Closing Date, and Seller and any of its Affiliates will not seek to enforce the terms of any such restrictive covenant following the Closing Date with respect to Buyer or its Affiliates.

(b) The Benefit Plans providing group health and welfare benefits to the Transferred Employees shall continue providing such benefits to the Transferred Employees through the end of the month in which the Closing Date Occurs. Buyer shall, or shall cause its Affiliates to, maintain group health and welfare benefit plans, programs and policies, including a group health plan, in which Transferred Employees and their respective spouses, dependents or other beneficiaries will be eligible to participate effective as of the first of the month following the month in which the Closing Date occurs (collectively, the “Buyer Welfare Benefit Plans”). Buyer shall use commercially reasonable efforts to cause each Transferred Employee (and eligible dependents thereof) to be immediately eligible to participate, without any waiting period, in any all such Buyer Welfare Benefit Plans on the Closing Date such that there is no gap in coverage. For the plan year in which the Closing Date occurs, and with respect to each Transferred Employee (and eligible dependents thereof), Buyer shall, and shall cause its Affiliates to, use commercially reasonable efforts to: (i) waive any pre-existing condition exclusion, actively-at-work requirement, evidence of insurability, waiting period, pre-certification, ongoing treatment, or similar condition, limitation or requirement under all Buyer Welfare Benefit Plans that are group health plans, to the extent such limitations or requirements were satisfied or waived with respect to such Transferred Employee under the analogous Benefit Plan immediately prior to the Closing Date, and (ii) provide full credit under all Buyer Welfare Plans that provide health benefits for any co-payments, deductibles, out-of-pocket maximums, and similar payments made or incurred under a Benefit Plan by such Transferred Employee (or covered dependent thereof) prior to the Closing Date.

(c) Buyer shall, and shall cause its Affiliates to recognize and credit all service of the Transferred Employees with Seller or its Affiliates, and any predecessor employer to the extent the applicable Transferred Employee was performing a substantially similar job function with such predecessor employee, as applicable, as if such service were with Buyer or its Affiliate, in addition to service earned with the Buyer and its Affiliates on or after the Closing Date, for purposes of eligibility to participate, vesting and calculation of vacation, paid time off and severance benefits (provided that service crediting with respect to vacation and paid time off shall be capped at 9 years of service) under any employee benefit plan, program or arrangement of the Buyer or any of its Affiliates (excluding, except with respect to severance benefits, any such plan, program or arrangement providing Excluded Benefits) for the benefit of the Transferred Employees on or after the Closing Date (collectively, the “Buyer Benefit Plans”); provided, however, that (i) such service shall not be recognized to the extent that (A) such recognition would result in a duplication of benefits or compensation for the same period of service, or (B) such service was not recognized under the corresponding Benefit Plan, and (ii) Buyer and its Affiliates shall not be required to recognize such service for benefit accrual purposes under any Buyer Benefit Plan that is a defined benefit pension plan or for any purpose for any Excluded Benefits other than severance benefits.

(d) Seller shall, with such Transferred Employee’s final paycheck, pay, or cause to be paid, to each Transferred Employee an amount equal to the value of such Transferred Employee’s accrued but unused vacation, paid time off, or similar entitlement under Seller’s or its Affiliates’ applicable policies as of the Closing Date (the “Vacation Payout”).

(e) The Buyer shall, and shall cause one or more of its Affiliates to, assume, and be responsible for, all Liabilities with respect to employment and related matters with respect to all Transferred Employees that are payable from and after the Closing, with respect to such Liabilities first arising after the Closing, excluding Liabilities in respect of Benefit Plans, except as specifically provided in this Article XIV. Except as otherwise expressly provided in this Article XIV, the Seller and its Affiliates shall retain (i) all Liabilities and other obligations with respect to, the Benefit Plans and any other benefit or compensation plan, program, policy, agreement or arrangement at any time sponsored, maintained, contributed to or required to be contributed to by Sellers or any of their Affiliates, including for complying with the requirements of Section 4980B of the Code with respect to any “M&A qualified beneficiary” as that term is defined in Treasury Regulation Section 54.4980B-9, and (ii) all Liabilities with respect to all current and former employees, candidates for employment, directors, managers, officers, independent contractors or other individual service providers of the Seller or its Affiliates (including any Business Employees) other than Liabilities with respect to the Transferred Employees first arising after the Closing.

(f) Effective no later than the Closing Date, the Sellers and their Affiliates shall have taken all actions necessary to cause all Transferred Employees to be one hundred percent vested in their account balances under any Benefit Plan intended to be qualified under Section 401(a) of the Code, and to have made to any such Benefit Plan all employer contributions that would have been made with respect to the Transferred Employees had the transactions contemplated by this Agreement not occurred, regardless of any service or end of year employment requirements, but prorated for the portion of the plan year that ends on the Closing Date.

(g) To the extent permitted by applicable Law, Seller shall provide such information and records (or copies of such records) that Buyer or its Affiliate may (i) reasonably require to perform its covenants under this Section 14.1 or (ii) be required to obtain under applicable Law as a successor employer of Transferred Employees. This Section 14.1 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement, and nothing in this Section 14.1, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 14.1. Nothing contained herein, express or implied, shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement. The Parties acknowledge and agree that the terms set forth in this Section 14.1 shall not create any right of any employee or any other Person to any continued employment with Seller, Buyer or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.

(h) With respect to Transferred Vehicles listed on Exhibit E that have been assigned as of the Execution Date to a Business Employee (as described on Exhibit E) that is a Transferred Employee, the Parties shall use their respective commercially reasonable efforts (prior to and, if requested by Buyer, for a reasonable period of time after the Closing) to cause such Transferred Vehicles to be transferred to Buyer or its Affiliate, effective as of the Closing; provided, however, that neither Party shall be obligated to incur any material liability or obligation (other than any Transfer Taxes) in connection therewith.

(i) The Parties agree that, with respect to the annual cash incentive plans set forth on Schedule 6.29(a) (the “Annual Bonus Plans”), each Transferred Employee who participates in an Annual Bonus Plan (each, a “Bonus Plan Participant”) and who remains employed with the Seller or its applicable Affiliate through the Closing Date shall be provided an annual cash incentive award for calendar year 2025 (collectively, the “2025 Bonuses”), with a schedule of such 2025 Bonuses to be provided to Buyer by Seller at Closing. In all cases, (i) Seller or its Affiliates shall bear the Liability for the portion of the 2025 Bonuses tied to actual corporate performance from January 1, 2025 through June 30, 2025 (“Tranche 1”), and (ii) Buyer or its Affiliates shall bear the Liability for the portion of the 2025 Bonuses tied to actual corporate performance from July 1, 2025 through December 31, 2025 (“Tranche 2”). If Seller or its Affiliates have provided the 2025 Bonuses to the Bonus Plan Participants prior to the Closing Date, then the amounts due under Tranche 2 of the 2025 Bonuses shall increase the Purchase Price on a dollar-for-dollar basis (including the cost of any payroll taxes paid by Seller or its Affiliates with respect to Tranche 2). In contrast, if Seller or its Affiliates have not provided the 2025 Bonuses to the Bonus Plan Participants prior to the Closing Date, then Buyer or its applicable Affiliate shall provide the 2025 Bonuses to the Bonus Plan Participants no later than 60 days following Closing, with the amounts due under Tranche 1 of the 2025 Bonuses reducing the Purchase Price on a dollar-for-dollar basis (including the cost of any payroll taxes paid by Buyer or its Affiliates with respect to Tranche 1). For the avoidance of doubt, in no event shall payment of any amounts under the Annual Bonus Plans pursuant to this Section 14.1(i) result in the duplication of payments to any Bonus Plan Participant under any other incentive, severance or other similar arrangement.

ARTICLE XV

MISCELLANEOUS

15.1 Exhibits and Schedules. All of the Exhibits and Schedules referred to in this Agreement are incorporated into this Agreement by reference and constitute a part of this Agreement for all purposes. Seller or Buyer and their respective counsel have received a complete set of Exhibits and Schedules prior to and as of the execution of this Agreement.

15.2 Expenses.

(a) Except as otherwise specifically provided in this Agreement, all fees, costs and expenses incurred by Seller or Buyer or their respective Affiliates in connection with the preparation, negotiation, execution and performance of this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the Person incurring the same, including, legal and accounting fees, costs and expenses.

(b) All required documentary, filing and recording fees and expenses in connection with the filing and recording of the assignments (including the Assignment and Deed), conveyances or other instruments required to convey title to the Assets to Buyer shall be borne by Buyer.

15.3 Taxes.

(a) Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, any sales, use, transfer, registration, documentary, stamp, or similar Taxes imposed on or payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne by Buyer. The Party primarily responsible under applicable Law for the filing of any Tax Return in respect of Transfer Taxes shall prepare and timely file any such Tax Returns, and promptly provide a copy of such Tax Returns to the non-preparing Party and pay such Transfer Taxes; provided that if Seller is primarily responsible under applicable Law for the payment of such Transfer Taxes, Buyer shall promptly reimburse Seller for such Transfer Taxes within five (5) days of request from Seller. Seller and Buyer shall, and shall cause their respective Affiliates to, cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes (including with respect to any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, to the extent applicable).

(b) Asset Tax Allocation.

(i) Solely for purposes of (x) determining the adjustments to Purchase Price pursuant to Section 3.3, Section 3.4 and Section 3.5 and (y) the application of the last sentence of Section 15.3(b)(iii), (A) Seller shall be allocated all Asset Taxes attributable to (1) any Tax period ending prior to the Effective Time and (2) the portion of any Straddle Period ending immediately prior to the Effective Time and (B) Buyer shall be allocated all Asset Taxes attributable to (1) any Tax period beginning on or after the Effective Time and (2) the portion of any Straddle Period beginning at the Effective Time.

(ii) Solely for purposes of determining the allocations described in Section 15.3(b)(i), (A) Asset Taxes that are attributable to the severance or production of Hydrocarbons (other than, for the avoidance of doubt, Asset Taxes that are ad valorem, property, and similar Asset Taxes imposed on a periodic basis) shall be allocated to the period in which the severance or production giving rise to such Asset Taxes occurred, (B) Asset Taxes that are based upon or related to sales or receipts or imposed on a transactional basis (other than such Asset Taxes described in clause (A) above or that are ad valorem, property and similar Asset Taxes imposed on a periodic basis) shall be allocated to the period in which the transaction giving rise to such Asset Taxes occurred, and (C) Asset Taxes that are ad valorem, property or similar Asset Taxes imposed on a periodic basis pertaining to a Straddle Period shall be allocated between the portion of such Straddle Period ending immediately prior to the Effective Time and the portion of such Straddle Period beginning at the Effective Time by prorating each such Asset Tax based on the number of days in the applicable Straddle Period that occur before the date on which the Effective Time occurs, on the one hand, and the number of days in such Straddle Period that occur on or after the date on which the Effective Time occurs, on the other hand.

(iii) To the extent the actual amount of an Asset Tax is not known at the time an adjustment is to be made with respect to such Asset Tax pursuant to Section 3.3, Section 3.4 or Section 3.5, as applicable, the Parties shall utilize the most recent information available in estimating the amount of such Asset Tax for purposes of such adjustment. Until the Cut-Off Date, to the extent the actual amount of an Asset Tax (or the amount thereof paid or economically borne by a Party) is ultimately determined to be different than the amount (if any) that was taken into account in the Final Settlement Statement as finally determined pursuant to Section 3.4 or Section 3.5, as applicable, timely payments will be made from one Party to the other to the extent necessary to cause each Party to bear the amount of such Asset Tax that is allocable to such Party under this Section 15.3(b); provided, that, notwithstanding anything to the contrary in this Agreement, no Party shall be required to make any payment to any other Party or any of its Affiliates under this sentence after the Cut-Off Date.

(c) Tax Returns.

(i) Excluding any Tax Returns and Asset Taxes required to be filed and/or paid by a Third Party operator, Seller shall prepare and timely file any Tax Return with respect to Asset Taxes required to be filed on or before the Closing Date (a “Pre-Closing Tax Return”) and shall pay any Asset Taxes shown due and owing on such Pre-Closing Tax Return. Seller shall prepare all such Pre-Closing Tax Returns in a manner consistent with past practice except as otherwise required by applicable Law.

(ii) After the Closing Date, subject to the provisions of the Transition Services Agreement and excluding any Tax Returns and Asset Taxes required to be filed and/or paid by a Third Party operator, Buyer shall be responsible for paying any Asset Taxes for any (A) Tax period that ends before the Effective Time or (B) Straddle Period, in each case, that become due and payable after the Closing Date and shall file with the appropriate Governmental Authority any and all Tax Returns required to be filed after the Closing Date with respect to such Asset Taxes. With respect to each such Tax Return that is required to be filed on or prior to the Cut-Off Date, Buyer shall submit each such Tax Return to Seller for its review and comment reasonably in advance of the due date therefor and timely file any such Tax Return, incorporating any comments received from Seller prior to the due date therefor.

(iii) The Parties acknowledge and agree that this Section 15.3(c) is intended to solely address the timing and manner in which certain Tax Returns and Asset Taxes shown thereon are paid to the applicable Governmental Authority, and nothing in this Section 15.3(c) shall be interpreted as altering the manner in which Asset Taxes are allocated pursuant to Section 15.3(b) in applying Section 3.3, Section 3.4, Section 3.5 and the last sentence of Section 15.3(b)(iii) (except for any penalties, interest or additions to Tax imposed as a result of a failure by a Party to timely file Tax Returns pursuant to this Section 15.3(c) and timely pay or cause to be paid all Asset Taxes shown thereon, which such penalties, interest, or additions to Tax, if any, shall be allocated to such Party in applying Section 3.3, Section 3.4, Section 3.5 and the last sentence of Section 15.3(b)(iii)).

(d) Treatment of Certain Payments. Any payments made to any Party pursuant to Article XII or this Article XV shall constitute an adjustment of the Purchase Price for Tax purposes and shall be treated as such by Buyer and Seller on their Tax Returns to the extent permitted by applicable Law.

(e) Cooperation. The Parties shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of any Tax Returns, the making of any election relating to the Assets and any audit, litigation or other proceeding, in each case, relating to any Tax with respect to the Assets. Seller and Buyer agree to retain all books and Records with respect to Tax matters pertinent to the Assets for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the respective taxable periods and to abide by all record retention agreements entered into with any Governmental Authority. Such cooperation shall include the retention and (upon request) provision of records and information which are relevant to any such Tax Return or audit, litigation or other proceeding and making employees and representatives available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(f) Tax Refunds. Seller shall be entitled to, without duplication any and all refunds of Asset Taxes economically borne by Seller that are received on or prior to the Cut-Off Date. If Buyer or its Affiliate receives a refund of Asset Taxes to which Seller is entitled pursuant to this Section 15.3(f), Buyer shall promptly pay over to Seller the amount of such refund, net of any costs or expenses incurred by Buyer in procuring such refund.

(g) Tax Contests. If, after the Closing Date and prior to the Cut-Off Date, any Party receives notice of an audit or administrative or judicial proceeding with respect to any Asset Tax or Tax Return with respect to Asset Taxes related to (a) any taxable period ending prior to the Effective Time or (b) a Straddle Period (a “Tax Contest”), such Party shall notify the other Party within ten (10) days of receipt of such notice. Buyer shall control any such Tax Contest; provided that, until the Cut-Off Date, Buyer shall (I) keep Seller reasonably informed of the progress of such Tax Contest, (II) allow Seller (or Seller’s counsel) to participate (at its own expense) in such Tax Contest, including in meetings with the applicable Governmental Authority, and (III) not settle, compromise and/or concede any portion of any such Tax Contest without Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned, or delayed.

15.4 Assignment. Subject to Section 15.15, neither this Agreement, nor any rights, obligations, liabilities, covenants, duties or responsibilities hereunder, may be assigned by any Party, in whole or in part, without the prior written consent of the other Party, which consent may be withheld for any reason. Any assignment in violation of the foregoing shall be deemed void ab initio. In the event the Parties consent to any such assignment, such assignment shall not relieve the assigning Party of any obligations and responsibilities hereunder; provided, that Buyer may assign all or a portion of this Agreement to one or more Affiliates without Seller’s consent and a Buyer shall have the right to direct Seller to convey all or a portion of the Assets to one or more Affiliates pursuant to the Instruments of Conveyance without Seller’s consent, provided, further, that such assigning Buyer and any such permitted Affiliate transferee shall remain jointly and severally liable for any and all of such Buyer’s obligations under this Agreement. Subject to the preceding sentence, this Agreement shall apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties. Notwithstanding the foregoing, no consent shall be required for any assignment pursuant to Section 15.15. Any assignment or other transfer by a Buyer or its successors and assigns of any of the Assets shall not relieve such Buyer or its successors or assigns of any of their obligations (including indemnity obligations) hereunder, as to the Assets so assigned or transferred.

15.5 Preparation of Agreement. Seller, Buyer and their respective counsel had substantial input and participated in the drafting and preparation of this Agreement and has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transactions contemplated by this Agreement. In the event of any ambiguity in this Agreement, no consideration shall be given or presumption shall arise based on the identity of the draftsman of this Agreement or any particular provision of this Agreement.

15.6 Publicity.

(a) From and after the Execution Date, neither Party shall (and shall direct its Affiliates and Representatives not to) make or issue any press release or other public announcements concerning this Agreement (or otherwise disclosing the terms of this Agreement) or the transactions contemplated by this Agreement without the prior consent of the other Party, which consent shall not be unreasonably withheld. If either Party desires to make a public announcement, the publishing Party shall first give the non-publishing Party written notification of its desire to make such a public announcement. The written notification shall include (i) a request for consent to make the announcement, and (ii) a written draft of the text of such public announcement.

(b) Nothing in this Section 15.6 shall prohibit any Party from issuing or making a press release, public announcement or statement concerning this Agreement (or otherwise disclosing the terms of this Agreement) or the transactions contemplated by this Agreement if (i) made to Governmental Authorities or Third Parties holding any Preferential Right, rights of Consent or other similar rights of Governmental Authorities or Third Parties that are applicable to the transactions contemplated by this Agreement, in each case, as and only to the extent actually necessary to provide notices, seek waivers, amendments or termination of such rights, or seek such consent; (ii) such Party deems it necessary to do so in order to comply with any applicable Law or the rules of any stock exchange upon which the Party’s or a Party’s Affiliate’s capital stock is traded; or (iii) made to a Party’s respective Representatives who have a need to know such information and are subject to confidentiality restrictions that are no less stringent than those set forth in this Agreement or the Confidentiality Agreement; provided, however, that to the extent possible, prior written notification shall be given to the other Parties prior to any such announcement or statement.

15.7 Notices. All notices and communications required or permitted to be given hereunder shall be in writing and shall be delivered personally by hand, by electronic mail (“email”) (without notice of failed delivery to the required Party), or sent by bonded overnight courier, or mailed by U.S. Express Mail or by certified or registered United States Mail with all postage fully prepaid, addressed to Seller or Buyer, as appropriate, at the address for such Person shown below or at such other address as Seller or Buyer shall have theretofore designated by written notice delivered to the other Parties:

If to Seller:

Antero Resources Corporation

1615 Wynkoop Street

Denver, Colorado 80202

Phone: [ *********** ]

Attn: Spencer Booth

Email: [ *********** ]

With copies to (which shall not constitute notice to Seller):

Attn: General Counsel

Email: generalcounsel@anteroresources.com

and

Vinson & Elkins LLP

845 Texas Ave. Suite 4700

Houston, Texas 77002

Attention: Chris Bennett; Scott Rubinsky

Email: cbennett@velaw.com; srubinsky@velaw.com

If to Buyer:

Infinity Natural Resources, Inc.

2605 Cranberry Square

Morgantown, WV 26508

Phone: [ *********** ]

Attention: Zack Arnold

Email: [ *********** ]

Northern Oil and Gas, Inc.

4350 Baker Road, Suite 400

Minnetonka, MN 55343

Attention: Adam Dirlam; Isaac Bate; Erik Romslo

Email: [ *********** ]

With copies to (which shall not constitute notice to Buyer):

Attn: General Counsel

Email: legal@infinitynr.com

and

Kirkland & Ellis LLP

4550 Travis Street, Suite 1200

Dallas, Texas 75205

Attention: William C. Eiland II

Email: william.eiland@kirkland.com

and

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, Texas 77002

Attention: Rahul D. Vashi

Email: RVashi@gibsondunn.com

Any notice given in accordance herewith shall be deemed to have been given only when delivered to the addressee in person, or by courier, during normal business hours on a Business Day (or if delivered or transmitted after normal business hours on a Business Day or on a day other than a Business Day, then on the next Business Day), or upon actual receipt by the addressee during normal business hours on a Business Day after such notice has either been emailed (without notice of failed delivery to the required Party), delivered to an overnight courier or deposited in the United States Mail, as the case may be (or if delivered after normal business hours on a Business Day or on a day other than a Business Day, then on the next Business Day). Seller or Buyer may change the address to which such communications are to be addressed by giving written notice to the other Parties in the manner provided in this Section 15.7.

15.8 Further Cooperation. After Closing, Seller and Buyer shall (a) furnish upon request to each other such further information; (b) execute and deliver, or shall cause to be executed and delivered, from time to time such further instruments of conveyance and transfer, and (c) take such other actions as Seller or Buyer may reasonably request to carry out the intent of this Agreement and to convey and deliver the Assets to Buyer to accomplish the orderly transfer of the Assets to Buyer in the manner contemplated by this Agreement.

15.9 No Recourse. The Parties acknowledge and agree that no past, present or future director, manager, officer, employee, incorporator, member, partner, direct or indirect equity holder, agent, attorney, representative, Affiliate, service provider or financing source of any of the Parties (or any past, present or future directors, managers, officers, employees, incorporators, members, partners, equity holders, agents, attorneys, representatives, Affiliates (other than any of the Parties) or financing sources of any of the foregoing) (each, a “Non-Recourse Person”), in such capacity, shall have any liability or responsibility (in contract, tort or otherwise) for any and all suits, legal or administrative proceedings, claims, demands, damages, costs, Liabilities, interest or causes of action whatsoever, at law or in equity, known or unknown, which are arising from, based upon, related to or associated with the negotiation, performance and consummation of this Agreement or the other Transaction Documents or the transactions contemplated hereunder or thereunder, in each case. This Agreement may only be enforced against, and any dispute, controversy, matter or claim arising from, based upon, related to or associated with this Agreement, or the negotiation, performance or consummation of this Agreement, may only be brought against the entities that are expressly named as Parties, and then only with respect to the specific obligations set forth herein with respect to such Party. Each Non-Recourse Person is expressly intended as a third-party beneficiary of this Section 15.9.

15.10 Entire Agreement; Conflicts.

(a) THIS AGREEMENT, THE EXHIBITS AND SCHEDULES HERETO, THE TRANSACTION DOCUMENTS AND THE CONFIDENTIALITY AGREEMENT COLLECTIVELY CONSTITUTE THE ENTIRE AGREEMENT AMONG SELLER AND BUYER PERTAINING TO THE SUBJECT MATTER HEREOF AND SUPERSEDE ALL PRIOR AGREEMENTS, UNDERSTANDINGS, NEGOTIATIONS AND DISCUSSIONS, WHETHER ORAL OR WRITTEN, OF SELLER AND BUYER PERTAINING TO THE SUBJECT MATTER HEREOF.

(b) THERE ARE NO WARRANTIES, REPRESENTATIONS OR OTHER AGREEMENTS AMONG SELLER AND BUYER RELATING TO THE SUBJECT MATTER HEREOF EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT, AND SELLER SHALL NOT BE BOUND BY OR LIABLE FOR ANY ALLEGED REPRESENTATION, PROMISE, INDUCEMENT OR STATEMENTS OF INTENTION NOT SO SET FORTH. IN THE EVENT OF A CONFLICT BETWEEN THE TERMS AND PROVISIONS OF THIS AGREEMENT AND THE TERMS AND PROVISIONS OF ANY EXHIBIT HERETO, THE TERMS AND PROVISIONS OF THIS AGREEMENT SHALL GOVERN AND CONTROL;

PROVIDED, HOWEVER, THAT THE INCLUSION IN ANY OF THE EXHIBITS HERETO OF TERMS AND PROVISIONS NOT ADDRESSED IN THIS AGREEMENT SHALL NOT BE DEEMED A CONFLICT, AND ALL SUCH ADDITIONAL PROVISIONS SHALL BE GIVEN FULL FORCE AND EFFECT, SUBJECT TO THE PROVISIONS OF THIS SECTION 15.10.

15.11 Parties in Interest. The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than Seller and Buyer and their respective successors and permitted assigns, or the Parties’ respective related Indemnified Parties hereunder, any legal or equitable rights, remedies, obligations or liabilities under or by reason of this Agreement; provided that only a Party and its respective successors and permitted assigns will have the right to enforce the provisions of this Agreement on its own behalf or on behalf of any of its related Indemnified Parties (but shall not be obligated to do so).

15.12 Amendment. This Agreement may be amended or modified only by an instrument in writing executed by each of the Parties.

15.13 Waiver; Rights Cumulative. Any of the terms, covenants, representations, warranties or conditions hereof may be waived only by a written instrument executed by or on behalf of the Party waiving compliance. No course of dealing on the part of Seller or Buyer, or their respective Affiliates, officers, employees, agents or representatives or any failure by Seller or Buyer to exercise any of its rights under this Agreement shall operate as a waiver thereof or affect in any way the right of such Person at a later time to enforce the performance of such provision. No waiver by Seller or Buyer of any condition or any breach of any term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term, covenant, representation or warranty. The rights of Seller and Buyer under this Agreement shall be cumulative, and the exercise or partial exercise of any such right shall not preclude the exercise of any other right.

15.14 Conflict of Law Jurisdiction, Venue; Jury Waiver. THIS AGREEMENT AND THE LEGAL RELATIONS AMONG SELLER AND BUYER SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, EXCLUDING ANY CONFLICTS OF LAW RULE OR PRINCIPLE THAT WOULD REQUIRE THE APPLICATION OF ANY OTHER LAW. EACH OF SELLER AND BUYER CONSENT TO THE EXERCISE OF JURISDICTION IN PERSONAM BY THE COURTS OF THE STATE OF COLORADO FOR ANY ACTION ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY. ALL ACTIONS OR PROCEEDINGS WITH RESPECT TO, ARISING DIRECTLY OR INDIRECTLY IN CONNECTION WITH, OUT OF, RELATED TO OR FROM THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS SHALL BE EXCLUSIVELY LITIGATED IN COURTS HAVING SITES IN DENVER COUNTY, COLORADO. EACH PARTY HEREBY IRREVOCABLY CONSENTS TO THE SERVICE OF ANY PAPERS, NOTICES OR PROCESS AT THE ADDRESS SET OUT IN SECTION 15.7 IN CONNECTION WITH ANY ACTION, SUIT OR PROCEEDING AND AGREES THAT NOTHING HEREIN

WILL AFFECT THE RIGHT OF THE OTHER PARTIES TO SERVE ANY SUCH PAPERS, NOTICES OR PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW. EACH PARTY AND EACH SELLER’S REPRESENTATIVE AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE, CONTROVERSY OR CLAIM MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW. EACH OF SELLER AND BUYER WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

15.15 Like-Kind Exchange. Notwithstanding anything else in this Agreement, each Party shall have the right to structure the transactions contemplated under the terms of this Agreement, in whole or in part, as a Like-Kind Exchange. Notwithstanding any other provisions of this Agreement, in connection with effectuating a Like-Kind Exchange, each Party shall have the right, prior to the Closing Date, to assign all or a portion of its rights under this Agreement (the “Assigned Rights”) to a “qualified intermediary” (as that term is defined in Section 1.1031(k)-1(g)(4) of the Treasury Regulations) or to an “Exchange Accommodation Titleholder” (as that term is defined in U.S. Revenue Procedure 2000-37). In the event a Party (in its capacity as an exchanging party, referred to in this Section 15.15 as an “Exchanging Party”) assigns the Assigned Rights to a “qualified intermediary” or an “Exchange Accommodation Titleholder” pursuant to this Section 15.15, then such Exchanging Party agrees to notify the other Party in writing of such assignment reasonably in advance of the Closing Date. In addition, should a Party elect to effectuate a Like-Kind Exchange, the Parties agree to use reasonable best efforts to cooperate with one another in the completion of such an exchange, including the execution of all documents reasonably necessary to effectuate such a Like-Kind Exchange; provided, however, that (a) the Closing Date shall not be delayed or affected by reason of the Like-Kind Exchange, (b) the Exchanging Party shall effect its Like-Kind Exchange through an assignment of the Assigned Rights to a “qualified intermediary” or to an “Exchange Accommodation Titleholder,” but such assignment shall not release such Exchanging Party from any of its liabilities or obligations under this Agreement and (c) the non-exchanging Party shall incur no additional unreimbursed costs, expenses, fees or liabilities as a result of or in connection with the Exchanging Party’s election to undertake a Like-Kind Exchange; provided further, however, that if the non-exchanging Party incurs any costs or expenses as a result of or in connection with the Exchanging Party’s election to undertake a Like-Kind Exchange, the Exchanging Party shall promptly, and in any event, within ten (10) Business Days of request therefor, reimburse the non-exchanging Party for such costs and expenses. Seller and Buyer each hereby acknowledge and agree that any assignment of this Agreement pursuant to this Section 15.15 shall not release a Party from, or modify, any of its respective liabilities and obligations (including indemnity obligations to each other) under this Agreement. Neither Seller nor Buyer, by its consent to a Like-Kind Exchange, shall be responsible in any way for the Exchanging Party’s compliance with such Like-Kind Exchange or be treated as making any representation or warranty as to the Tax treatment of such Like-Kind Exchange.

15.16 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any of Seller or Buyer. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

15.17 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by facsimile or other electronic transmission shall be deemed an original signature hereto.

15.18 Time is of the Essence. With respect to all dates and time periods in this Agreement, time is of the essence.

15.19 Seller Joint and Several Liability; Buyer Several Liability. Each Seller shall be jointly and severally responsible for all obligations of Seller hereunder. Each Buyer shall be severally, and not jointly and severally, responsible for all obligation of Buyer hereunder.

15.20 Buyer Representative. NOG has and does hereby irrevocably appoint Infinity, as the agent and attorney-in-fact of NOG for the following purposes hereunder: (a) giving and receiving all notices permitted or required by this Agreement; (b) making adjustments to the Purchase Price, including reductions in the Purchase Price and the resolution of any dispute regarding such adjustments; (c) handling, negotiating and resolving any Title Defects, Title Benefits, Environmental Defects and any disputes related thereto with respect thereto; (d) handling joint interest audits and other audits of Property Expenses; (e) responding to Claim Notices made against Buyer (but not Claim Notices made solely against NOG); (f) agreeing with Seller as to any amendments to this Agreement which Infinity may deem necessary or advisable, including the extension of time in which to consummate the transactions contemplated by this Agreement, and the waiver of any Closing conditions; (g) conducting due diligence and coordinating regarding Buyer’s financing, and (h) in general, doing all things and taking all actions which Infinity, as representative of NOG, in its sole discretion, may consider necessary or proper in connection with or to carry out the terms of this Agreement, as fully as if NOG were itself present and acting. This power of attorney and all authority conferred hereby shall be irrevocable and shall not be terminated by NOG or by operation of law or by the occurrence of any other event. For the avoidance of doubt, the appointment of Infinity by NOG as agent and attorney in fact pursuant to this Section 15.20 expressly does not include the delegation of the right or obligation to make or pursue indemnity claims on behalf of NOG, and both NOG and Infinity shall retain the separate right to make and pursue indemnity claims and rights that may accrue to such Parties or their related Indemnified Parties under this Agreement.

15.21 Debt Financing Sources. Notwithstanding anything to the contrary herein, each of the Parties on behalf of itself and each of its Affiliates hereby: (a) agrees that any legal action (whether in Law or in equity, whether in contract or in tort or otherwise), involving any Debt Financing Source, arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of New York State court or federal court of the United States of America, in each case, sitting in New York County and any appellate court thereof, (each such court, the “Subject Courts”) and each Party irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such Subject Courts and agrees that any such dispute shall be governed by, and construed in accordance with, the Laws of the State of New York, except as otherwise set forth in any commitment letter in respect of such Debt Financing with respect to (i) the determination of the accuracy of any “specified acquisition agreement representation” (as such term or similar term is defined in such commitment letter) and whether as a result of any inaccuracy thereof Buyer or any of its Affiliates has the right to terminate its or their obligations hereunder pursuant to Article XI or decline to consummate the Closing as a result thereof pursuant to Article VIII and (iii) the determination of whether the Closing has been consummated in all material respects in accordance with the terms hereof, which shall in each case be governed by and construed in accordance with the Laws of the State of Texas, without giving effect to any choice or conflict of Law provision or rule that would cause the application of Laws of any other jurisdiction, (b) agrees not to bring or support or permit any of its Affiliates to bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise), against any Debt Financing Source in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal action in any such Subject Court, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any legal action brought against any Debt Financing Source in any way arising out of or relating to this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agrees that no Debt Financing Source will have any liability to Seller or its shareholders or Affiliates or any successor or assign of any of the foregoing relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of Seller or any of its Affiliates or shareholders or successors or assigns of any of the foregoing shall bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in Law or in equity, whether in Contract or in tort or otherwise), against any Debt Financing Source relating to or in any way arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder or for any claim based on, in respect of, or by reason of any oral or written representations made or alleged to have been made by any Debt Financing Source in connection herewith or with the Debt Financing, including any dispute arising out of or in any way relating to the Debt Commitment Letter, (f) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal action involving any Debt Financing Source or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason, and (g) agrees (i) that any Debt Financing Source is an express third party beneficiary of, and may enforce, any of the provisions in this Section 15.21 (or the definitions of any terms used in this Section 16.21) and (ii) to the extent any amendments to any provision of this Section 15.21 (or, solely as they relate to such Section, the definitions of any terms used in this Section 15.21) are adverse to any Debt Financing Source, such provisions shall not be amended without the prior written consent of each applicable Debt Financing Source. Notwithstanding anything contained herein to the contrary, nothing in this Section 15.21 shall in any way affect any party’s or any of their respective Affiliates’ rights and remedies under any other binding agreement to which such party or any of its Affiliates and a Debt Financing Source is a party. For the avoidance of doubt, in no event shall Seller or any of its Affiliates or any of their respective successors or assigns be entitled to enforce or seek to enforce specifically the remedy of specific performance of the Debt Commitment Letter against any Debt Financing Source.

[Signature page follows.]

IN WITNESS WHEREOF, Seller and Buyer have executed this Agreement as of the Execution Date.

SELLER:

ANTERO MIDSTREAM LLC

By:	/s/ Justin Agnew
Name:	Justin Agnew
Title:	Chief Financial Officer and Vice President - Finance

ANTERO WATER LLC

By:	/s/ Justin Agnew
Name:	Justin Agnew
Title:	Chief Financial Officer and Vice President - Finance

ANTERO TREATMENT LLC

By:	/s/ Justin Agnew
Name:	Justin Agnew
Title:	Chief Financial Officer and Vice President - Finance

SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT

BUYER:

INFINITY NATURAL RESOURCES LLC

By:	/s/ Zack Arnold
Name:	Zack Arnold
Title:	President and Chief Executive Officer

NORTHERN OIL AND GAS, INC.

By:	/s/ Nicholas O’Grady
Name:	Nicholas O’Grady
Title:	Chief Executive Officer

SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT